Confidential Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on August 2, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

Linkage Global Inc
(Exact name of registrant as specified in its charter)

_______________________

Cayman Islands	5961	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022
+03-5927-9261
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022

_______________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

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Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933
Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.

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The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED             , 2023

Ordinary Shares

Linkage Global Inc

This is an initial public offering on a firm commitment basis of our ordinary shares, par value $             per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price to be in the range of $             to $             per Ordinary Share. The offering is being made on a “firm commitment” basis by the underwriters. See “Underwriting.” We have reserved the symbol “LGCB” for purposes of listing the Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”). At this time, Nasdaq has not yet approved the application to list the Ordinary Shares. It is a condition to the closing of this offering that the Ordinary Shares qualify for listing on Nasdaq. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying our Ordinary Shares.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “Linkage Cayman,” “Linkage,” “our Company,” and the “Company” refer to Linkage Global Inc, a Cayman Islands exempted company, and when describing Linkage Cayman’s consolidated financial information for the fiscal years ended September 30, 2022 and 2021, also includes Linkage Cayman’s subsidiaries; “Linkage Holding” refers to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman; “Linkage Electronic” refers to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “HQT NETWORK” refers to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “EXTEND” refers to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman; “Linkage Network” refers to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of the People’s Republic of China (the “PRC” or “China”), which is wholly owned by Linkage Holding; “Chuancheng Digital” refers to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network; “Chuancheng Internet” refers to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital; the “Operating Entities” refers, collectively, to Linkage Electronic, HQT NETWORK, EXTEND, Chuancheng Digital, and Chuancheng Internet; the Hong Kong subsidiaries refers to Linkage Holding, Linkage Electronic and HQT NETWORK, collectively; the PRC subsidiaries refers to Linkage Network, Chuancheng Digital, and Chuancheng Internet, collectively; and “the Group” or “our Group” refers to Linkage Cayman, its Japanese subsidiary, the Hong Kong subsidiaries and the PRC subsidiaries, collectively.

Linkage Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. Linkage Cayman conducts its operations through its Operating Entities in Japan, Hong Kong, and mainland China. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of the Operating Entities in Japan, Hong Kong, and mainland China. Holders of our Ordinary Shares do not directly own any equity interests in our subsidiaries, including the equity interests in our principal subsidiaries based in Japan, Hong Kong, and mainland China, but will instead own shares of a Cayman Islands holding company.

The PRC subsidiaries and the Hong Kong subsidiaries are subject to certain legal and operational risks associated with the business operations in mainland China and Hong Kong. PRC laws and regulations governing the current business operations of the PRC subsidiaries are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of the PRC subsidiaries, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, neither we nor the PRC subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers (which term refers to both enterprises and individual cross-border e-commerce sellers). Such data will be transmitted to an enterprise resource planning system in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright Law Offices (Fuzhou) (“AllBright”), has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, and during the pendency of such review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. In addition, on July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for the Security Assessment of Cross-border Transfer of Data, which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. As of the date of this prospectus, the PRC subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. According to our PRC legal counsel, AllBright, we and the PRC subsidiaries are compliant with the Personal Information Protection Law of the PRC (the “PIPL”) and, the PRC subsidiaries have not provided critical data and personal information outside the territory of the PRC, as of the date of this prospectus. The data collected in the course of the PRC subsidiaries’ operations is mainly the mailing addresses used by the Customers. Such data is stored within the territory of the PRC. Based on the foregoing analysis, our PRC legal counsel is of the view that we and the PRC subsidiaries are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and we believe that we are in compliance with the regulations and policies that have been issued by the CAC as of the date of this prospectus. Since the Measures for the Security Assessment of Cross-border Transfer of Data is new, there remains substantial uncertainties about its interpretation and implementation, and it is unclear whether the PRC subsidiaries shall require a security assessment. If it is determined in the future that the PRC subsidiaries are required such security assessment, it is uncertain whether they can or how long it will take them to complete such security assessment or rectification. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Further, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC. Under the Overseas Listing Trial Measures, direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete the filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. See “Regulations — Regulations Relating to Overseas Listings” and “Risk Factors — Risks Relating to Doing Business in mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

According to our PRC counsel AllBright, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan, but recent statements by the Chinese government have indicated an intent to impose more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. As of the date of this prospectus, we and the PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, the Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — There are some political risks associated with conducting business in Hong Kong” and “Risk Factors — Risks Relating to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale.” The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Regulations — Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong — Regulations Related to Data Privacy” and “Risk Factors — Risks Relating to Doing Business in Hong Kong — Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the “HFCA Act,” if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, TPS Thayer, LLC (“TPS”), is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

The PRC subsidiaries are subject to restrictions and limitations on their ability to distribute earnings from their businesses to us and U.S. investors. Current PRC regulations permit the PRC subsidiaries to pay dividends to Linkage Holding only out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash. See “Prospectus Summary — Asset Transfers Between the Company and its Subsidiaries,” “Prospectus Summary — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” “Risk Factors — Risks Relating to Doing Business in mainland China — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets,” and “Risk Factors — Risks Relating to Doing Business in mainland China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

As of the date of this prospectus, no cash transfer or transfer of other assets has occurred among the Company and any of its subsidiaries. See “Prospectus Summary — Asset Transfers Between the Company and its Subsidiaries,” “Prospectus Summary — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” and our audited consolidated financial statements for the years ended September 30, 2022 and 2021. As of the date of this prospectus, none of subsidiaries has made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. See “Prospectus Summary — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences.”

As a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors. See “Prospectus Summary — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Risk Factors — Risks Relating to Doing Business in mainland China — Governmental control of currency conversion may affect the value of your investment and our payment of Dividends.” Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. However, approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.

For details, see “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business” and “Risk Factors — Risks Relating to Doing Business in mainland China — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, discussed, considered, and reviewed by the relevant departments in the Company, and approved by the Chairman of our Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of the Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. See “Prospectus Summary — Asset Transfers Between the Company and its Subsidiaries.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 13 of this prospectus for more information.

On February 17, 2023, our Chief Executive Officer (“CEO”) and Chairman of the Board of Directors, Mr. Zhihua Wu, as the concerted actor, entered into a concerted actor agreement (the “Concerted Actor Agreement”) with Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su, pursuant to which, Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su agreed to vote consistently with Zhihua Wu in the exercise of all of their rights as shareholders of the Company. See “Related Party Transactions — Concerted Actor Agreement.” Mr. Wu and the remaining parties to the Concerted Actor Agreement, as a group, collectively own voting power of 71.5% of our issued and outstanding Ordinary Shares. Following the completion of this offering, Mr. Wu and the remaining parties to the Concerted Actor Agreement as a group will beneficially own approximately             % of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. As such, we may be deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors” and “Management — Controlled Company.”

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

____________

(1)      We have agreed to pay EF Hutton, division of Benchmark Investments, LLC (the “Representative”), the representative on behalf of the underwriters, an underwriting discount of (i) 3.5% of the gross proceeds of the offering raised from investors that are introduced by the Company, and (ii) 7% of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (collectively, the “underwriters’ discounts”). We have agreed to grant to the underwriters a 45-day option to purchase up to 15% of the aggregate number of Ordinary Shares sold in the offering. See “Underwriting” starting on page 172 of this prospectus for more information regarding our arrangements with the underwriters.

(2)      In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to the Representative, exercisable at any time and from time to time, in whole or in part, during the three and a half-year period commencing six months from the effective date of this offering, entitling the Representative to purchase 3% of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 120% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about               , 2023.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EF HUTTON
Division of Benchmark Investments, LLC

Prospectus dated               , 2023

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “authorized agent” are to an designated agent for the media, who is responsible for identifying and procuring merchants to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment;

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this prospectus only. The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong;

•        “Chuancheng Digital” are to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network;

•        “Chuancheng Internet” are to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital;

•        “Customers” are to cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training and software support services;

•        “EXTEND” are to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman;

•        “HKD” or “HK$” are to the legal currency of Hong Kong;

•        “Honeybee product shelving software” are to software application owned by Chuancheng Internet that helps cross-border e-commerce sellers manage and optimize their product listings on their e-commerce websites;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “HQT NETWORK” are to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

•        “Internet traffic dividend” are to the rapid growth in the number of users and economic value resulting from the widespread of internet applications;

•        “Japanese yen” or “JPY” are to the legal currency of Japan;

ii

•        “KOLs” are to individuals who have significant influence over online shoppers and their purchasing decisions;

•        “Linkage Cayman” are to Linkage Global Inc, a Cayman Islands exempted company;

•        “Linkage Electronic” are to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

•        “Linkage ERP System” are to the Operating Entities’ enterprise resource planning owned by Chuancheng Digital, which is committed to providing cross-border e-commerce sellers with solutions for delicacy operations and business and financial data integration, making cross-border e-commerce easier;

•        “Linkage Holding” are to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman;

•        “Linkage Network” or “WFOE” are to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of China, which is wholly owned by Linkage Holding;

•        “mainland China” or “Mainland China” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

•        “Merchants” are to Customers and other cross-border e-commerce sellers and suppliers;

•        “Operating Entities” are to EXTEND, Linkage Electronic, HQT NETWORK, Chuancheng Digital, and Chuancheng Internet, collectively;

•        “Renminbi” or “RMB” are to the legal currency of China;

•        “shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Linkage Cayman, par value $     per share;

•        “SKUs” are to stock keeping units;

•        “smart products” and “smart electronics” are to the combination of computer, communication and consumer electronics;

•        “SMEs” are to small and medium enterprises; and

•        “$,” “USD,” “US$” or “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our business is conducted by the Operating Entities in Japan using JPY, in Hong Kong using U.S. dollars, and in China using RMB. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of JPY or RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, the conversion of JPY into U.S. dollars is based on 0.0069, and RMB to U.S. dollars is based on 0.14.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our Ordinary Shares. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party independent research firm. We refer to this report as the “Frost and Sullivan Report”.

Our Corporate Structure

Linkage Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. Linkage Cayman conducts its operations through the Operating Entities in Japan, Hong Kong, and mainland China. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of the Operating Entities in Japan, Hong Kong, and mainland China. Holders of our Ordinary Shares do not directly own any equity interests in the Operating Entities, but will instead own shares of a Cayman Islands holding company.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon the completion of this offering, assuming the sales of all of the Ordinary Shares we are offering at an assumed public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. For more details on our corporate history, please refer to “Corporate History and Structure.”

Zhihua, Wu
Xiaoyu, Qi
SMART BLOOM GLOBAL LIMITED (BVI)
ROSY GOLD INVESTMENTS LIMITED (BVI)
TALENT BEST GLOBAL LIMITED (BVI)
GLORIOUS GLOBAL INVESTMENTS LIMITED (BVI)
HORIZON CENTURY INTERNATIONAL LIMITED (BVI)
SHARP CREATION DEVELOPMENTS LIMITED (BVI)
Other Minority Shareholders[2] (BVI)
Public Shareholders
Pre-IPO / Post IPO
71.5% / [ ]%
28.5% / [ ]%
0% / [ ]%
Linkage Global Inc (Cayman, 2022)
100%
Linkage Holding (Hong Kong) Limited (Hong Kong, 2022)
100%
Linkage Electronic Commerce Limited (Hong Kong, 2022)
100%
HQT NETWORK CO., LIMITED (Hong Kong, 2016)
100%
EXTEND CO., LTD (Japan, 2011)
100%
Linkage (Fujian) Network Technology Limited (PRC, 2022)
100%
Fujian Chuancheng Digital Technology Limited (PRC, 2021)
100%
Fujian Chuancheng Internet Technology Limited (PRC, 2021)

____________

Notes: all percentages reflect the equity interests.

(1)      Represents 14,300,000 Ordinary Shares held by the parties of the Concerted Actor Agreement as a group, as of the date of this prospectus.

(2)      Represents an aggregate of 5,700,000 Ordinary Shares held by 6 shareholders, each holding less than 5% of our Ordinary Shares issued and outstanding, as of the date of this prospectus.

The PRC subsidiaries and the Hong Kong subsidiaries are subject to certain legal and operational risks associated with the business operations in mainland China and Hong Kong. PRC laws and regulations governing the current business operations of the PRC subsidiaries are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of the PRC subsidiaries, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, neither we nor the PRC subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers. Such data will be transmitted to the Linkage ERP System in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright, has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, and during the pendency of such review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, and suspension of new user registration, to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering.”

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Further, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC. Under the Overseas Listing Trial Measures, indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. See “Regulations — Regulations Relating to Overseas Listings” and “Risk Factors — Risks Relating to Doing Business in mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

According to our PRC counsel, AllBright, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission for our overseas listing plan, but recent statements by the Chinese government have indicated an intent to impose more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. As of the date of this prospectus, we and the PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the PRC subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, or the PRC subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The same legal and operational risks associated with operations in China also apply to operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future and thus we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, the Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — There are some political risks associated with conducting business in Hong Kong” and “Risk Factors — Risks Relating to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale.” The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Regulations — Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong — Regulations Related to Data Privacy” and “Risk Factors — Risks Relating to Doing Business in Hong Kong — Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, TPS, has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Business Overview

We are a holding company incorporated in the Cayman Islands with no material operations of its own. Linkage Cayman conducts its operations through the Operating Entities in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through the Operating Entities, we have developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services.

Cross-border Sales

Cross-border sales operations were initially launched in 2011 in Japan through our subsidiary, EXTEND. Products are sourced from Japanese and Chinese manufacturers and brands, together with our private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. Since our inception, the Operating Entities have selected approximately 10,000 suppliers and 100,000 featured products. Customers are mainly comprised of sellers on various e-commerce platforms, such as Amazon, Lazada, Shopee, Wish, Coupang, Yahoo, WOWMA, Rakuten, Tmall, Taobao, JD, and TikTok, and independent website operators. The Operating Entities use a multi-channel marketing strategy. Online, the Operating Entities approach Customers through (i) advertising promotion on their own official websites (www.jp-extend.com and www.whale.xin), major e-commerce platforms, social media, search engines, and independent websites, (ii) sending email marketing to potential customers, (iii) and referrals from existing Customers. Offline, the Operating Entities approach Customers mainly through attending exhibitions. See “Business — Business Model — Marketing.” The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities either place orders with suppliers who ship the products directly to the Customers, or deliver the orders from their own warehouses in Japan to the Customers via third-party delivery companies. For the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, revenue derived from cross-border sales operating was $6.39 million, $17.91 million, and $12.42 million, accounting for approximately 70.80%, 81.29%, and 80.28% of our total revenue for the respective periods.

A majority of the Operating Entities’ cross-border sales operations have historically been conducted in Japan, and since 2011, the Operating Entities have been expanding their operations to Hong Kong and mainland China markets. Cross-border sales operation is the foundation of the comprehensive service system we are building. Over the years of experience the Operating Entities have encountered with e-commerce sellers in cross-border sales operation, they identified a large gap between the demands for placing advertisements, and limited resources and channels to advertise, especially on social media platforms, and have identified significant growth potential in China’s rapidly developing e-commerce market. Therefore, in 2016, HQT NETWORK was established in Hong Kong, for the provision of digital marketing services; and in 2021, we established Chuancheng Digital and Chuancheng Internet in China, offering cross-border sales and Integrated e-commerce training services, respectively.

For the fiscal year ended September 30, 2021, among our revenues derived from cross-border sales operations, 99.48%, 0.52%, and 0% were derived from Japan, mainland China and Hong Kong, respectively. For the fiscal year ended September 30, 2022, among our revenues derived from cross-border sales operations, 92.23%, 5.46%, and 2.31% were derived from Japan, mainland China and Hong Kong, respectively. For the six months ended March 31, 2023, among our revenues derived from cross-border sales operations, 85.65%, 8.95%, and 5.40% were derived from Japan, mainland China and Hong Kong, respectively.

Integrated E-commerce Services

Digital Marketing

Through the subsidiary, HQT NETWORK, in Hong Kong, the Operating Entities connect Customers and other cross-border e-commerce sellers and suppliers (collectively, the “Merchants”) with social media platforms to provide digital marketing services to Merchants. HQT NETWORK has cooperated with Google Asia Pacific Pte., Ltd. (“Google”) since 2017 and became an authorized agent of Google in 2018, through making use of the vast suppliers’ and Customers’ data that the Operating Entities have collected from their cross-border sales operation by conducting market research and analysis by digital marketing team to identify trends and preferences in different regions and consumer segments, HQT NETWORK helps the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its own channels, such as Google search engine, Google display, Gmail, and YouTube. HQT NETWORK aims to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand their regional customer base. Since the launch of this business line, HQT NETWORK has served more than 200 Merchants. Starting from 2023, HQT NETWORK has also partnered with Huntmobi Holdings Limited, an online advertising agency based in China, for ad deployment, to gain access to a wider array of online media. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, revenue derived from digital marketing was $2.26 million, $3.95 million, and $3.05 million, accounting for approximately 25.04%, 17.91%, and 19.70% of our total revenue for the respective periods.

E-commerce Operation Training and Software Support Services

To diversify our revenue sources, in 2021, the Operating Entities started offering services, including e-commerce operation training and software support services. The recorded e-commerce operation training courses teach Customers skills and information needed to successfully operate and grow their online shops. The Operating Entities also offer proprietary software tools that facilitate Customers with their day-to-day e-commerce operations, including product shelving, supply chain management, and operational management.

For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022, and 2021, our revenue from e-commerce operation training and software services was $0.35 million, $175,543, and $3,264, accounting for approximately 3.39%, 0.80%, and 0.02% of our total revenue for the respective periods.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        comprehensive service system comprising cross-border sales and integrated e-commerce services;

•        diversified internal “recommended” or “strictly selected” product collections;

•        capability of providing targeted digital marketing services by leveraging our business data analysis technology; and

•        experienced management team.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        grow and diversify Customer and Merchant bases, and seek more authorized agency qualifications of other media;

•        actively layout social e-commerce channels;

•        develop a wider selection of products;

•        venture into Southeast Asian market;

•        expand our manpower and talent pool to support our pursuit of business growth; and

•        further strengthen our supply chain integration.

Corporate Information

Our principal executive offices are located at 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan and our phone number is +03-5927-9261. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands, and the phone number of our registered office is+1-(345)769-9372. We maintain a corporate website at www.linkagecc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is             .

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Relating to Our Business and Industry” from pages 20 to 32.)

Risks and uncertainties related to our business include, but are not limited to, the following:

•        the Operating Entities operate in a highly-competitive market and their failure to compete effectively could adversely affect their results of operations (see page 20 of this prospectus);

•        our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date (see page 20 of this prospectus);

•        system interruptions that impair access to the Operating Entities’ software, or other performance failures in its technology infrastructure, could damage their reputation and results of operations (see page 21 of this prospectus);

•        cybersecurity risks and cyber incidents may adversely affect the Operating Entities business by causing a disruption to their operations, a compromise or corruption of their confidential information, misappropriation of assets and/or damage to their business relationships, all of which could negatively impact their business and results of operations (see page 29 of this prospectus);

•        we have engaged in substantial transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on our business, financial conditions and results of operations (see page 30 of this prospectus); and

•        the Operating Entities’ business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic (see page 30 of this prospectus).

Risks Relating to this Offering and the Trading Market (for a more detailed discussion, see “Risk Factors — Risks Relating to this Offering and the Trading Market” from pages 32 to 39.)

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•        there has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see page 32 of this prospectus);

•        Mr. Zhihua Wu, our CEO and Chairman of our Board of Directors, and certain shareholders have entered into a concerted actor agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions (see page 32 of this prospectus);

•        since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholder (see page 32 of this prospectus);

•        you will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased (see page 33 of this prospectus);

•        if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 33 of this prospectus); and

•        the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 35 of this prospectus).

Risks Relating to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Hong Kong” from pages 39 to 42.)

The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong.

•        the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Hong Kong subsidiaries (see “Risk Factors — Risks Relating to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Hong Kong subsidiaries” on page 39 of this prospectus);

•        the enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale (see “Risk Factors — Risks Relating to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale” on page 40 of this prospectus);

•        there are some political risks associated with conducting business in Hong Kong (see “Risk Factors — Risks Relating to Doing Business in Hong Kong — There are some political risks associated with conducting business in Hong Kong” on page 40 of this prospectus); and

•        some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations (see “Risk Factors — Risks Relating to Doing Business in Hong Kong — Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations on page 41 of this prospectus).

Risks Relating to Doing Business in mainland China (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in mainland China” from pages 42 to 58.)

Some of our business is conducted in mainland China through the Operating Entities, and therefore, we face risks and uncertainties relating to doing business in mainland China in general, including, but not limited to, the following:

•        changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC subsidiaries’ business and operations (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC subsidiaries’ business and operations” on page 42 of this prospectus);

•        uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us” on page 42 of this prospectus);

•        you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see “Risk Factors — Risks Relating to Doing Business in Mainland China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China on page 43 of this prospectus);

•        given the Chinese government’s significant oversight and discretion over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Given the Chinese government’s significant oversight and discretion over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares” on page 44 of this prospectus);

•        any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page 44 of this prospectus);

•        recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering” on page 44 of this prospectus);

•        the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future (see “Risk Factors — Risks Relating to Doing Business in Mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future” on page 46 of this prospectus);

•        recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings” on page 47 of this prospectus);

•        to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets (see “Risk Factors — Risks Relating to Doing Business in Mainland China — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets” on page 48 of this prospectus);

•        the approval of and the filing with the CSRC or other PRC government authorities may be required in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering (see “Risk Factors — Risks Relating to Doing Business in Mainland China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering” on page 55 of this prospectus);

•        the M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors — Risks Relating to Doing Business in Mainland China — The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 56 of this prospectus); and

•        Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless” on page 57 of this prospectus).

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has spread throughout the world, including Japan and China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Both the Japanese and Chinese governments have ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. In 2022, there was been a resurgence of COVID-19 cases in certain parts of China due to the Delta and Omicron variants, which caused local governments to tighten COVID-19-related restrictions, including measures such as banning social and work gatherings, imposing mandatory quarantine requirements and suspending public transportation in certain cities. In December 2022, the COVID-19 restriction policies in China were lifted, both locally and nationally. Beginning in January 2023, among other changes, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted.

With regard to the Operating Entities’ cross-border sales, COVID-19 related lockdowns and other control measures imposed in other countries, which form part of the overseas market for our products, had, and may continue to have, an impact on our international exports and import. For instance, the Chinese market will not be able to receive delivery of the Operating Entities’ products during the period of lockdown. In addition, as the price of sea freight has increased as compared with that before the pandemic, this has led to higher overall costs for our Customers. The reduction in shipping frequency and longer shipping period have also affected the shipment and delivery of the Operating Entities’ products to a certain extent. Nevertheless, save for delivery delay of some of the Operating Entities’ products which in turn caused delay in recording of account receivables, the supply chain disruptions do not have any material impact on the cross-border sales operation since the Operating Entities’ supply chain integration capability, and their product suppliers are mainly located outside China. The Operating Entities recorded improvements in the revenue of cross-border sales in fiscal year 2022 compared to fiscal year 2021.

With regard to the Operating Entities’ digital marketing, e-commerce training and software support services, they are mainly completed online and not limited by time or space. To counter the impact of the COVID-19 pandemic, compared with the practice prior to the outbreak of COVID-19, the Operating Entities have changed their traditional office mode to a “work-from home” model and built an online office platform. Despite the fact that the pandemic and lockdown measures resulted in instability in personnel and a high turnover rate in other industries, they also prompted more unemployed people to join the cross-border e-commerce industry and more people to shop online, which in turn accelerated the growth of the entire cross-border e-commerce industry. Looking ahead, our management team expects that the needs from e-commerce start-ups for integrated e-commerce services will further expand for the next decades. Compared with fiscal year 2021, the number of Merchants using digital marketing service and the number of Customers of e-commerce training and software support services increase 14.02% and 140%, respectively.

For the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, the COVID-19 pandemic did not have a material impact on the Operating Entities’ financial positions and operating results. Our revenue reached approximately $9.03 million for the six months ended March 31, 2023, representing an increase of approximately $0.61 million or 7.26% from approximately $8.42 million for the six months ended March 31, 2022.

Our revenue reached approximately $21.88 million for the fiscal year ended September 30, 2022, representing an increase of approximately $6.41 million or 41.44% from approximately $15.47 million for the fiscal year ended September 30, 2021.

The circumstances that have driven the Operating Entities’ business growth during the COVID-19 pandemic may not persist in the future. In addition, the COVID-19 could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors — Risks Relating to Our Business and Industry — The Operating Entities’ business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic.”

Asset Transfers Between the Company and its Subsidiaries

As of the date of this prospectus, no cash transfer or transfer of other assets has occurred among the Company and any of its subsidiaries.

We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, discussed, considered, and reviewed by the relevant departments in the Company, and approved by the Chairman of our Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of the Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

As a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors. See “Prospectus Summary — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Risk Factors — Risks Relating to Doing Business in mainland China — Governmental control of currency conversion may affect the value of your investment and our payment of Dividends.” Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. However, approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. For details, see “Risk Factors — Risks Relating to Doing Business in mainland China — Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business” and “Risk Factors — Risks Relating to Doing Business in mainland China — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences

As of the date of this prospectus, none of subsidiaries has made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors, primarily reflected in the following aspects: (i) we are restricted from injecting capital or providing loans to the PRC subsidiaries, which may adversely affect the operations of the PRC subsidiaries; (ii) the PRC subsidiaries may be restricted from paying dividends to us; and (iii) if we are unable to obtain dividends from the PRC subsidiaries, it may adversely impact our dividends distribution to investors. See “Summary of Risk Factors,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Risk Factors — Risks Relating to Doing Business in mainland China — Governmental control of currency conversion may affect the value of your investment and our payment of Dividends.”

The PRC subsidiaries are subject to restrictions and limitations on their ability to distribute earnings from their businesses to us and U.S. investors. Current PRC regulations permit the PRC subsidiaries to pay dividends to Linkage Holding only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if the PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from their operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends the PRC subsidiaries pay to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — People’s Republic of China Enterprise Taxation in Mainland China.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of the RC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Relating to Doing Business in mainland China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.” and “Risk Factors — Risks Relating to Doing Business in mainland China — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country’s requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Controlled Company

Our CEO and Chairman of the Board of Directors, Mr. Zhihua Wu, as the concerted actor and the remaining parties to the Concerted Actor Agreement as a group, collectively own voting power of 71.5% of our issued and outstanding Ordinary Shares. See “Related Party Transactions — Concerted Actor Agreement.” Upon completion of this offering, Mr. Wu and the remaining parties to the Concerted Actor Agreement as a group, will beneficially own approximately             % of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•        a majority of our board of directors consist of independent directors;

•        our director nominees be selected or recommended solely by independent directors; and

•        we have a nominating committee and a remuneration committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Permissions or Approval Required from the PRC Authorities for the PRC Subsidiaries

Our PRC legal counsel, AllBright, has advised us that, as of the date of this prospectus, in order to operate our business activities as currently conducted in China, the PRC subsidiaries are required to obtain business licenses from the State Administration for Market Regulation (“SAMR”). As of the date of this prospectus, as confirmed by AllBright, our PRC legal counsel, each of the PRC subsidiaries has obtained a valid business license from the SAMR and no application for any such license has been denied.

We cannot assure you that the PRC subsidiaries will always be able to successfully update or renew the Governmental Permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of the PRC subsidiaries’ present or future business. The PRC subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the subsidiaries and the PRC subsidiaries or our industry, or by intervention or interruption by PRC governmental authorities, if the PRC subsidiaries (1) do not receive or maintain such Governmental Permits, (2) inadvertently conclude that such Governmental Permits are not required, (3) applicable laws, regulations, or interpretations change and the PRC subsidiaries are required to obtain such Governmental Permits in the future.

To operate business activities in Hong Kong, every person carrying on any business must make an application to the Commissioner of Inland Revenue for the registration of that business with the Business Registration Office of the Inland Revenue Department in Hong Kong and make an application for business registration within one month of commencement of business. Any person who fails to comply is subject to a maximum fine of HK$5,000 and one year of imprisonment. As of the date of this prospectus, each of the Hong Kong subsidiaries has obtained a valid business registration certificate.

Permissions or Approval Required from the PRC Authorities for Overseas Listing

As of the date of this prospectus, our PRC counsel, AllBright, has advised us that (1) neither we nor any of the PRC subsidiaries are required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors, (2) we may be required to obtain permission or approval relating to our Ordinary Shares from the CAC pursuant to the Cybersecurity Review Measures (2021 version), and (3) we are not required to complete the filing procedures with the CSRC for the offering and listing of our Ordinary Shares.

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

As of the date of this prospectus, we have not received any notice from any authorities identifying any of the PRC subsidiaries as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers. Such data will be transmitted to the Linkage ERP System in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright, has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, and suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering.”

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listing Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft rules by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft rules: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listing Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, where a domestic company seeks to directly or indirectly offer and list securities in overseas markets, the issuer shall file with the CSRC. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. See “Regulations — Regulations Relating to Overseas Listings” and “Risk Factors — Risks Relating to Doing Business in mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

To conduct business activities in Hong Kong, every person carrying on any business must make an application to the Commissioner of Inland Revenue for the registration of that business with the Business Registration Office of the Inland Revenue Department in Hong Kong and make an application for business registration within one month of commencement of such business. Any person who fails to comply is subject to a maximum fine of HK$5,000 and one year of imprisonment. As of the date of this prospectus, each of the Hong Kong subsidiaries has obtained a valid business registration certificate. There is no statutory or mandatory permission or regulatory approval required for the provision of customized servers and ancillary software and services in Hong Kong. As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, neither we nor the Hong Kong subsidiaries are required to obtain any permission or approval from the Hong Kong authorities to offer the securities being registered to foreign investors outside Hong Kong. However, it is uncertain whether we or the Hong Kong subsidiaries will be required to obtain additional permissions or approval from Hong Kong authorities to operate business or offer securities to foreign investors in the future, and whether we would be able to obtain such permissions or approvals. If we are unable to obtain such permissions or approvals if required in the future because applicable laws, regulations, or interpretations change, or inadvertently conclude that such permissions or approvals are not required, then the value of our Ordinary Shares may depreciate significantly or become worthless.

THE OFFERING

Ordinary Shares offered by us	Ordinary Shares
Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $ to $ per Ordinary Share.
Ordinary Shares outstanding prior to completion of this offering	20,000,000 Ordinary Shares
Ordinary Shares outstanding immediately after this offering

             Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding              Ordinary Shares underlying the Representative’s Warrants

             Ordinary Shares assuming full exercise of the underwriters’ over-allotment option and excluding              Ordinary Shares underlying the Representative’s Warrants

Listing

We intend to apply to have our Ordinary Shares listed on the Nasdaq Stock Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed ticker symbol	“LGCB”
Transfer Agent
Over-allotment Option	We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to 15% of the aggregate number of Ordinary Shares sold in the offering.
Use of proceeds

We intend to use the proceeds from this offering (i) for technology research and development, (ii) to further strengthen supply chain integration, (iii) to expand our manpower and talent pool, (iv) to venture into the Southeast Asian market, and (v) for working capital and other general corporate purposes. See “Use of Proceeds” on page 62 for more information.

Lock-up

We have agreed that, without the prior written consent of the Representative, we will not, during the engagement period of the Representative and additionally for a period of 180 days from the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital shares, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of shares of our Company or such other securities, in cash or otherwise. Furthermore, all of our directors and officers and our principal shareholders (5% or more shareholders)

have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of this prospectus. In addition, without the prior consent of the Representative, each holder of less than 5% outstanding Ordinary Shares of the Company as of the effective date of the Registration Statement, for a period of 90 days from the date of this prospectus, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions. See “Underwriting — Lock-Up Agreements” for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 20 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Representative’s Warrants

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants to purchase Ordinary Shares equal to 3% of the total number of Ordinary Shares sold in this offering, excluding the number of Ordinary Shares upon the exercise of the underwriters’ over-allotment option, as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The Representative’s Warrants will be exercisable for a period of three and a half years after six months from the effective date of this offering at a per share exercise price of $             (120% of the public offering price of the Ordinary Shares, based on an assumed offering price of $             per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Please see “Underwriting — The Representative’s Warrants” for a description of these warrants.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

The Operating Entities operate in a highly-competitive market and their failure to compete effectively could adversely affect their results of operations.

The cross-border e-commerce service provider industry in Japan and China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. The Operating Entities primarily compete against offline and online supply chain provider, retailers, and wholesalers, but also increasingly face competition from advertising providers, software support service providers, and other cross-border e-commerce service provider. See “Business — Competition.” The Operating Entities’ current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than they do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of the Operating Entities’ competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their website and platform development than the Operating Entities. In addition, new and enhanced technologies may increase the competition in the cross-border e-commerce service provider market. Increased competition may reduce the Operating Entities’ profitability, market share, customer base, and brand recognition. There can be no assurance that the Operating Entities will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on their business, financial condition, and results of operations.

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

We have grown rapidly over the last few years. Our revenues increased from $15.47 million in the fiscal year ended September 30, 2021 to $22.03 million in the fiscal year ended September 30, 2022, and from $8.42 million in the six months ended March 31, 2022 to $9.03 million in the six months ended March 31, 2023. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. In addition, the Linkage ERP System, from which we generated 0.80% of our revenues in the fiscal year ended September 30, 2022 and 3.93% of our revenues in the six months ended March 31, 2023, is a relatively new initiative and may not grow as quickly as we have anticipated. Our growth rate may also be slower than the previous years due to inflationary pressure and changes in the global economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

System interruptions that impair access to the Operating Entities’ software, or other performance failures in their technology infrastructure, could damage their reputation and results of operations.

The satisfactory performance, reliability and availability of the Operating Entities’ marketplace, software (Linkage ERP System and Honeybee product shelving software), and other technology infrastructures are critical to its reputation and ability to acquire and retain Customers, as well as maintain adequate Customer service levels. For example, if the Linkage ERP System fails or suffers an interruption or degradation of services, the Operating Entities could lose customer data, which could harm their business. The Operating Entities’ systems and operations, including their ability to fulfill Customer orders through our logistics network, are also vulnerable to damage, breakdown, breach or interruption from inclement weather, fire, flood, power loss, telecommunications failure, terrorist attacks, labor disputes, employee error or malfeasance, theft or misuse, cyber-attacks, denial-of-service attacks, computer viruses, ransomware or other malware, data loss, acts of war, break-ins, earthquake and similar events. In the event of a software failure, the failure to maintain back-up resources could take substantial time, during which time the Operating Entities’ sites could be completely shut down. Further, the Operating Entities’ back-up services may not effectively process spikes in demand, may process customers’ requirement more slowly and may not support all of their sites’ functionality.

The Operating Entities may experience periodic system interruptions from time to time. In addition, to remain competitive, the Operating Entities continue to enhance and improve the responsiveness, functionality and features of their marketplace, which is particularly challenging, given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, the Operating Entities redesign and enhance various functions in their marketplace on a regular basis, and they may experience instability and performance issues as a result of these changes. Any slowdown, interruption or performance failure of the Operating Entities’ marketplace and the underlying technology could harm their business, reputation and their ability to acquire, retain and serve Customers, which could materially adversely affect the Operating Entities’ results of operations.

The Operating Entities’ international operations are subject to a variety of legal, regulatory, political and economic risks.

We conduct a substantial majority of our operations through the Operating Entities established in mainland China, Hong Kong, and Japan and we operate one warehouse in Japan. We also plan to venture into the Southeast Asian market. See “Business — Growth Strategies — Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media.” In certain international market segments, the Operating Entities have relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, and maintain international operations, and promote our brand internationally. The Operating Entities’ international operations may not become profitable on a sustained basis.

In addition, the Operating Entities’ international sales and operations are subject to a number of risks, mainly including (i) local economic, inflation and political conditions; (ii) government regulation (such as regulation of our product and service offerings and of competition); restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs); nationalization; and restrictions on foreign ownership; (iii) restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedents, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights; (iv) business licensing or certification requirements; (v) limitations on the repatriation and investment of funds and foreign currency exchange restrictions; (vi) limited fulfillment and technology infrastructure; (vii) potential impact of the COVID-19 pandemic on the Operating Entities’ business operations and the global economy; (viii) shorter payable and longer inventory and receivable cycles and the resultant negative impact on cash flow; (ix) laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, advertising, and restrictions on pricing or discounts; (x) lower levels of use of the Internet; (xi) lower levels of consumer spending and fewer opportunities for growth compared to the China, Japan or other Asian nations; (xii) different employee/employer relationships and the existence of works councils and labor unions; (xiii) laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and (xiv) geopolitical events, including pandemics, war and terrorism.

As international physical, e-commerce, and omni-channel retail and other services grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. The inability to hire, train, retain, and manage sufficient required personnel may limit the Operating Entities’ international growth.

If the Operating Entities fail to maintain and expand our relationships with suppliers, their revenues and results of operations will be harmed.

The Operating Entities have no long-term supply agreements arrangements with major suppliers and, therefore, the Operating Entities’ success depends on maintaining good relationships with their major suppliers. The Operating Entities’ business depends to a significant extent on the willingness and ability of their suppliers to supply them with a sufficient selection and volume of products to stock product collection. Some of their suppliers that have many other clients may not have the capacity to supply the Operating Entities with sufficient merchandise to keep pace with their growth plans. Any of the Operating Entities’ suppliers could in the future decide to scale back or end its relationship with the Operating Entities and strengthen its relationship with the Operating Entities’ competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If the Operating Entities fail to maintain strong relationships with their existing suppliers, or fail to continue acquiring and strengthening relationships with additional suppliers, the Operating Entities’ ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on their competitive position.

During the six months ended March 31, 2023, two suppliers accounted for approximately 19.39% and 15.63% of the Operating Entities’ total purchases, respectively. During the six months ended March 31, 2022, one supplier accounted for approximately 24.33% of the Operating Entities’ total purchases. During the fiscal year ended September 30, 2022, two suppliers accounted for approximately 20.59% and 15.97% of the Operating Entities’ total purchases, respectively. During the fiscal year ended September 30, 2021, one supplier accounted for approximately 20.81% of the Operating Entities’ purchases. The loss of or a reduction in the amount of merchandise made available to the Operating Entities by any one of these key suppliers, or by any of their other suppliers, could have an adverse effect on the Operating Entities’ business.

If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.

For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, all the revenue in digital marketing services came from the commissions of Google was $2.26 million, $3.95 million, and $3.05 million, accounting for approximately 25.04%, 17.91% and 19.70% of our total revenue for the respective periods.

HQT NETWORK typically enters into agency agreement with Google with a term of one year, and its currently effective agency agreement with Google expires on January 1, 2024. Pursuant to the agency agreement currently in effect, HQT NETWORK is responsible for identifying and procuring Merchants who then purchase ad inventory from the Google platforms, facilitating the transaction process, and assisting with advertisement deployment in Mainland China and Hong Kong. As Google’s authorized agency, HQT NETWORK’s relationship with Google is mainly governed by the agency agreement which provides for, among other things, credit periods and the commission polices offered to HQT NETWORK. Either party to the agency agreement may terminate the agreement upon a 30-day advance written notice, and Google may unilaterally terminate the agreement if HQT NETWROK fails to perform certain obligations specified therein. Any failure to enter into a new agency agreement with Google upon expiration of the current term or any termination of the agreement with Google may have a material adverse impact on the results of HQT NETWORK’s digital marketing services, which in turn could adversely affect our financial condition and results of operations. For a detailed description of the material terms of our agency agreement with Google and the commissions offered by Google, see “Business — Digital Marketing — Agency agreement with Google.”

There are a number of factors, including HQT NETWORK’s performance, which could cause the loss of, or decrease in the volume of digital marketing business from. Even though we believe HQT NETWORK has a strong record of performance in digital marketing services, we cannot assure you that HQT NETWORK will continue to maintain the business cooperation with Google at the same level, or at all. The loss of business from Google, or any downward adjustment of the rates of commissions paid by Google, could materially and adversely affect HQT NETWORK’s digital marketing services, which in turn could adversely affect our financial condition and results of operations. Furthermore, if Google terminates its relationship with HQT NETWORK, we cannot assure you that HQT NETWORK will be able to secure an alternative arrangement with comparable media in a timely manner, or at all.

The Operating Entities rely on third-party manufacturers to produce their private label smart products and problems with, or loss of, these manufacturers could harm the Operating Entities’ business and operating results.

The Operating Entities entrust third parties to manufacture their private label smart products which the Operating Entities sell to Customers. The Operating Entities offer approximately 190 SKUs of private label smart electronics from qualified third-party manufacturers in a timely and efficient manner. For the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, we were materially dependent upon three third-party manufacturers for the production of private label smart products; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), and Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), each contributing to more than 5% of our total manufacturing fees paid during each of the reporting periods. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of third-party manufacturers, third-party manufacturers’ ability to meet the Operating Entities’ standards, labor problems experienced by third-party manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to the Operating Entities’ third-party manufacturers are beyond their control. As an example, the COVID-19 pandemic could adversely impact third-party manufacturers facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect the Operating Entities’ business, financial condition and results of operations.

Under certain circumstances, the agreements entered into with such third-party manufacturers may lapse, in the event the third-party manufacturers determine not to renew such agreements. For example, our agreements with the major third-party manufacturers identified above, namely Shenzhen Huajue, Shenzhen Luoxi and Shenzhen Weiermei, will be automatically renewed for additional one-year terms, unless a party has provided a three-month advance written notice to the other party prior to the expiration of the term. See “Business — Business Model — Product Selection — Product Offerings — Our Private Label Smart Electronics” on page 104 for detailed descriptions of the material terms of our agreements with major third-party manufacturers. In the event that any of such third parties determines to not to renew by providing such advance written notice, there can be no assurance that the Operating Entities will be able to obtain a replacement in a timely manner, or at all, which may affect our business, financial condition, and results of operations. The Operating Entities’ ability to develop and maintain relationships with reputable third-party manufacturers and offer high quality merchandise to Customers is critical to the Operating Entities’ success. If the Operating Entities are unable to develop and maintain relationships with third-party manufacturers that would allow them to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, the Operating Entities’ ability to satisfy Customers’ needs, and therefore the Operating Entities’ long-term growth prospects, may be materially adversely affected.

We also are unable to predict whether any of the countries in which the Operating Entities’ products are currently manufactured or may be manufactured in the future will be subject to new, different, or additional trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of exports from products, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to Customers and materially adversely affect the Operating Entities’ financial performance as well as their reputation and brand.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including (i) managing our operational, administrative and financial capabilities and other resources; (ii) managing our brand portfolio, including further expanding our private label offerings, products and services; (iii) expanding marketing channels and deepening end customer outreaches; (iv) staying abreast of the evolving industry demands and market developments and catering to consumers’ changing tastes; (v) developing and applying technologies necessary to support our expanded operations; (vi) responding to changes in the regulatory environment; (vii) exploring new market opportunities such as new monetization channels; and (viii) addressing other challenges resulting from our expansion.

All efforts to address the potential challenges on our way to expansion require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively or timely address operating difficulties and challenges to keep up with our growth. If we are unable to successfully address these difficulties, risks and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We plan to selectively launch our integrated e-commerce related services in other countries in Southeast Asia during the next two years, starting from markets such as the Thailand, Malaysia, and Indonesia. For details, see “— Liquidity and Capital Resources” The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan and China. As we grow our international operations in the future, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we will launch our services or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

•        varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to cross-border e-commerce market;

•        compliance with multiple and potentially conflicting regulations in other countries in Southeast Asia;

•        difficulties in staffing and managing foreign operations;

•        longer collection cycles;

•        different intellectual property laws that may not provide consistent and/or sufficient protections for our intellectual property;

•        proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

•        localized spread of infection resulting from the COVID-19 pandemic, including any economic downturns and other adverse impacts;

•        difficulties in enforcing agreements through foreign legal systems;

•        fluctuations in currency exchange rates that may affect service demand and may adversely affect the profitability in U.S. dollars, RMB, or JPY of services provided by us in foreign markets where payment for our services is made in the local currency;

•        changes in general economic, health, and political conditions in countries where our services are provided;

•        disruptions caused by acts of war;

•        potential labor strike, lockouts, work slowdowns, and work stoppages; and

•        different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

If the Operating Entities cannot retain, attract, and motivate key personnel, the Operating Entities may be unable to effectively implement their business plan.

The Operating Entities’ success depends in large part upon their ability to retain, attract, and motivate highly skilled management, research and development, marketing, and sales personnel. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. The Operating Entities may lose key personnel to other high technology companies, and many larger companies with significantly greater resources than us may aggressively recruit, key personnel. In addition, due to the intense competition for qualified employees, the Operating Entities may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase the Operating Entities’ operating expenses.

The Operating Entities may not be successful in optimizing their warehouse and fulfillment network.

As of March 31, 2023, the Operating Entities had one warehouse in Japan. Failures to adequately predict Customers demand or otherwise optimize and operate the Operating Entities’ fulfillment network successfully from time to time result in excess or insufficient fulfillment capacity, increased costs and impairment charges, any of which could materially harm the Operating Entities’ business. As the Operating Entities continue to add warehouses and fulfillment capability, their fulfillment and logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that the Operating Entities will be able to operate their networks effectively.

In addition, failure to optimize inventory in the Operating Entities’ fulfillment network increases their net shipping costs by requiring long-zone or partial shipments. The Operating Entities may be unable to adequately staff their warehousing network and customer service centers. As the Operating Entities maintain the inventory of other companies, the complexity of tracking inventory and operating their fulfillment network has further increased. The Operating Entities’ failure to properly handle such inventory or the inability of the other businesses on whose behalf the Operating Entities’ perform inventory fulfillment services to accurately forecast product demand may result in the Operating Entities being unable to secure sufficient storage space or to optimize their warehouses and fulfillment network or cause other unexpected costs and other harm to the Operating Entities’ business and reputation.

Damage to the Operating Entities’ brand image could have a material adverse effect on their growth strategy and their business, financial condition, results of operations and prospects.

Maintaining and enhancing the Operating Entities’ brand is critical to expanding the Operating Entities’ base of Customers and Merchants, including attracting more Customers and Merchants to use the Operating Entities’ services. The ability to maintain and enhance the Operating Entities’ brand depends largely on the Operating Entities’ ability to maintain Customer and Merchant confidence in product and service offerings, including by offering good quality products for Customers to sell on third-party e-commerce platforms and providing high qualified comprehensive cross-border e-commerce services to them, or delivering satisfactory digital marketing service for the Merchants. If third-party e-commerce platforms, Customers, or Merchants do not have a satisfactory experience with the Operating Entities’ products or services, such third-party e-commerce platforms, Customers or Merchants may seek out alternatives from the Operating Entities’ competitors and may not return to the Operating Entities in the future, or at all.

In addition, unfavorable publicity regarding, for example, the Operating Entities’ practices relating to privacy and data protection, product quality, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm the Operating Entities’ reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of Customer and Merchant bases and result in decreased total revenues, which could adversely affect the Operating Entities’ business, financial condition and results of operations. A significant portion of Customers’ brand experience also depends on third parties outside of the Operating Entities’ control, including third-party e-commerce platforms, carrier and freight service providers and other third-party delivery agents. If these third parties do not meet the Operating Entities’ or Customers’ expectations, the Operating Entities’ brands may suffer irreparable damage.

Customers and/or Merchants complaints or negative publicity about the Operating Entities’ marketplace, products, services, delivery times, company practices, employees, customer data handling and security practices or customer support, especially on social media websites and in the Operating Entities’ marketplace, could rapidly and severely diminish Customers, Merchants, and third-party e-commerce platforms confidence in the Operating Entities and result in harm to their brands.

The Operating Entities’ efforts to launch new products or services may not be successful.

The Operating Entities’ business success depends to some extent on their ability to launch new products and services and expand existing offerings into new geographies. For example, the Operating Entities expanded into Japan for our warehouse services in 2020, and launched Linkage ERP System in 2022. Launching new products and services or expanding internationally requires significant upfront investments, including investments in marketing, information technology, and additional personnel. Expanding the Operating Entities’ service offerings internationally is particularly challenging because it requires the Operating Entities to gain country-specific knowledge about consumers, regional competitors and local laws, and customize portions of our technology for local markets. The Operating Entities may not be able to generate satisfactory revenues from these efforts to offset these costs. Any lack of market acceptance of the Operating Entities’ efforts to launch new services or to expand their existing offerings could have a material adverse effect on the Operating Entities’ business, financial condition and results of operations. Further, as the Operating Entities continue to expand their fulfillment capability or add new businesses with different requirements, the Operating Entities’ warehouse networks become increasingly complex and operating them becomes more challenging. There can be no assurance that the Operating Entities will be able to operate their networks effectively.

The Operating Entities have also entered and may continue to enter into new markets in which the Operating Entities have limited or no experience, which may not be successful or appealing to Customers. These activities may present new and difficult technological and logistical challenges, and resulting service disruptions, failures or other quality issues may cause Customers’ dissatisfaction and harm the Operating Entities’ reputation and brand. Further, the Operating Entities’ current and potential competitors in new market segments may have greater brand recognition, financial resources, longer operating histories and larger customer bases than the Operating Entities do in these areas. As a result, the Operating Entities may not be successful enough in these newer areas to recoup our investments in them. If this occurs, the Operating Entities’ business, financial condition and results of operations may be materially adversely affected.

Real or perceived errors, failures or bugs in the Operating Entities’ services, software or technology could adversely affect their business, financial condition and results of operations.

Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in the Operating Entities’ solutions, software or technology or the technology or software the Operating Entities license from third parties, including open-source software. Despite testing by the Operating Entities, real or perceived errors, failures, bugs or defects may not be found until Customers use the Operating Entities’ services. Real or perceived errors, failures, bugs or defects in the Operating Entities’ solutions could result in negative publicity, loss of or delay in market acceptance of the Operating Entities’ services and harm to the Operating Entities’ brand, weakening of their competitive position, claims by Customers for losses sustained by them or failure to meet the stated service level commitments in Customer agreements. In such an event, the Operating Entities may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help solve the problem. Any real or perceived errors, failures, bugs or defects in the Operating Entities’ services could also impair their ability to attract new Customers, retain existing Customers or expand their use of the Operating Entities’ services, which could adversely affect the Operating Entities’ business, financial condition and results of operations.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce platform, our third-party logistics services and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the e-commerce and logistics services industries. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

The Operating Entities’ business may be affected by increases in rental expenses or the termination of leases of their warehouse and offices.

The Operating Entities’ lease properties to operate all of warehouse and offices. The Operating Entities may also not be able to successfully extend or renew such leases prior to expiration, on commercially reasonable terms or at all, and may be forced to relocate the affected operations. Such relocation may disrupt the Operating Entities’ operations and result in significant relocation expenses, which could adversely affect the Operating Entities’ business, financial condition and results of operations. The Operating Entities may not be able to locate desirable alternative sites for their facilities as their business continues to grow and failure in relocating their operations when required could adversely affect their business and operations. In addition, the Operating Entities compete with other businesses for premises at certain locations or of desirable sizes. Even if the Operating Entities are able to extend or renew the respective leases, rental payments may significantly increase as a result of the high demand for the leased properties.

If the Operating Entities cannot successfully protect their intellectual property and exclusive rights, the Operating Entities’ brand and business would suffer.

The Operating Entities rely on a combination of trademark, copyright, domain name and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect their intellectual property rights and other exclusive rights. The Operating Entities also enter into agreements containing confidentiality obligations with their employees and any third parties who may access the Operating Entities’ proprietary technology and information, and the Operating Entities rigorously control access to their proprietary technology and information.

Nevertheless, we cannot guarantee that we can successfully protect the Operating Entities’ intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by our counterparties. For example, there could be other online stores imitating or copying the Operating Entities’ self-designed products without their prior consent, which may harm the Operating Entities’ reputation and operations. Furthermore, a third-party may take advantage of the “first-to-file” trademark registration system in China to register the Operating Entities’ brands in bad faith, which will cause the Operating Entities to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to the Operating Entities for any such breach. Accordingly, the Operating Entities may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere.

In addition, policing any unauthorized use of the Operating Entities’ intellectual property and exclusive rights is difficult, time-consuming and costly. The precaution steps the Operating Entities have taken for protecting their rights may be inadequate. In the event that the Operating Entities resort to litigation to enforce their intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that the Operating Entities will prevail in such litigation or that the Operating Entities would be able to halt any unauthorized use of their intellectual property and exclusive rights. In addition, the Operating Entities’ trade secrets may be leaked to, or be independently discovered by, their competitors. Any failure in protecting or enforcing the Operating Entities’ intellectual property rights could have a material adverse effect on the Operating Entities’ business, financial condition and results of operations.

The Operating Entities may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties.

We cannot assure you that the Operating Entities’ product design, offerings, or technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. For example, the design of third-party products and the Operating Entities’ products may be similar and result in intellectual property disputes. Nor can we assure you that the Operating Entities’ use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against the Operating Entities, they may be forced to divert management’s time and other resources from their business and operations to defend against these claims. The Operating Entities may also be prohibited from using such intellectual property or relevant content. As a result, the Operating Entities may incur licensing or usage fees, develop alternatives of our own, or even need to pay damages, legal fees and other costs. Even if such assertions against the Operating Entities are unsuccessful, they may cause the Operating Entities to lose existing and future business and incur reputational harm and substantial legal fees. As a result, the Operating Entities’ reputation may be harmed and their business and financial performance may be materially and adversely affected.

The Operating Entities are subject to legal and regulatory proceedings from time to time in the ordinary course of their business.

The Operating Entities have not been subject to any material allegations or complaints in the past, but they may be involved in legal and other disputes in the ordinary courses of their business, including allegations against the Operating Entities for potential infringement of third-party copyrights or other intellectual property rights, as well as Customers’ complaints in relation to the Operating Entities’ refund policy, the quality of their services, data security and other dissatisfaction. The Operating Entities might also be involved in governmental investigations for advertisements or content posted on the Operating Entities’ websites or Linkage ERP System or accounts or other aspect of the Operating Entities’ business operation in the future. Any claims against the Operating Entities, with or without merit, could be time-consuming and costly to defend or litigate, divert the Operating Entities’ management’s attention and resources or harm their brand equity. If a lawsuit or governmental proceeding against the Operating Entities is successful, they may be required to pay substantial damages or fines. The Operating Entities may also lose, or be limited in, the rights to offer some of the Operating Entities’ products and services or be required to make changes to the Operating Entities’ product and service offerings or business model. As a result, the scope of the Operating Entities’ product and service offerings could be reduced, which could adversely affect the Operating Entities ability to attract new Customers and Merchants, harm the Operating Entities’ reputation and have a material adverse effect on the Operating Entities’ business, financial condition and results of operations.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we or the Operating Entities are subject, which increases the risk that we or the Operating Entities will be subject to claims alleging violations of those laws and regulations. In the future, the Operating Entities may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

The Operating Entities’ insurance coverage may not be sufficient to cover all the risks which their operations are exposed to and therefore the Operating Entities are susceptible to significant liabilities.

The Operating Entities have purchased property insurance covering their warehouse in Japan and to insure the authenticity and quality of products and maintain a few other insurances to manage unexpected risks during their operations. See “Business — Insurance.” However, we cannot assure you that the Operating Entities’ insurance coverage is sufficient to prevent the Operating Entities from any losses or that the Operating Entities will be able to successfully claim for losses under the Operating Entities’ current insurance policies on a timely basis, or at all. In addition, the Operating Entities do not maintain business interruption insurance, product liability insurance, general third-party liability insurance or key man insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect the Operating Entities’ results of operations and financial condition.

The PRC subsidiaries have not made adequate social insurance and housing provident fund contributions for all employees, as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, see “Regulations — Regulations Related to Labor and Social Welfare — Social Insurance and Housing Provident Funds.” The requirements to make contributions with respect to the social insurance and housing provident funds have not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. The PRC subsidiaries have been making social insurance payments for employee benefits of at least the minimum wage level for all eligible employees; however, the applicable PRC laws and regulations regarding employee benefits stipulate that employers shall be responsible for making payments based on the actual wages paid to employees. With respect to the underpaid employee benefits, the PRC subsidiaries may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for any shortfall within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon the PRC subsidiaries. With respect to housing fund plans, the PRC subsidiaries may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If the PRC subsidiaries fail to do so, the relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

As of the date of this prospectus, the PRC subsidiaries have not received any notices from local authorities or any requests from the employees in this regard. However, if the relevant PRC authorities determine that the PRC subsidiaries in China shall be required to make supplemental social insurance and housing fund contributions or that the PRC subsidiaries in China are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We intend to facilitate the overseas business development. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure you that our policies and procedures will protect us from all potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Cybersecurity risks and cyber incidents may adversely affect the Operating Entities business by causing a disruption to their operations, a compromise or corruption of their confidential information, misappropriation of assets and/or damage to their business relationships, all of which could negatively impact their business and results of operations.

Cyber incidents may result in disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs and litigation and damage to the Customers and the Merchants. As the Operating Entities’ reliance on technology has increased, so have the risks posed to their information systems, both internal and those the Operating Entities have outsourced. Any processes, procedures and internal controls that the Operating Entities implement, as well as their increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that the Operating Entities’ financial results, operations, business relationships, confidential information or price of the common stock will not be negatively impacted by such an incident.

Insider or employee cyber and security threats are increasingly a concern for all companies, including the Operating Entities. In addition, social engineering and phishing are a particular concern for companies with employees. The Operating Entities are continuously working to deploy information technology systems and to provide employee awareness training around phishing, malware and other cyber risks to ensure that the Operating Entities are protected against cyber risks and security breaches. Such technology and training, however, may not be sufficient to protect the Operating Entities and the Customers and the Merchants from all risks.

Currently, the Customers and the Merchants use third-party vendors to assist them with their network and information technology requirements. While the Customers and the Merchants carefully select these third-party vendors, we cannot control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect the Operating Entities business and results of operations.

Our board of directors have adopted certain measures to address any cybersecurity threats and mitigate any cybersecurity risks, including, among other things, setting up internal cybersecurity risks control protocols, monitoring industry-wide cybersecurity incidents, evaluating the qualifications of third-party business partners and any cybersecurity risks we bear that may result directly or indirectly from such third-party partners, and holding regular internal training sessions to increase cybersecurity awareness. See “Management — Board Oversight of Cybersecurity Risks.” Notwithstanding the foregoing, we cannot assure you that these measures will be effective in addressing any cybersecurity threats or mitigating any cybersecurity risks we face. In the event that the Operating Entities are unable to adequately address the cybersecurity risks, their operations might suffer, and our results of operations and financial condition may be materially and adversely affected.

We have engaged in substantial transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on our business, financial conditions and results of operations.

We have entered into a substantial number of transactions with certain related parties, including Ms. Xiaoyu Qi, the spouse of Zhihua Wu, our chief executive officer and director, Mr. Fuyunishiki Ryo, our director, Mr. Zhihua Wu, our chief executive officer and director, Shunyu Wu, head of our digital marketing sales department, and Ishiyama Real Estate Co. Ltd., an investee of our company. As of March 31, 2023 and September 30, 2022 and 2021, (i) the amounts due to related parties were $444,303, $1,273,832, and $466,442, respectively, consisting of expenses paid by certain related parties on our behalf; and (ii) the amounts due from related parties were nil, $34,552, and nil, respectively, consisting of expenses paid by us on behalf of Ishiyama Real Estate Co. Ltd. For the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, expenses paid on behalf of the Company by related parties were $350,758, $1,424,460, and $451,602, respectively, and expenses paid by the Company on half of related parties were nil, $34,552 and nil, respectively. For details, see “Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our management, board of directors and other related parties hold ownership interests.

Transactions with these related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Our board of directors intends to authorize the audit committee, upon its formation, to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provides that directors owe a duty of care and a duty of loyalty to our Company. Under the laws of the Cayman Islands, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

The Operating Entities’ business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic.

The COVID-19 pandemic has spread throughout the world, including Japan and China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Both the Japanese and Chinese governments have ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. In 2022, there has been a resurgence of COVID-19 cases in certain parts of China due to the Delta and Omicron variants, which has caused local governments to tighten COVID-19-related restrictions, including measures such as banning social and work gatherings, imposing mandatory quarantine requirements and suspending public transportation was suspended in certain cities. In December 2022, the COVID-19 restriction policies in China were lifted, both locally and nationally. Beginning in January 2023, among other changes, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted.

With regard to the Operating Entities’ cross-border sales, COVID-19 related lockdowns and other control measures imposed in other countries, which form part of the overseas market for our products, had and may continue to have an impact on our international exports and import. For instance, the Chinese market will not be able to receive delivery of our products during the period of lockdown. In addition, as the price of sea freight has increased as compared with that before the pandemic, this has led to higher overall costs for our Customers. The reduction in shipping frequency and longer shipping period have also affected the shipment and delivery of the Operating Entities’ products to a certain extent. Nevertheless, save for delivery delay of some of the Operating Entities’ products, which in turn caused delay in recording of account receivables, the supply chain disruptions do not have any material impact on the cross-border sales operation since the Operating Entities’ strong supply chain integration capability, and the Operating Entities’ product suppliers are mainly located outside China. The Operating Entities’ recorded improvements in the revenue of cross-border sales in fiscal year 2022 compared to fiscal year 2021, and in the six months ended March 31, 2023 compared to the six months ended March 31, 2022.

With regard to the Operating Entities’ digital marketing, e-commerce training, and other operation solutions services, they are mainly completed online and not limited by time or space. To counter the impact of the COVID-19 pandemic, compared with the practice prior to the outbreak of COVID-19, the Operating Entities have changed their traditional office mode to a “work-from-home” model and built an online office platform. Despite the fact that the pandemic and lockdown measures resulted in instability in personnel and a high turnover rate in other industries, they also prompted more unemployed people to join the cross-border e-commerce industry and more people to shop online, which in turn accelerated the growth of the entire cross-border e-commerce industry. Looking ahead, our management team expects that the needs from e-commerce start-ups for integrated e-commerce services will further expanded for the next decades. Compared with fiscal year 2021, the number of Merchants using our digital marketing service and the number of Customers of e-commerce training, e-commerce training, software support, and other operation solutions services in the fiscal year 2022 increased by 14.02% and 140%, respectively. Compared with the six months ended March 31, 2022, these two numbers in the six months ended March 31, 2023 increased by 20.21% and 63.64%, respectively.

For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, the COVID-19 pandemic did not have a material impact on the Operating Entities’ financial positions and operating results. Our revenue reached approximately $9.03 million for the six months ended March 31, 2023, representing an increase of approximately $0.61 million, or 7.26%, from approximately $8.42 million for the six months ended March 31, 2022. Our revenue reached approximately $22.03 million for the fiscal year ended September 30, 2022, representing an increase of approximately $6.56 million, or 42.42%, from approximately $15.47 million for the fiscal year ended September 30, 2021.

The circumstances that have driven the Operating Entities’ business growth during the COVID-19 pandemic may not persist in the future. In addition, the COVID-19 could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the JPY, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into JPY. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, 39.17%, 25.03% and 20.13%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Failure to obtain and maintain required licenses and permits or to comply with regulations regarding liquor, pharmaceuticals, medical devices, secondhand goods, or other regulations could lead to the loss of the Operating Entities’ liquor, pharmaceutical, and other licenses and, thereby, harm the Operating Entities’ business, financial condition, or results of operations.

The sale of liquor, pharmaceuticals, medical devices, and secondhand products are subject to various government regulations in the markets in which the Operating Entities’ products are sold. In addition, such regulations are subject to change from time to time. See “Regulations.” The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect the Operating Entities’ business, financial condition, or results of operations. Licenses may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that the Operating Entities’ conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect the Operating Entities, which could adversely affect the Operating Entities’ business, financial condition, or results of operations.

The Operating Entities may be subject to product liability claims if Customers are harmed by the products sold through the Operating Entities’ distribution channels.

The Operating Entities sell products manufactured by third parties, some of which may be defectively designed or manufactured. Sales and distributions of products to Customers could expose the Operating Entities to product liability claims relating to quality and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against the Operating Entities as the seller of the products. See “Regulations — Regulations on Consumer Protection.” Although the Operating Entities would have legal recourse against the manufacturers or suppliers of such products under Japanese law, attempting to enforce our rights against the manufacturers or suppliers may be expensive, time-consuming, and ultimately futile. Defective, inferior, or counterfeit products or negative publicity as to personal injury caused by products the Operating Entities sell may adversely affect consumer perceptions of our Company or the Operating Entities’ products, which could harm our reputation and brand image. In addition, the Operating Entities do not currently maintain any third-party liability insurance or product liability insurance with respect to the products they sell. As a result, any material product liability claim or litigation could have a material adverse effect on the Operating Entities’ business, financial condition, and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and effort in defending them and could have a negative impact on the Operating Entities’ reputation and results of operations.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Stock Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

Mr. Zhihua Wu, Our CEO and Chairman of our Board of Directors, and certain shareholders have entered into a concerted actor agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions.

Our CEO and Chairman of our Board of Directors, Mr. Zhihua Wu, as the concerted actor, has entered into the Concerted Actor Agreement with Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su, pursuant to which Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su agreed to vote consistently with Zhihua Wu in the exercise of all of their rights as shareholders of the Company. See “Related Party Transactions — Concerted Actor Agreement.” As a result, Mr. Zhihua Wu and the remaining parties to the Concerted Actor Agreement as a group possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our CEO and Chairman of our Board of Directors, Mr. Zhihua Wu, and the remaining parties to the Concerted Actor Agreement as a group owns and will continue to own at least 50% of the voting power of our Company after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $             per share, assuming an initial public offering price of $            . See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report after becoming a public company. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior year end, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of              Ordinary Shares are outstanding before the consummation of this offering. An aggregate of              Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering to technology research and development, supply chain integration, venture into Southeast Asian market, expand our manpower and talent pool, and for working capital and other general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. If we cease to qualify as a foreign private issuer in the future, we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Our status as a foreign private issuer exempts us from compliance with certain Nasdaq corporate governance requirements if we instead choose to comply with the statutory requirements applicable to a Cayman Islands exempted company. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters that our home country’s rules do not. Following Cayman Islands governance practices, as opposed to the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to have our Ordinary Shares listed on the Nasdaq Stock Market. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Stock Market, we will be required to comply with certain rules of the Nasdaq Stock Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Stock Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Stock Market subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

•        provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

•        provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an Emerging Growth Company.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — Material United States Federal Income Tax Consequences — PFIC.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering, subject to restrictions under Rule 144 under the Securities Act and the provisions under the Lock-Up Agreements.

20,000,000 of our Ordinary Shares are issued and outstanding as of the date of this prospectus. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale.” Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

The shareholders, who own 5% or more of our Ordinary Shares, have agreed not to sell any of their Ordinary Shares for a period of 180 days from the date of this prospectus. In addition, without the prior consent of the Representative, each holder of less than 5% outstanding Ordinary Shares of the Company may not sell any of their Ordinary Shares for a period of 90 days from the date of this prospectus. See “Underwriting — Lock-Up Agreements” for more information.

Risks Relating to Doing Business in Hong Kong

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If the Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the Hong Kong subsidiaries’ business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of the Hong Kong subsidiaries’ contractual rights. This could, in turn, materially and adversely affect the Hong Kong subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with Customers and/or Merchants.

There are some political risks associated with conducting business in Hong Kong.

We have two Operating Entities based in Hong Kong. Accordingly, these two Operating Entities’ business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive a portion of our revenue from operations in Hong Kong and, specifically, from Linkage Electronic and HQT NETWORK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of Linkage Electronic and HQT NETWORK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since Linkage Electronic’s and HQT NETWORK’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting their results of operations and financial positions.

The Hong Kong protests that began in 2019 were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China, and President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

The Hong Kong subsidiaries’ revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect the Hong Kong subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the Hong Kong subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong such as the Hong Kong subsidiaries. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong subsidiaries, including Linkage Holding, Linkage Electronic and HQT NETWORK, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Our directors confirm that: (i) none of our directors nor any of the Hong Kong subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO since the date of incorporation of the Hong Kong subsidiaries. Since the PRC subsidiaries conduct substantially all of their business operations in mainland China, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations.

The Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Cap. 106 of the Laws of Hong Kong). As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong to the extent they are applicable to the Hong Kong subsidiaries. The Hong Kong subsidiaries have not engaged in any concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong. Additionally, neither we nor our Hong Kong subsidiaries possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to us nor to the Hong Kong subsidiaries since neither we nor the Hong Kong subsidiaries hold any carrier licenses issued under the Telecommunications Ordinance.

Accordingly, the data security or antimonopoly laws and regulations in Hong Kong currently in effect do not restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. However, in the event that the data security or antimonopoly laws and regulations in Hong Kong change or evolve in the future, and we and/or our subsidiaries become subject to or impacted by such newly enacted laws and regulations, our business operations, financial condition and results of operations may be negatively and adversely affected.

Risks Relating to Doing Business in Mainland China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC subsidiaries’ business and operations.

The PRC subsidiaries’ assets and operations are currently located in China. Accordingly, their business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the PRC subsidiaries’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the PRC subsidiaries. For example, the PRC subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC subsidiaries’ business and operating results.

Furthermore, the Company, the PRC subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC subsidiaries’ financial performance and operations. As of the date of this prospectus, neither the Company nor the PRC subsidiaries have received or were denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that the Company or the PRC subsidiaries will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. The PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a portion of operations through our subsidiaries in China. Aside from EXTEND’s assets, which are located in Japan, the rest of the Operating Entities’ assets are located in China. In addition, except for one director and executive officer, Mr. Ryo Fuyunishiki, who is a resident of Japan, the rest of directors and executive officers are residents of China and a substantial majority of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. Even if you obtain a judgment against us, our directors or executive officers in a U.S. court or other court outside the PRC, you may not be able to enforce such judgment against us or them in the PRC. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of the PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries, such as internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the e-commerce and cross-border trade industry that could adversely affect the PRC subsidiaries’ business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, the PRC subsidiaries may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, the PRC subsidiaries cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for the PRC subsidiaries to ensure their compliance with such regulations or interpretations. As such, the PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate in China. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe the Company and the PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange as of the date of this prospectus, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC subsidiaries at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Regulations for the Security Administration Draft. The Security Administration Draft provides that data processors shall apply for a cybersecurity review under certain circumstances, such as mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, overseas listings of data processors that process personal data for more than one million individuals, Hong Kong listings of data processors that affect or may affect national security, and other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this prospectus, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers. Such data will be transmitted to the Linkage System in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, and during the pendency of such review, in order to prevent certain risks, including the risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, and suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. As of the date of this prospectus, we and the PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by CAC, and we and the PRC subsidiaries have not received any warning, sanction or penalty in such respect. However, the Cybersecurity Review Measures (2021 version) were recently adopted and the Measures on Network Data Security Management (draft for public comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no guaranty that we can fully or timely comply with such laws should they be deemed to be applicable to the PRC subsidiaries’ operations. There is no certainty as to how such review or prescribed actions would impact the PRC subsidiaries’ operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

In addition, on July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall require the security assessment: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which requirement for security assessment for outbound data transfers is required. Prior to declaring security assessment for cross-border transfer of data, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022.

As of the date of this prospectus, the PRC subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. According to our PRC legal counsel, AllBright, we and the PRC subsidiaries are compliant with the PIPL. As of the date of this prospectus, the PRC subsidiaries have not provided critical data and personal information outside the territory of the PRC. The data collected in the course of the PRC subsidiaries’ operations is mainly the mailing addresses used by the Customers. Such data is stored within the territory of the PRC. Based on the foregoing analysis, our PRC legal counsel is of the view that we and the PRC subsidiaries are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and we believe that we are in compliance with the regulations and policies that have been issued by the CAC as of the date of this prospectus. Since the Measures for the Security Assessment of Cross-border Transfer of Data is new, there remain substantial uncertainties about its interpretation and implementation, and it is unclear whether the PRC subsidiaries shall declare a security assessment. If it is determined in the future that the PRC subsidiaries are required such security assessment, it is uncertain whether the PRC subsidiaries can or how long it will take them to complete such security assessment or rectification.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC published draft rules for the regulation of overseas offering and listing by Chinese companies for public consultation. The draft rules included two pieces of rules: the Management Regulations on Overseas Offering and Listing by Domestic Enterprises of the State Council, which provided for a general filing regulatory framework, and the Management Rules for the Filing Work of Overseas Offering and Listing by Domestic Enterprises of the CSRC, which set out more detailed terms and procedures of the filing requirements.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated the Guidance Rules and Notice. See “Regulations — Regulations Relating to Overseas Listings.” The Overseas Listing Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft rules by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft rules: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, where a domestic company seeks to directly or indirectly offer and list securities in overseas markets, the issuer shall file with the CSRC. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

Our auditor, TPS, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, TPS, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, as amended by the Consolidated Appropriations Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

On June 22, 2021, the U.S. Senate passed the AHFCAA, and on December 29, 2022, legislation entitled the “Consolidated Appropriations Act” was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings.

Current relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on receipt of funds from the Hong Kong subsidiaries. Linkage Holding will rely on payments made from Linkage Electronic, HQT NETWORK, and Linkage Network. Linkage Network relies on payments made from Chuancheng Digital and its subsidiary. If Chuancheng Digital and its subsidiary, Chuancheng Internet, incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “— Risks Relating to Doing Business in the mainland China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of the PRC subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. Approval from appropriate government authorities is required if

RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets.

As a result of the above, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the competent government to the transfer of cash or assets.

Increases in labor costs in the PRC may adversely affect the PRC Subsidiaries’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the PRC subsidiaries’ employees has also increased in recent years. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless the PRC subsidiaries are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, the PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC subsidiaries decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the PRC subsidiaries’ employment practices do not and will not violate labor-related laws and regulations in China, which may subject the PRC subsidiaries to labor disputes or government investigations. If the PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities, as well as foreign individuals that are deemed to be PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as a change of a PRC individual shareholder, SPV name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our current shareholders who are subject to SAFE Circular 37 or SAFE Circular 13 have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interests in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit the PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-denominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting our operations in China through the PRC subsidiaries, to which we can make loans and make additional capital contributions. Most of these loans or contributions are subject to PRC regulations and approvals or registration. For example, any loans to the PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Furthermore, loans made by us to the PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to the PRC subsidiaries up to the larger amount of (i) the balance between the registered total investment amount and registered capital of these entities, or (ii) twice the amount of the net assets of these entities calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to the PRC subsidiaries, or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission (the “NDRC”). We may also decide to finance the PRC subsidiaries by means of capital contributions. These capital contributions are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the Ministry of Commerce of the PRC (the “MOFCOM”), or registration with other governmental authorities in China.

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to the PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing Special Administrative Measures for Access of Foreign Investments (Edition 2021), or the “Negative List,” and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to the PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to the PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Some of our business is conducted in the PRC through Chuancheng Digital and Chuancheng Internet, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of their assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC subsidiaries’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Linkage Cayman is within the territory of China, Linkage Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Linkage Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for purposes of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: (i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; (ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; and (iii) the percentages in bullet points (i) and (ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, the PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from the PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit the PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of the PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a small portion of our revenues in RMB. Under our current corporate structure, Linkage Cayman may rely on dividend payments from the PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Linkage Network is wholly owned by Linkage Holding. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Linkage Network to our Hong Kong subsidiary, Linkage Holding, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, share price, and reputation.

U.S. public companies that have substantially most of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that the CSRC’s approval is not required under the M&A Rules for the listing and trading of our Ordinary Shares on the Nasdaq Stock Market in the context of this offering, given that (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under this prospectus are subject to the M&A Rule; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules. Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listing Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft rules by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft rules: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listing Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, where a domestic company seeks to directly or indirectly offer and list securities in overseas markets, the issuer shall file with the CSRC. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%. See “Regulations — Regulations Relating to Overseas Listings” and “Risk Factors — Risks Relating to Doing Business in mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we have. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by the PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings in the U.S. before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that the PRC subsidiaries’ business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that the PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. The PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We indirectly hold the equity of the PRC subsidiaries through Linkage Holding, and thus the PRC subsidiaries are directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List, which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As the boundaries stipulated in the Negative List are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this prospectus, the business operated by the PRC subsidiaries has not been included in the Negative List, but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of the PRC subsidiaries is deemed as a restricted or prohibited business based on the Negative List, our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect our operations and the value of the securities we are registering for sale.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this prospectus, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, it will be deemed to be illegal for such shareholders to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholders to own our equity, the PRC subsidiaries may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to the PRC subsidiaries, which may adversely affect our operations and our values of the securities we are registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or the PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract clients and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        the COVID-19 pandemic;

•        trends and competition in the cross-border e-commerce industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the cross-border e-commerce industry in Japan, China, and Regional Comprehensive Economic Partnership (“RCEP”) that we obtained from various government and private entity publications, including the industry report of Frost & Sullivan Limited (“Frost & Sullivan”) which we commissioned. This industry data includes projections that are based on a number of assumptions, which have been derived from industry and government sources which we believe to be reasonable. The cross-border e-commerce industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the cross-border e-commerce industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in Japan, Hong Kong, and mainland China. In addition, except for one director and executive officer, Mr. Ryo Fuyunishiki, who is a resident of Japan, the rest of directors and executive officers are residents of China and a substantial majority of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed              as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

Ogier (Cayman) LLP (“Ogier”), our counsel with respect to the laws of the Cayman Islands, and AllBright, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Japan

City-Yuwa Partners (“City-Yuwa”), our Japanese counsel with respect to the laws of Japan, has advised us that there is uncertainty as to whether the courts of Japan would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Japan against us or our directors or officers predicated upon the securities laws of the United States. The Civil Execution Act of Japan and the Code of Civil Procedure require Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act and the Code of Civil Procedure, including that: (a) the jurisdiction of the foreign court be recognized under laws, regulations, treaties, or conventions; (b) proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received; (c) the judgment and proceedings of the foreign court must not be repugnant to public policy as applied in Japan; and (d) there exists reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

No treaties exist between the U.S. and Japan that would generally allow any U.S. judgments to be recognized or enforced in Japan. In addition, reciprocity is judged by a Japanese court on a case-by-case basis as to whether a court of the jurisdiction in question (i.e., a court of the state or country that has rendered the judgment in question) would recognize or enforce a final judgment of the same type or kind rendered by a Japanese court, based on effectively the same process as applied in Japan (i.e., without re-examining the merit of the case, subject to public policy). Japanese courts have admitted reciprocity in relation to judgments rendered by a federal court in Hawaii, and state courts in Washington DC, New York, California, Texas, Nevada, Minnesota, Oregon, and Illinoi, respectively (mainly relating to monetary claims), but there is no guarantee that reciprocity will be admitted with respect to U.S. judgments rendered in any other state or of any kind or type. Therefore, judgments of U.S. courts of civil liabilities predicated solely upon the federal and state securities laws of the United States may not satisfy these requirements.

Hong Kong

As advised by our Hong Kong counsel, Winston & Strawn, judgments of U.S. courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Mainland China

AllBright has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. AllBright has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              Ordinary Shares in this offering will be approximately $            , after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, based on the assumed initial public offering price of $             per Ordinary Share, the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $            , after deducting the underwriting discounts and estimated offering expenses payable by us.

A US$1.0 increase (decrease) in the assumed initial public offering price of US$             per Ordinary Share would increase (decrease) the net proceeds to us from this offering by US$             million, or by US$             million if the underwriter exercises its over-allotment option in full, assuming the number of Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 25% for technology research and development;

•        approximately 30% to further strengthen supply chain integration, including (i) adding labels and performing analysis for each category of products, (ii) expanding to a variety of product categories and markets, and (iii) deepen our relationships with suppliers and work to establish partnerships with logistics companies;

•        approximately 15% to expand our manpower and talent pool;

•        approximately 20% to venture into Southeast Asian market; and

•        approximately 10% to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

In using the proceeds of this offering, we are permitted under PRC laws and regulations to utilize the proceeds from this offering to fund the PRC subsidiaries by making loans or additional capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

As of the date of this prospectus, neither of our PRC and Japanese subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid, if following such payment, the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds our Hong Kong and Japanese subsidiaries, Linkage Holding and EXTEND. Linkage Holding will rely on payments made from Linkage Electronic, HQT NETWORK, and Linkage Network. Linkage Network will rely on payments made from Chuancheng Digital and Chuancheng Internet. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China and Japan, are subject to local taxes. PRC regulations may restrict the ability of the PRC subsidiaries to pay dividends to us.

Our Japanese subsidiary is permitted to distribute dividends only to the extent of the “distributable amount” stipulated in the Companies Act of Japan, or Japan Companies Act. See “Regulation — Regulatory Overview of Japan.”

Current PRC regulations permit Linkage Network, to pay dividends to Linkage Holding only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Linkage Network is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if the PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends Linkage Network pays to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — Enterprise Taxation in Mainland China.”

In order for us to pay dividends to our shareholders, we will rely on payments from our Hong Kong and Japanese subsidiaries, Linkage Holding and EXTEND. Linkage Holding will rely on payments made from Linkage Electronic, HQT NETWORK, and Linkage Network. Linkage Network relies on payments made from Chuancheng Digital and Chuancheng Internet. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. See “Risk Factors — Risks Relating to Doing Business in mainland China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2023:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $             per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us and assuming no exercise of the underwriters exercise their over-allotment option.

We currently have 20,000,000 Ordinary Shares issued and outstanding with a par value of $0.00025 each. As of the date of this prospectus, there are 20,000,000 Ordinary Shares issued and outstanding.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2023
	Actual	As adjusted (Over-allotment option not exercised)	As adjusted (Over-allotment option exercised in full)
	$	$	$
Long-term loans – current	585,759
Long-term loans – noncurrent	1,768,446
Shareholders’ Equity:
Ordinary shares, $0.00025 par value, 200,000,000 Ordinary Shares authorized, 20,000,000 Ordinary Shares issued and outstanding as of March 31, 2023)	5,000
Additional paid-in capital(1)	1,575,414
Retained Earnings	3,271,456
Accumulated other comprehensive loss	(90,026)
Total Shareholders’ Equity	4,761,844
Total Capitalization	7,116,049

____________

(1)      Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $             per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $            .

A $1.00 increase (decrease) in the assumed initial public offering price of $             per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $             million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2023, was $4,401,078, or $0.22 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of              Ordinary Shares offered in this offering based on the initial public offering price of $             per Ordinary Share after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2023, would have been $            , or $             per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $             per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $             per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of March 31, 2023	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $            , the increase in net tangible book value per Ordinary Share to existing shareholders would be $            , and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $            .

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Over-allotment option not exercised	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Linkage Cayman was incorporated on March 24, 2022, as an exempted company with limited liability in the Cayman Islands. On April 13, 2022, Linkage Holding was incorporated in Hong Kong with limited liability, which is a wholly owned subsidiary of Linkage Cayman. On November 24, 2022, we incorporated Linkage Network, a limited liability company organized under the laws of the PRC, which is a wholly owned subsidiary of Linkage Holding.

EXTEND was established on June 13, 2011 as a limited liability company organized under the laws of Japan. HQT NETWORK was established on December 8, 2016 as a limited liability company organized under the laws of Hong Kong. Linkage Electronic was established on March 11, 2022 as a limited liability company organized under the laws of Hong Kong.

Chuancheng Internet was established on March 2, 2021 as a limited liability company organized under the laws of the PRC. Chuancheng Digital was established on June 1, 2021 as a limited liability company organized under the laws of the PRC.

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

•        On April 30, 2022, Linkage Cayman acquired 100% of the equity interests in EXTEND from its original shareholder;

•        On October 31, 2022, Linkage Holding acquired 100% of the equity interests in HQT NETWORK from its original shareholders;

•        On September 28, 2022, Linkage Holding acquired 100% of the equity interests in Linkage Electronic from its original shareholder;

•        On June 2, 2022, Chuancheng Digital acquired 100% of the equity interests in Chuancheng Internet from its original shareholders; and

•        On February 17, 2023, Linkage Network acquired 100% of the equity interests in Chuancheng Digital from its original shareholders.

Consequently, Linkage Cayman, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

As a holding company, Linkage Cayman has no material operations of its own and conducts its operations through the Operating Entities, including Linkage Electronic, HQT NETWORK, EXTEND, Chuancheng Digital, and Chuancheng Internet.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our IPO based on a proposed number of              Ordinary Shares being offered.

____________

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)      Represents 14,300,000 Ordinary Shares held by the parties of the Concerted Actor Agreement as a group, as of the date of this prospectus.

(2)      Represents an aggregate of 5,700,000 Ordinary Shares held by 6 shareholders, each holding less than 5% of our Ordinary Shares issued and outstanding as of the date of this prospectus.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as of the date of this prospectus are set forth in the table below.

Name	Background	Ownership	Principal Activities
Linkage Holding (Hong Kong) Limited	A Hong Kong company incorporated on April 13, 2022	100% owned by our Company	Investment holding
EXTEND CO., LTD	A Japanese company incorporated on June 13, 2011	100% owned by our Company	Operation of Cross-border Sales
HQT NETWORK CO., LIMITED	A Hong Kong company incorporated on December 8, 2016	100% owned by Linkage Holding (Hong Kong) Limited	Digital Marketing Services
Linkage Electronic Commerce Limited	A Hong Kong company incorporated on March 11, 2022	100% owned by Linkage Holding (Hong Kong) Limited	Operation of Cross-border Sales
Linkage (Fujian) Network Technology Limited	A PRC company incorporated on November 24, 2022	100% owned by Linkage Holding (Hong Kong) Limited	Investment holding
Fujian Chuancheng Digital Technology Limited	A PRC company incorporated on June 1, 2021	100% owned by Linkage (Fujian) Network Technology Limited	Cross-border Sales and Software Support Services
Fujian Chuancheng Internet Technology Limited	A PRC company incorporated on March 2, 2021	100% owned by P Fujian Chuancheng Digital Technology Limited	E-commerce Operation Training and Software Support Services

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, and (ii) media that pay the Operating Entities commissions.

OVERVIEW

We, together with the Operating Entities in Japan, Hong Kong and mainland China, are a cross-border e-commerce integrated services provider based in Japan. There are two lines of businesses complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. Our mission is to make cross-border transactions easier.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Changes in global and local economic conditions

Factors that could affect consumers’ willingness to make discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. Events leading to uncertainty of global and local economic conditions, such as the COVID-19 pandemic, trade wars and occasional regional armed conflicts, could adversely impact consumer purchases of discretionary items such as beauty and health products. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow down the implementation of our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our ability to maintain our major Customers

Approximately 49.74% and 69.94% of our total revenues were generated by our five largest Customers for the six months ended March 31, 2023 and 2022, respectively. For the six months ended March 31, 2023, two Customers accounted for approximately 14.88% and 10.76%, of which are greater than 10% of our total revenues in terms of monetary value, respectively. For the six months ended March 31, 2022, three Customers accounted for approximately 23.20%, 16.50% and 11.25%, of which are greater than 10% of our revenues in terms of monetary value, respectively. Approximately 59.66% and 51.35% of our total revenues were generated by our five largest Customers for the years ended September 30, 2022 and 2021, respectively. For the fiscal year ended September 30, 2022, three Customers accounted for approximately 18.03%, 17.53%, and 10.53%, of which are greater than 10% of our total revenues in terms of monetary value, respectively. For the fiscal year ended September 30, 2021, two Customers accounted for approximately 19.70% and 13.02%, of which are greater than 10% of our revenues in terms of monetary value, respectively. While certain sales contracts and service contracts contain options of renewal, there is no assurance that our major Customers will continue their business relationships with us, or the revenue generated from transactions with them will be maintained or increased in the future. If we are unable to enter into new sales contracts or service contracts with our Customers upon the expiry of the current contracts, or there is a reduction or cessation of demands from these Customers for whatever reasons and we are unable to enter into sales contracts or service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to compete successfully

Over the years, we have been devoted to developing the integrated ERP system (“Linkage ERP System”) for e-commerce sellers, and exploiting our advantages in supply chain services and networks. Through continuously upgrading, Linkage ERP System enables us to meet the ever-changing needs of e-commerce markets for various functions across sectors. At the platform level, the Company is equipped with digital capabilities, and takes both horizontal integration across different industries and vertical integration for various functions from the very beginning of opening an online store to the very end of analyzing the best-selling products. On the sales side, we are building a matrix based on a cross-regional and cross-ecommerce platform sales network. On the supply side, we rely on a large and high-quality supplier ecosystem, global warehousing and logistics network, and empower production through the self-developed private label smart electronics supply-chain system, to build efficient supply capabilities.

Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, and adopt more aggressive pricing or inventory policies. In addition, new and enhanced technologies may increase the competition in the online retail market. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

Regulatory Environment

The Operating Entities’ business is subject to complex and evolving laws and regulations in Japan, Hong Kong and mainland China. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations may likewise be impacted. Many of these laws and regulations are relatively new and subject to changes and uncertain interpretation, and could result in claims, changes to the Operating Entities’ business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, or other harm to their businesses. Although we have not experienced significant losses from potential changes in government policies and regulations and the Operating Entities are in compliance with existing laws and regulations, such experience may not be indicative of future results.

Key Components of Our Results of Operations

Revenues

We generate revenues from cross-border product sales and integrated e-commerce services.

Our breakdown of revenues by revenue streams for the six months ended March 31, 2023 and 2022 is summarized below:

	For the six months ended March 31,		Variances
	2023	2022	Amount	%
	USD	USD	USD
Cross-border Sales	6,414,977	6,435,360	(20,383)	(0.32)%
Integrated E-commerce Services	2,616,350	1,984,690	631,660	31.83%
(i) Digital Marketing Services	2,261,811	1,953,513	308,298	15.78%
(ii) Others	354,539	31,177	323,362	1,037.18%
Total revenues	9,031,327	8,420,050	611,277	7.26%

Our breakdown of revenues by geographic areas for the six months ended March 31, 2023 and 2022 is summarized below:

	For the six months ended March 31,		Variances
	2023	2022	Amount	%
	USD	USD	USD
Japan	5,494,129	6,394,096	(899,967)	(14.07)%
Mainland China	928,668	72,441	856,227	1,181.97%
Others	2,608,530	1,953,513	655,017	33.53%
Total revenues	9,031,327	8,420,050	611,277	7.26%

Our breakdown of revenues by revenue streams for the years ended September 30, 2022 and 2021 is summarized below:

	For the Years Ended September 30,		Variances
	2022	2021	Amount	%
	USD	USD	USD
Cross-border Sales	17,907,407	12,417,033	5,490,374	44.22%
Integrated E-commerce Services	4,120,896	3,049,829	1,071,067	35.12%
(i) Digital Marketing Services	3,945,353	3,046,565	898,788	29.50%
(ii) Others	175,543	3,264	172,279	5278.16%
Total revenues	22,028,303	15,466,862	6,561,441	42.42%

Our breakdown of revenues by geographic areas for the years ended September 30, 2022 and 2021 is summarized below:

	For the Years Ended September 30,		Variances
	2022	2021	Amount	%
	USD	USD	USD
Japan	16,515,393	12,352,979	4,162,414	33.70%
Mainland China	1,153,985	67,318	1,086,667	1614.23%
Others	4,358,925	3,046,565	1,312,360	43.08%
Total revenues	22,028,303	15,466,862	6,561,441	42.42%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of goods, (ii) commissions, and (iii) labor costs.

Our breakdown of cost of revenues for the six months ended March 31, 2023 and 2022 is summarized below:

	For the Six Months Ended March 31,		Variances
	2023	2022	Amount	%
	USD	USD	USD
Cross-border Sales	5,713,156	5,601,263	111,893	2.00%
Integrated E-commerce Services	1,372,072	1,074,731	297,341	27.67%
(i) Digital Marketing Services	1,358,841	1,067,195	291,646	27.33%
(ii) Others	13,231	7,536	5,695	75.57%
Total cost of revenues	7,085,228	6,675,994	409,234	6.13%

Our breakdown of cost of revenues for the years ended September 30, 2022 and 2021 is summarized below:

	For the Years Ended September 30,		Variances
	2022	2021	Amount	%
	USD	USD	USD
Cross-border Sales	16,416,758	11,231,219	5,185,539	46.17%
Integrated E-commerce Services	1,907,044	1,698,361	208,683	12.29%
(i) Digital Marketing Services	1,892,318	1,693,443	198,875	11.74%
(ii) Others	14,726	4,918	9,808	199.43%
Total cost of revenues	18,323,802	12,929,580	5,394,222	41.72%

Gross Profit

Our gross profit equals our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by revenue stream for the six months ended March 31, 2023 and 2022 is set forth below:

	For the six months ended March 31,
	2023	2022	Variance
	USD	USD	USD or %
Cross-border Sales
Gross profit	701,821	834,097	(132,276)
Gross margin	10.94%	12.96%	(2.02)%
Integrated E-commerce Services
Gross profit	1,244,278	909,959	334,319
Gross margin	47.56%	45.85%	1.71%
Total
Gross profit	1,946,099	1,744,056	202,043
Gross margin	21.55%	20.71%	0.84%

Our breakdown of gross profit by revenue stream for the years ended September 30, 2022 and 2021 is set forth below:

	For the years ended September 30,
	2022	2021	Variance
	USD	USD	USD or %
Cross-border Sales
Gross profit	1,490,649	1,185,814	304,835
Gross margin	8.32%	9.55%	(1.23)%
Integrated E-commerce Services
Gross profit	2,213,852	1,351,468	862,384
Gross margin	53.72%	44.31%	9.41%
Total
Gross profit	3,704,501	2,537,282	1,167,219
Gross margin	16.82%	16.40%	0.41%

Operating expenses

Operating expenses include general and administrative expenses, selling expenses, and research and development expenses. General and administrative expenses mainly consist of (i) salary and social welfare expenses, (ii) rental cost for offices; and (iii) depreciation expenses. Our selling expenses mainly consist of (i) salary and social welfare expenses, (ii) freight costs and (iii) advertising costs and market promotion expenses. Research and development expenses mainly consist of (i) payroll and related expenses for research and development professionals, and (ii) technology services fees.

The following table sets forth our operating expenses, both in absolute amounts and as a percentage of the total operating expenses, for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,
	2023		2022
	USD	%	USD	%
General and administrative expenses	694,449	64.29%	521,064	53.25%
Selling expenses	294,240	27.24%	399,417	40.82%
Research and development expenses	287,971	26.66%	226,936	23.19%
Disposal gain from property and equipment	(196,503)	(18.19)%	(168,867)	(17.26)%
Total operating expenses	1,080,157	100.00%	978,550	100.00%

The following table sets forth our operating expenses, both in absolute amounts and as a percentage of the total operating expenses, for the years ended September 30, 2022 and 2021:

	For the years ended September 30,
	2022		2021
	USD	%	USD	%
General and administrative expenses	1,047,552	45.65%	625,014	37.74%
Selling expenses	812,062	35.39%	928,385	56.05%
Research and development expenses	628,350	27.38%	102,880	6.21%
Disposal gain from property and equipment	(193,191)	(8.42)%	—	—
Total operating expenses	2,294,773	100.00%	1,656,279	100.00%

In anticipation of becoming a listed company, we anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

Other income/(expense), net

Other income/(expense), net mainly consists of (i) rental income, (ii) tax subsidies and deductions, (iii) interest expenses and (iv) investment income.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Six months ended March 31, 2023 Compared to Six months ended March 31, 2022

	For the six months ended March 31,		Variance
	2023	2022	Amount	%
	USD	USD	USD
Revenues	9,031,327	8,420,050	611,277	7.26%
Cost of revenues	(7,085,228)	(6,675,994)	(409,234)	6.13%
Gross profit	1,946,099	1,744,056	202,043	11.58%
Operating expenses:
General and administrative expenses	(694,449)	(521,064)	(173,385)	33.28%
Selling expenses	(294,240)	(399,417)	105,177	(26.33)%
Research and development expenses	(287,971)	(226,936)	(61,035)	26.90%
Disposal gain from property and equipment	196,503	168,867	27,636	16.37%
Total operating expenses	(1,080,157)	(978,550)	(101,607)	10.38%
Operating profit	865,942	765,506	100,436	13.12%

	For the six months ended March 31,		Variance
	2023	2022	Amount	%
	USD	USD	USD
Other income/(expenses), net:
Investment loss	(4,857)	(832)	(4,025)	483.77%
Interest income/(expenses), net	(83,252)	(47,208)	(36,044)	76.35%
Others, net	28,036	87,787	(59,751)	(68.06)%
Total other (expenses)/income, net	(60,073)	39,747	(99,820)	(251.14)%
Income before income tax expense	805,869	805,253	616	0.08%
Income tax expenses	(251,042)	(225,676)	(25,366)	11.24%
Net income	554,827	579,577	(24,750)	(4.27)%

Revenues

Total revenues increased by approximately USD0.61 million, or 7.26%, from approximately USD8.42 million for the six months ended March 31, 2022 to approximately USD9.03 million for the six months ended March 31, 2023, primarily attributable to the growth of digital marketing services.

Revenues from cross-border sales slightly decreased by approximately USD0.03 million, or 0.32%, from approximately USD6.44 million for the six months ended March 31, 2022 to approximately USD6.41 million for the six months ended March 31, 2023. The slight decrease in cross-border sales was mainly due to several severe COVID outbreaks in Japan during the first quarter of 2023, causing a decrease of cross-border sales generated from Japan by USD0.90 million in the absolute amount and 15.10% as the percentage of total revenue. For the six months ended March 31, 2023, food, health and daily necessities products accounted for 50.91%, 11.45% and 6.33% of total cross-border sales from EXTEND, respectively. For the six months ended March 31, 2022, food, health and beauty products accounted for 72.71%, 20.47%, and 4.95% of total cross-border sales from EXTEND, respectively.

Revenues from integrated e-commerce services increased by approximately USD0.64 million, or 31.83%, from approximately USD1.98 million for the six months ended March 31, 2022 to approximately USD2.62 million for the six months ended March 31, 2023, as we continued to grow both in digital marketing services and other integrated e-commerce services. With a relatively stable incentive policy from the media platform for the six months ended March 31, 2022 and 2023, the increase in digital marketing services revenue was driven by the increase in total qualifying spend from Merchants. Our relationship with media platforms and our customized and one-stop marketing services enabled us to achieve a 20.21% growth in the number of Merchants served from the six months ended March 31, 2022 to the six months ended March 31, 2023. The revenue from the remaining integrated e-commerce services increased by approximately USD0.31 million, or 1,037.18%, from approximately USD0.04 million for the six months ended March 31, 2022 to approximately USD0.35 million for the six months ended March 31, 2023, which mainly contributed to revenues generated from e-commerce related training and consulting services from Chuancheng Internet since July 2022.

Cost of Revenues

Our cost of revenues increased by 6.13% from approximately USD6.68 million for the six months ended March 31, 2022 to approximately USD7.09 million for the six months ended March 31, 2023.

Our cost of revenues for cross-border sales increased by approximately USD0.11 million, or 2.00%, from approximately USD5.60 million for the six months ended March 31, 2022 to approximately USD5.71 million for the six months ended March 31, 2023. The increase was primarily attributable to the increase of cost of goods sold.

Our cost of revenues for integrated e-commerce services increased by approximately USD0.30 million, or 27.67%, from approximately USD1.07 million for the six months ended March 31, 2022 to approximately USD1.37 million for the six months ended March 31, 2023. Cost of revenues for integrated e-commerce services were essentially the commissions paid to third-party agents for introducing new Merchants, which was in line with the increase of the number of Merchants.

Gross Profit

Our gross profit increased by approximately USD0.21 million, or 0.84%, from USD1.74 million for the six months ended March 31, 2022 to USD1.95 million for the six months ended March 31, 2023. The increase was primarily attributable to the business growth of integrated e-commerce services. For the six months ended March 31, 2023 and 2022, our overall gross profit margin was 21.55% and 20.71%, respectively.

Gross profit margin of cross-border sales decreased from 12.96% for the six months ended March 31, 2022 to 10.94% for the six months ended March 31, 2023. The decrease was mainly due to the slight increase in cost of goods sold.

Gross profit margin of integrated e-commerce related services increased from 45.85% for the six months ended March 31, 2022 to 47.56% for the six months ended March 31, 2023.

Operating Expenses, net

Our operating expenses, net increased from USD0.98 million for the six months ended March 31, 2022 to USD1.08 million for the six months ended March 31, 2023, representing an increase of 10.38%. This increase was primarily attributable to the increases in our research and development expenses and general and administrative expenses, offsetting the decrease in selling and marketing expenses.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals, and (ii) technology services fees. Research and development expenses are expensed as incurred.

Research and development expenses increased by 26.90% from USD0.23 million for the six months ended March 31, 2022 to USD0.29 million for the six months ended March 31, 2023.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses, (ii) rental costs for offices; and (iii) depreciation expenses.

Our general and administrative expenses increased by 33.28% from USD0.52 million for the six months ended March 31, 2022 to USD0.69 million for the six months ended March 31, 2023, which was primarily attributable to an increase in professional fees as the result of preparation for listing.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses, (ii) freight, and (iii) advertising costs and marketing and promotion expenses.

Our selling expenses decreased by 26.33% from USD0.40 million for the six months ended March 31, 2022 to USD0.29 million for the six months ended March 31, 2023.

Other income/(expenses), net

Other income/(expenses), net decreased by 251.14% from USD0.04 million income for the six months ended March 31, 2022 to USD0.06 million expenses for the six months ended March 31, 2023. Other non-operating income mainly consists of (i) rental income, (ii) tax subsidies and deductions, (iii) interest expenses, (iv) investment loss and (v) exchange gains or losses. Financial expenses increased by USD0.04 million, or by 76.35%, from the six months ended March 31, 2022 to the six months ended March 31, 2023, due to the increase in borrowing of higher interest rate. Other income decreased by USD0.06 million from gain of USD0.09 million for the six months ended March 31, 2022 to the gain of USD0.03 million the six months ended March 31, 2023, mainly attributed to the floatation of foreign exchange rate.

Income taxes

Our income tax expense increased by USD0.02 million, or 11.24%, from USD0.23 million for the six months ended March 31, 2022 to USD0.25 million for the six months ended March 31, 2023.

Net income

As a result of the foregoing, our net income decreased by 4.27%, from USD0.58 million for the six months ended March 31, 2022 to USD0.55 million for the six months ended March 31, 2023.

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021

	For the years ended September 30,		Variance
	2022	2021	Amount	%
	USD	USD	USD
Revenues	22,028,303	15,466,862	6,561,441	42.42%
Cost of revenues	(18,323,802)	(12,929,580)	(5,394,222)	41.72%
Gross profit	3,704,501	2,537,282	1,167,219	46.00%
Operating expenses:
General and administrative expenses	(1,047,552)	(625,014)	(422,538)	67.60%
Selling expenses	(812,062)	(928,385)	116,323	(12.53)%
Research and development expenses	(628,350)	(102,880)	(525,470)	510.76%
Disposal gain from property and equipment	193,191	—	193,191	100.00%
Total operating expenses	(2,294,773)	(1,656,279)	(638,494)	38.55%
Operating profit	1,409,728	881,003	528,725	60.01%

Other income/(expenses), net:
Investment income	8,402	—	8,402	100.00%
Interest income/(expenses), net	(79,455)	(81,877)	2,422	(2.96)%
Others, net	113,658	54,080	59,578	110.17%
Total other income/(expenses), net	42,605	(27,797)	70,402	(253.27)%
Income before income tax expense	1,452,333	853,206	599,127	70.22%
Income tax expenses	(385,958)	(101,540)	(284,418)	280.10%
Net income	1,066,375	751,666	314,709	41.87%

Revenues

Total revenues increased by approximately USD6.56 million, or 42.42%, from approximately USD15.47 million for the year ended September 30, 2021 to approximately USD22.03 million for the year ended September 30, 2022, primarily attributable to the growth of cross-border sales.

Revenues from cross-border sales increased by approximately USD5.49 million, or 44.22%, from approximately USD12.42 million for the year ended September 30, 2021 to approximately USD17.91 million for the year ended September 30, 2022. EXTEND, one of our subsidiaries in Japan, contributed approximately USD4.16 million, or 33.70%, increase for the year ended September 30, 2022 compared to the 2021. With twelve years experiences in Japan’s e-commerce markets, EXTEND has been committed to providing popular brands and products. Entering into the post-pandemic period, the consumption level has been in an upward trend, due to the ease and popularity of the e-commerce business and related technology for the past two years. To follow the trend of improving individual quality of life, EXTEND has been focused on consumer products (such as food, beauty products, health products, etc.) for the last decade. For the year ended September 30, 2022, food, health and beauty products accounted for 58.09%, 9.82%, and 5.14% of total cross-border sales from EXTEND, respectively. For the year ended September 30, 2021, food, beauty and health products accounted for 66.11%, 15.64% and 11.11% of total cross-border sales from EXTEND, respectively. The rest of approximately USD1.33 million revenue growth derived from Chuancheng Digital and Linkage Electronic, which were subsequently set up in June 2021 and March 2022, respectively.

Revenues from integrated e-commerce services increased by approximately USD1.07 million, or 35.12%, from approximately USD3.05 million for the year ended September 30, 2021 to approximately USD4.12 million for the year ended September 30, 2022, which was mainly due to the growth in digital marketing services. To satisfy the increasing needs for advertising from e-commerce enterprises, especially in Asian markets, our comprehensive digital marketing solutions equipped with technology and data are tailored to meet the digital marketing needs of the Merchants, and help our media partners engage, cultivate, retain and expand regional Merchant base as well. We provide customized marketing solution in areas including strategic advertising proposition, offline activities, as well as technology and account support. With relatively stable incentive policy from the media platform for the years ended September 30, 2022 and 2021, the increase in digital marketing services revenue was driven by the increase in total qualifying spend from the Merchants. Our relationship with media platforms and our customized and one-stop marketing services enabled us continue to maintain a 29.25% growth in the number of Merchants and a 47.63% of increase in qualifying spend per Merchant on platforms from the year ended September 30, 2021 to the year ended September 30, 2022. The rest of integrated e-commerce services increased by approximately USD0.17 million, or 5,278.16%, from approximately USD0.003 million for the year ended September 30, 2021 to approximately USD0.18 million for the year ended September 30, 2022, which mainly contributes to revenues generated from e-commerce related training and consulting services from Chuancheng Internet.

Cost of Revenues

Our cost of revenues increased by 41.72% from approximately USD12.93 million for the year ended September 30, 2021 to approximately USD18.32 million for the year ended September 30, 2022.

Our cost of revenues for cross-border sales increased by approximately USD5.19 million, or 46.17%, from approximately USD11.23 million for the year ended September 30, 2021 to approximately USD16.42 million for the year ended September 30, 2022. The increase was primarily attributable to the increase of cost of goods sold, which is in line with the business growth of sales.

Our cost of revenues for integrated e-commerce services increased by approximately USD0.21 million, or 12.29%, from approximately USD1.70 million for the year ended September 30, 2021 to approximately USD1.91 million for the year ended September 30, 2022. Cost of revenues for integrated e-commerce services were essentially the commissions paid to third-party agents for introducing new Merchants. The increase in commissions is not necessarily in proportion to the increase in digital marketing services from 2021 to 2022, as the increase in qualifying spend per Merchant outgrew the increase in the number of Merchants and became the main driver for the increase in digital marketing services.

Gross Profit

Our gross profit increased by approximately USD1.17 million, or 0.41%, from USD2.54 million for the year ended September 30, 2021 to USD3.70 million for the year ended September 30, 2022. The increase was primarily attributable to the business growth of integrated e-commerce services. For the years ended September 30, 2022 and 2021, our overall gross profit margin was 16.82% and 16.40%, respectively.

Gross profit margin of cross-border sales decreased from 9.55% for the year ended September 30, 2021 to 8.32% for the year ended September 30, 2022. The decrease was mainly due to the slight increase in cost of goods sold.

Gross profit margin of integrated e-commerce related services increased from 44.31% for the year ended September 30, 2021 to 53.72% for the year ended September 30, 2022. The decrease was primarily contributing to the increase in qualifying spend per Merchant with the support of our customized and one-stop marketing services.

Operating Expenses, net

Our operating expenses, net increased from USD1.66 million for the year ended September 30, 2021 to USD2.29 million for the year ended September 30, 2022, representing a year-on-year increase of 38.55%. This increase was primarily attributable to the increases in our research and development expenses and general and administrative expenses, offsetting the decrease in selling and marketing expenses. We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and in anticipation for becoming a listed company.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals, and (ii) technology services fees. Research and development expenses are expensed as incurred.

Research and development expenses increased by 510.76% from USD0.10 million for the year ended September 30, 2021 to USD0.63 million for the year ended September 30, 2022. Our research project was mainly related to the development of a one-stop e-commerce platform and we continuously improved the functions and efficiency of the platform.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses, (ii) rental costs for offices; and (iii) depreciation expenses.

Our general and administrative expenses increased by 67.60% from USD0.63 million for the year ended September 30, 2021 to USD1.05 million for the year ended September 30, 2022, which was primarily attributable to (i) an increase of USD0.39 million in salary and social welfare expenses and outsourcing team costs, due to our business growth and establishment of new subsidiaries (Chuancheng Internet and Chuancheng Digital); and (ii) an increase of USD0.06 million in leasing expenses to satisfy the need for offices and warehousing.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses, (ii) freight, and (iii) advertising costs and marketing and promotion expenses. Our selling expenses decreased by 12.53% from USD0.93 million for the year ended September 30, 2021 to USD0.81 million for the year ended September 30, 2022, which was primarily attributable to a decrease of USD0.18 million in sales commission as EXTEND paid extra sales commissions in order to increased promotion and advertising activities through various channels to attract more Customers.

Other income/(expenses), net

Other non-operating income increased by 110.17% from USD0.05 million for the year ended September 30, 2021 to USD0.11 million for the year ended September 30, 2022. Other non-operating income mainly consists of (i) rental income, (ii) tax subsidies and deductions, (iii) interest expenses and (iv) investment income. Investment income increased by 100.00% from nil for the year ended September 30, 2021 to USD0.01 million for the year ended September 30, 2022, representing the increase of investment income from long-term investment in the year of 2022. Financial expenses, net slightly decreased by 2.96% from the year ended September 30, 2021 to the year ended September 30, 2022, due to the decrease in long-term borrowings.

Income taxes

Our income tax expense increased by USD0.28 million, or 280.10%, from USD0.10 million for the year ended September 30, 2021 to USD0.39 million for the year ended September 30, 2022. This increase was primarily attributable to the growth of net income for the year ended September 30, 2022 and was offset by the utilization of tax credit accumulated from net operating losses in previous years.

Net income

As a result of the foregoing, our net income increased by USD0.31 million, or 41.87%, from USD0.75 million for the year ended September 30, 2021 to USD1.07 million for the year ended September 30, 2022.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

As of March 31, 2023, we had cash of USD3.50 million on hand. Our working capital was approximately USD5.64 million as of March 31, 2023.

We expect to invest approximately 20% of the net proceeds of this offering in venturing into Southeast Asian Market. We intend to selectively launch our integrated e-commerce related services in Southeast Asia for the following two years, starting from markets such as the Thailand, Malaysia, and Indonesia. We expect to first expand to Malaysia from August 2023 to December 2023, and following Thailand, Indonesia and Philippines from in 2024. We believe that we can expand into these new markets by leveraging our existing business data analysis technology and expect to (i) establish representative offices or appoint local partners; (ii) hire key marketing and support employees who are familiar with local languages and cultures to manage our business in these countries; and (iii) promote our brands in these countries by investing in marketing activities. We estimate the total related capital investment and expenditures to be approximately $5 million.

Currently, we plan to use our own cash to support our short-term business growth goal. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict the PRC subsidiaries in their ability to transfer their net assets to us and the subsidiaries in Hong Kong. However, as of the date of this prospectus, these restrictions have no impact on the ability of these PRC entities to transfer funds to us, as we do not anticipate declaring or paying any dividends in the foreseeable future, and plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

There are no foreign exchange or other regulations in Japan or Hong Kong that restrict EXTEND and the Hong Kong subsidiaries in their ability to transfer their net assets to us.

Cash Flows

Cash Flows for the six months ended March 31, 2023, compared to the six months ended March 31, 2022

The table below sets forth our cash flows for the six months ended March 31, 2022 and 2023.

	For the six months ended March 31,		Change
	2023	2022	Amount	%
	USD	USD	USD
Net cash used in operating activities	(1,810,240)	(134,437)	(1,675,803)	1,246.53%
Net cash provided by investing activities	1,951,041	806,973	1,144,068	141.77%
Net cash used in financing activities	(155,627)	(787,222)	631,595	(80.23)%
Effects of exchange rate changes on cash	(170,542)	(39,183)	(131,359)	335.24%
Net decrease in cash	(185,368)	(153,869)	(31,499)	20.47%
Cash at the beginning of the periods presented	3,686,391	1,779,057	1,907,334	107.21%
Cash at the end of the periods presented	3,501,023	1,625,188	1,875,835	115.42%

Operating activities

For the six months ended March 31, 2023, our net cash used in operating activities was USD1.81 million, primarily attributable to net income of USD0.55 million, non-cash items of disposal gain from property and equipment of USD0.20 million, and changes in operating assets and liabilities which primarily consisted of: (a) an increase of USD2.11 million in prepaid expenses and other current asset, net and an increase of USD0.21 million in accounts receivables due the expansion of business, (b) an increase of USD0.32 million in accounts payable, and offsetting (i) a decrease of USD0.34 million in inventory, as the third quarter is not the peak season of the year and we did not increase inventories at the end of the second quarter, and (ii) an decrease of USD0.88 million in amounts due to related parties due to the repayment to shareholders who previously paid for operating expenses on behalf of the subsidiaries.

For the six months ended March 31, 2022, our net cash used in operating activities was USD0.13 million, primarily attributable to net income of USD0.58 million, as adjusted by non-cash and non-operating items, which primarily comprised effect of (1) disposal gain from property and equipment of USD0.17 million, (2) allowance of inventory write-down of USD0.15 million, and (3) changes in operating assets and liabilities which primarily consisted of: (a) an increase of USD1.70 million in prepaid expenses and other current asset, net and an increase of USD0.13 million in accounts receivables due the expansion of business, (b) an increase of amounts due to related parties of USD0.77 million, as shareholders paid for operating expenses on behalf of our subsidiaries which have not yet generated operating income on their own; (c) an increase of USD0.19 in tax payable resulting from more profit achieved, offset by (i) a decrease of inventories of USD0.19 million, as the third quarter is not the peak season of the year and there is no need to stock inventories at the end of the second quarter.

Investing activities

For the six months ended March 31, 2023, our net cash provided by investing activities was approximately USD1.95 million, which was primarily due to the proceeds from the disposal of properties of approximately USD1.96 million, offsetting the payments for equipment, intangible assets of approximately USD0.012 million.

For the six months ended March 31, 2022, our net cash provided by investing activities was approximately USD0.81 million, which was primarily due to the proceeds from the disposal of properties of approximately USD1.30 million, offsetting the payments for equipment, intangible assets of approximately USD0.49 million.

Financing activities

For the six months ended March 31, 2023, our net cash used in financing activities was approximately USD0.16 million, which was primarily due to (i) repayments of long-term debt of approximately USD1.39 million, (ii) payments of IPO expenses of approximately USD0.34 million, offset by capital contributions from shareholders of approximately USD1.46 million.

For the six months ended March 31, 2022, our net cash used in financing activities was approximately USD0.79 million, which was primarily due to repayments of long-term debt of approximately USD0.79 million.

As of March 31, 2023 and September 30, 2022, short-term debt consists of the following:

Bank	Annual Interest Rate	Maturity		As of March 31, 2023	As of September 30, 2022
				USD	USD
Gunma Bank	1.50%	27/06/2022	25/06/2023	37,642	103,649
				37,642	103,649

As of March 31, 2023 and September 30, 2022, long-term debts consist of the following:

				As of March 31, 2023		As of September 30, 2022
Bank and other financial institution	Annual Interest Rate	Start	End	Long-term	Long-term (current portions)	Long-term	Long-term (current portions)	Pledge
				USD			USD
Shinhan Bank Japan	1.90%	16/04/2021	16/04/2024	—	—	989,428	48,095
The Shoko Chukin Bank	1.50%	09/05/2019	25/04/2024	7,533	45,198	27,641	41,462
The Shoko Chukin Bank	1.11%	26/05/2020	25/04/2030	138,667	22,780	137,655	20,897
The Shoko Chukin Bank	1.50%	04/02/2022	27/01/2025	61,469	75,932	91,217	69,657
Mizuho Bank	0.83%	25/03/2020	25/03/2025	14,945	15,096	20,634	13,848
Mizuho Bank	2.00%	01/06/2021	01/06/2031	163,842	22,599	160,666	20,731
Kiraboshi Bank	0.50%	03/04/2020	31/03/2030	271,186	45,198	269,505	41,462
Japan Finance Corporation	1.11%	16/07/2020	30/06/2030	237,439	37,966	235,229	34,828
Musashino Bank	1.50%	31/05/2022	02/06/2025	87,774	75,390	120,862	63,396
Japan Finance Corporation	0.46%	09/06/2020	20/04/2030	140,776	23,141	139,755	21,229
Japan Finance Corporation	0.38%	23/04/2021	20/03/2031	53,785	7,684	52,864	7,050
Zhongli International Financial Leasing Co. LTD	14.56%	11/08/2022	15/08/2025	206,283	145,611	269,441	140,578
Zhongli International Financial Leasing Co. LTD	13.63%	26/07/2022	26/07/2025	108,086	69,164	138,867	62,397	Vehicle
Caizhi Linghang (Xiamen) Investment Management Co., Ltd	3.75%	01/11/2022	31/10/2027	276,661	—	—	—
				1,768,446	585,759	2,653,764	585,630

Cash Flows for the year ended September 30, 2022, compared to the year ended September 30, 2021

The table below sets forth our cash flows for the years ended September 30, 2022 and 2021.

	For the Years Ended September 30,		Change
	2022	2021	Amount	%
	USD	USD	USD
Net cash provided by operating activities	1,168,927	1,218,197	(49,270)	-4.04%
Net cash provided by/(used in) investing activities	743,728	(3,206,566)	3,950,294	(123.19)%
Net cash provided by financing activities	45,745	2,022,231	(1,976,486)	(97.74)%
Effects of exchange rate changes on cash	(51,066)	(8,604)	-42,462	493.51%
Net increase in cash	1,907,334	25,258	1,882,076	7,451.41%
Cash at the beginning of the periods presented	1,779,057	1,753,799	25,258	1.44%
Cash at the end of the periods presented	3,686,391	1,779,057	1,907,334	107.21%

Operating activities

For the year ended September 30, 2022, our net cash provided by operating activities was USD1.17 million, which was primarily attributable to (i) net income of USD1.07 million; (ii) an increase of amounts due to related parties of USD0.95 million, as shareholders paid for operating expenses on behalf of the subsidiaries which have not yet generated operating income on their own; (iii) an increase of contract liability of USD0.37 million, due to the development of training and consulting services of e-commerce. This type of revenue stream collects service fees in advance and amortizes afterwards, which as a result leads to the increase in the balance of contract liability; and (iv) an increase of USD0.27 million in tax payable resulting from more profit achieved, offset by (i) an increase of accounts receivable of USD0.91 million for overall increase in revenue, especially in the last quarter for the year ended September 30, 2022; and (ii) an increase of prepaid expenses and other current assets, net of USD0.52 million, due to the increase in the balance of export tax refund.

For the year ended September 30, 2021, our net cash provided by operating activities was USD1.22 million, which was primarily attributable to (i) net income of USD0.75 million; (ii) a decrease of USD0.44 million in accounts receivable, net due to the decrease of sales resulting from the outbreak of COVID-19 in Japan in the last quarter for the year ended September 30, 2021; (iii) a decrease of USD0.23 million in inventories due to the decrease of procurement in line with the decrease in sales; and (iv) an increase of USD0.19 million in tax payable resulting from more profit achieved, offset by (i) a decrease of USD0.22 million in contract liability due to the decrease in sales; and (ii) an increase of prepaid expenses and other current assets, net of USD0.15 million due to the slight increase in the balance of export tax refund.

Investing activities

For the year ended September 30, 2022, our net cash provided by investing activities was approximately USD0.74 million, which was primarily due to the proceeds from the disposal of properties of approximately USD1.27 million, offsetting the payments for equipment, intangible assets and long-term investments of approximately USD0.52 million.

For the year ended September 30, 2021, our net cash used in investing activities was approximately USD3.21 million, which was due to payments for purchase of properties and equipment of approximately USD3.07 million.

Financing activities

For the year ended September 30, 2022, our net cash provided by financing activities was approximately USD0.05 million, which was primarily due to proceeds from long-term debts of approximately USD1.17 million and proceeds from short-term debts of approximately USD0.16 million, offsetting repayments of long-term debt of approximately USD1.00 million and repayments of short-term debt of approximately USD0.28 million.

For the year ended September 30, 2021, our net cash provided by financing activities was approximately USD2.02 million, which was primarily due to the proceeds from long-term debt of approximately USD2.59 million, offsetting the repayments of long-term debt of approximately USD0.85 million.

As of September 30, 2022 and 2021, short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity		As of September 30, 2022	As of September 30, 2021
				USD	USD
The Shoko Chukin Bank	1.50%	05/02/2021	04/02/2022	—	269,058
Gunma Bank	1.50%	27/06/2022	25/06/2023	103,649	—
				103,649	269,058

As of September 30, 2022 and 2021, long-term debts consist of the following:

					As of September 30, 2022			As of September 30, 2021
Bank and other financial institution	Annual Interest Rate	Start	End		Long-term		Long-term (current portions)	Long-term		Long-term (current portions)	Pledge
						USD			USD
Shinhan Bank Japan	1.90%	16/04/2021	16/04/2024			989,428	48,095		1,346,548	62,421
The Shoko Chukin Bank	1.05%	31/03/2017	25/02/2022			—	—		—	7,354
The Shoko Chukin Bank	1.50%	09/05/2019	25/04/2024			27,641	41,462		89,686	53,812
The Shoko Chukin Bank	1.11%	26/05/2020	25/04/2030			137,655	20,897		205,776	27,121
The Shoko Chukin Bank	1.50%	04/02/2022	27/01/2025			91,217	69,657		—	—
Mizuho Bank	TIBOR*+0.75%	28/03/2019	25/03/2022			—	—		—	15,157
Mizuho Bank	0.83%	25/03/2020	25/03/2025			20,634	13,848		44,753	17,973
Mizuho Bank	2.00%	01/06/2021	01/06/2031			160,666	20,731		235,426	26,906
Kiraboshi Bank	0.50%	03/04/2020	31/03/2030			269,505	41,462		403,587	53,812
The Higa Shi-nippon Bank	1.05%	31/10/2019	25/10/2022	**		—	—		—	3,668
Japan Finance Corporation	1.11%	16/07/2020	30/06/2030			235,229	34,828		350,493	45,202
Musashino Bank	1.50%	31/05/2022	02/06/2025			120,862	63,396		—	—
Japan Finance Corporation	0.46%	09/06/2020	20/04/2030			139,755	21,229		208,933	27,552
Japan Finance Corporation	0.38%	23/04/2021	20/03/2031			52,864	7,050		77,758	9,148
Asuka Shinkumi Bank	2.20%	09/10/2020	25/05/2022			—	—		—	215,190
Shinsei Investment Bank	3.08%	09/10/2020	15/12/2045			—	—		426,160	12,831
Zhongli International Financial Leasing Co. LTD	14.56%	11/08/2022	15/08/2025			269,441	140,578		—	—
Zhongli International Financial Leasing Co. LTD	13.63%	26/07/2022	26/07/2025			138,867	62,397		—	—	Vehicle
						2,653,764	585,630		3,389,120	578,147

____________

*        TIBOR is an acronym for Tokyo Interbank Offered Rate, which is the daily reference rate derived from interest rates that banks charge to lend funds to other banks in the Japanese interbank market.

**      As of September 30, 2022, the remaining balance of $3,668 has been paid.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of March 31, 2023 are payable as follows:

Lease Commitment
Within 1 year	$42,371

See “Business — Properties” in this prospectus for commitments under long-term operating lease for more information. Other than that, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2023.

Inflation

Inflation in Japan and the PRC does not materially affect our results of operations.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for qualified corporations, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations which is not qualifying for the two-tiered profits tax rates regime, will continue to be taxed at a flat rate of 16.5%.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

Japan

Japan corporate income tax has been calculated on the estimated assessable profit for the six months ended March 31, 2023 and 2022 at the rates of taxation prevailing in Japan in which we operate. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in aggregate, resulted in effective statutory income tax rates of approximately 34.40% and 34.10% for the six months ended March 31, 2022 and 2023, respectively.

Japan corporate income tax has been calculated on the estimated assessable profit for the years ended September 30, 2022 and 2021 at the rates of taxations prevailing in Japan in which we operate. We are subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in aggregate, resulted in effective statutory income tax rates of approximately 34.1% and 36.8% for the years ended September 30, 2022 and 2021, respectively.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to allowance for doubtful accounts, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We believe the following critical accounting policies involve a higher degree of judgment and complexity than our other accounting policies. Therefore, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days. Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. We established standards and policies for reviewing major account exposures and concentrations of risk.

Revenue Recognition

Our revenues are mainly generated from 1) cross-border sales, 2) integrated e-commerce services.

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, commissions and business tax and Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.      Identification of the contract, or contracts, with the Customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Cross-border sales

We engage in the sale of food, beauty and personal care products, health products, private label smart electronics and other consumer products in Asia, by exploiting our advantages in global supply chain services and networks. We fulfil our performance obligations by transferring products to the designated location. In accordance with the customary business practices, for international sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, which the seller bears the freight costs) and “Free on Board” (“FOB”, which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, we elect to account for shipping as activities to fulfill the promise to transfer the good, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the good, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), we obtain control the of the products as we are primarily responsible for the contract and have pricing discretion. We are primarily responsible for the contract, as we have the supplier discretion when executing orders and we are the only party that has a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. consideration paid by customers. Therefore, we consider ourselves to be the principal in the transactions on the basis that we are primarily responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39.

For products shipped from us to customers, we consider ourselves the principal because we are in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

Integrated e-commerce services

We partner with premium social media platforms and provides digital marketing services to meet the needs of the Merchants.

For digital marketing services, we act as an authorized agent persuading Merchants to display ads on social media platforms. In return, we receive commissions from social media platforms. We receive commissions from social media platforms when Merchants place ads on such platforms over the periods when we maintain contractual relationship with them. Revenue from digital marketing services is recognized over the contractual period for actual qualifying ads placed calculated by social media platforms, excluding any reversal of ads. The revenue generated solely from commissions received from social media platforms and will be settled and reconciled in the following month after each quarter-end. We have adopted “right to invoice” practical expedient and recognize revenues based on quarterly billing reports received from social media platforms. We consider ourselves the agent because we are not primarily responsible for fulfilling the promise to render digital marketing services. Therefore, such revenues are reported on a net basis. During the reporting periods, all revenue of the digital marketing services was generated from us acting as an authorized agent on behalf of the social media platforms.

For other integrated e-commerce services, revenue is generated from e-commerce related training/consulting services. We fulfil our performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions as of March 31, 2023 and September 30, 2022, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended March 31, 2023 and 2022. As of March 31, 2023 and September 30, 2022, we did not have any significant unrecognized uncertain tax positions. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the reviews of our condensed consolidated financial statements for the six months ended March 31, 2023 and 2022, and the audits of our consolidated financial statements for the years ended September 30, 2022 and 2021, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified related to:

•        Our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and

•        Our lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to the material weaknesses identified prior to this offering, we are in the process of implementing a number of measures, which will include:

•        the hiring of additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and

•        the organization of regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosure of Market Risk

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable.

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in JPY. The PRC subsidiaries apply RMB as their functional currency. The reporting currency of consolidated financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the JPY and the U.S. dollar, and RMB and the U.S. dollar, affect the value of our assets and results of operations, when presented in U.S. dollars.

The value of the JPY against the U.S. dollar, the RMB against the U.S. and other currencies may fluctuate and is affected by, among other things, changes in the Japanese political and economic conditions and perceived changes in the economy of Japan, the PRC and the United States. Any significant revaluation of the JPY and RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, since the shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into JPY and RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the JPY and the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

We do not believe that it currently has any significant direct foreign exchange risk and has not used derivative financial instruments to hedge exposure to such risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan is expected to be/was approximately 2.0% and 2.3% in 2023 and 2022, respectively. According to the Statistics Bureau of the PRC, the inflation rate in the PRC is expected to be/was approximately 3% and 2% in 2023 and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) commissioned by us in July 2023, entitled “Cross-border E-commerce Market Study in RCEP” (the “Frost & Sullivan Report” or “F&S Report”), unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Cross-border Trade Overview

Traditional cross-border trade refers to foreign trade transactions, mainly the import and export trade of goods. Domestic or foreign manufacturers directly dock with distributors, reach business cooperation through telephone, mail, exhibition marketing, etc., pay for goods in the form of international bank certificates or wire transfers, and finally complete delivery and transportation through sea containers.

Under the multilateral trading system of the World Trade Organization (WTO), the majority of member nations actively participate and collaborate in the formulation of free trade agreements to promote trade flows. The WTO provides the organizational and legal foundation for the trading system among its members, handles trade disputes, and administers various international trade agreements, including the North American Free Trade Agreement (NAFTA), OPEC (Organization of the Petroleum Exporting Countries), and RCEP (Regional Comprehensive Economic Partnership).

The RCEP, the largest free trade area in the world, was signed during the Association of South Asian Nations (ASEAN) Summit on November 15, 2020. It included the 10 ASEAN member states (Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, and Vietnam), together with China, Japan, South Korea, Australia, and New Zealand. By merging existing accords, the RCEP is expected to bring Asian nations closer together, allowing mutually beneficial commercial exchanges, and boosting North East and South East Asian economic integration.

Japan’s Cross-border Trade Overview

Market Size of Japan’s Cross-border Trade Industry

The following chart sets forth the historical and estimated market size for import and export in Japan’s cross-border trade industry measured in USD billion:

Japan Cross-border Trade Market Size and Forecast (2018-2027E)

Source: UN Comtrade Database, Frost & Sullivan

According to UN Comtrade Database and Frost & Sullivan, the market size of cross-border trade in Japan in terms of Gross Merchandised Value (GMV) increased at a CAGR of 2.6%, from USD1486.6 billion in 2018 to USD1646.6 billion in 2022, and is expected to grow further to USD2253.5 billion in 2027 at a CAGR of 6.5%.

The market size of cross-border trade in Japan in terms of GMV for imports is expected to grow to USD1275.1 billion in 2027 at a CAGR of 7.2%. The market size of cross-border trade in Japan in terms of GMV for exports is expected to grow further to USD978.4 billion in 2027 at a CAGR of 5.5%.

China’s Cross-border Trade Overview

Market Size of China’s Cross-border Trade Industry

The following chart sets forth the historical and estimated market size for imports and exports in China’s cross-border trade industry measured in trillion USD:

China Cross-border Trade Market Size and Forecast (2018-2027E)

Source: Frost & Sullivan, General Administration of Customs of PRC

According to General Administration of Customs of PRC and Frost & Sullivan, the market size of cross-border trade in China in terms of Gross Merchandised Value (GMV) grew at a CAGR of 7.9%, from 4.6 trillion USD in 2018 to 6.3trillion USD in 2022 and is expected to grow further to 9.9 trillion USD in 2027 at a CAGR of 9.6%.

The market size of cross-border trade in China in terms of GMV for import grew at a CAGR of 5.9% from 2.1 trillion USD in 2018 to 2.7 trillion USD in 2022 and is expected to grow further to 4.4 trillion USD in 2027 at a CAGR of 10.4%. The market size of cross-border trade in China in terms of GMV for exports grew at a CAGR of 9.4% from 2.5 trillion USD in 2018 to 3.6 trillion USD in 2022 and is expected to grow further to 5.4 trillion USD in 2027 at a CAGR of 8.9%.

Cross-border E-commerce Overview

In recent years, the digitalization of foreign trade has been driven by the development of Internet infrastructure, giving rise to the cross-border e-commerce model. This refers to a series of business activities between trading entities in different national territories that rely on e-commerce platforms to reach deals, complete online ordering, payment, settlement, and delivery through cross-border logistics, customs clearing, and finally complete the transaction. This transformation has weakened the limitations of traditional cross-border trade which is highly dependent on sellers and buyers that has had a long procurement chain and low-profit margin. Today, an increasing number of players are entering the cross-border e-commerce market and may be further bolstered by the RCEP.

RCEP is the first foreign trade agreement (FTA) among Japan and China in Northeast Asia. As part of the world’s top economies, China and Japan are expanding e-commerce cooperation significantly, with Japan ranking first and second, in terms of export and import value in 2022, in addition to ASEAN. With the core basis of assisting the development of ASEAN, RCEP further upgraded in the China-ASEAN FTA “Protocol” fully effected in 2019, in terms of the e-commerce chapter, and encouraged member countries to establish a unified regional economic and trade framework. Late in 2022, China also signed MOUs (memoranda of understanding) for e-commerce cooperation with Singapore, Thailand, Laos, and the Philippines, etc. ASEAN is currently China’s largest commercial partner, with bilateral commerce reaching 6.52 trillion yuan in 2022, a growth of 15.0%, accounting for 50.3% of the total trade volume of RCEP countries.

As the cross-border e-commerce industry expands, there are more segmented divisions:

•        Based on the type of transaction, cross-border e-commerce is mainly divided into business-to-business (B2B), and business-to-consumer (B2C). B2B e-commerce refers to transactions between companies and is suitable for domestic suppliers who expect to expand their market through e-commerce because of the large volume of purchases and the types of products involved. B2C e-commerce refers to the sale of products and services by a company directly to the end users of its products or services process.

•        In terms of the type of trading platform, it can be divided into platform type and self-operated type. Platform type is a third-party brand or merchant stationed on the online platform to conduct sales activities. The self-operated type is a website where the seller’s sales activities are operated through their website. A hybrid “platform + self-operated” model has been developed.

•        According to the cargo flow, it can be divided into exports and imports. Import refers to any goods or services brought from one country to another, while export refers to goods and services produced at home and sold to foreign markets.

Overview of Japan’s Cross-border E-commerce Industry

As the world’s third-largest economy and the world’s fourth-largest e-commerce market, Japan’s growing market size, high level of digitalization, and advanced infrastructure facilities provide a favorable environment for the development of the e-commerce industry. In addition, Japan’s foreign trade accounted for nearly 40% of its total GDP in 2022, and China is a major supplier to Japan and its second-largest buyer. The close trade relationship between the two countries also provides opportunities for the entry of Chinese cross-border e-commerce. With the further spread of e-commerce and the increasing reliance of a new generation of young consumers on online shopping, the strong level of purchasing power of Japanese nationals and the demand for high-quality products can further contribute to the booming development of e-commerce.

The following chart sets forth the historical and estimated market size of Japan’s cross-border B2C e-commerce as measured by GMV in USD billion:

Japan Cross-border B2C E-commerce Market Size and Forecast (2018-2027E)

Source: Frost & Sullivan

According to Frost & Sullivan, the market size of B2C cross-border e-commerce in Japan in terms of GMV grew at a CAGR of 15.0% from USD84.0 billion in 2018 to USD147.0 billion in 2022 and is expected to grow further to USD259.6 billion in 2027 at a CAGR of 12.0%. Among these merchandised goods sold through online platforms, according to Frost & Sullivan, around 63% were originally imported from China in 2022.

Key Growth Drivers to the Japan Cross-border E-commerce

Japan has advanced Internet infrastructure and mature logistics facilities.    Japan has a well-developed Internet infrastructure and fast network speed. Its Internet technology is advanced and has a high penetration rate. According to We Are Social, a global social media company, nearly 93% of citizens had access to the Internet in 2021 in Japan. The developed level of information technology in Japan provides a strong foundation for the development of e-commerce. Japan’s well-developed digital economy base is due to the early establishment of a series of strategies, such as IT nation-building, the construction of domestic information technology infrastructure and the digital economy development process has been effectively promoted. In addition, Japan has efficient management of cross-border logistics, with good logistics infrastructure, supply routes and efficient delivery services, which provide strong support for cross-border e-trade, according to expert interviews conducted by Frost & Sullivan.

Japanese consumers have developed mature online shopping habits.    The digitalization of Japan’s new generation of consumers is equally significant for China’s cross-border e-commerce outbound. According to Frost & Sullivan, in September 2022, Japan’s Internet penetration rate was about 94%, covering around 120 million people; 78% of Japanese people had bought products online, compared with 57% in 2017; more than 80% of Japanese people had searched for products or services to buy online, and visited an online retail website or store, both compared with 69% in 2017. This reflects the recognition of Japanese consumers for e-commerce is increasing year by year, along with the higher digitalization of the population and the increasing frequency of online shopping.

More diversified Chinese branding and product to meet Japanese consumer needs.    Japan has a well-developed economy, high per capita spending power, and willingness to pay, for example, according to Frost & Sullivan, nearly 90% of Japanese consumers expressed that they are willing to pay higher prices for products with long service life. And with the trend of branding and product diversification in China, Japanese consumers’ demand for product quality and branding can be satisfied, thus helping Chinese brands in the Japanese market entry.

Entry Barriers for Cross-border E-commerce Market in Japan

Comprehensive after-sales service.    The offline retail business in Japan began in the 1960s, and after decades of growth, its supply chain has well-developed supporting facilities, and its brick-and-mortar stores have professional service people capabilities and a high service awareness. Given Japan’s small geographical area, dense population, and narrow divide between rich and poor, high-density offline brick-and-mortar retailers may achieve high population coverage, which can improve the efficiency and flexibility of products circulation. As a result, e-commerce development must generate distinct competitiveness, such as delivering a better shopping experience, after-sales support, and convenience.

Premium accounts with local logistics companies.    Premium accounts with logistics company discounts are crucial for suppliers looking to cut expenses. While three courier companies controlled more than 80% of the Japanese courier market in 2022, according to Frost & Sullivan, logistics costs have risen, due to rising labor costs, and local head e-commerce companies have begun to build their own logistics systems. For example, Amazon has achieved same-day delivery and free shipping in Japan through its inbound logistics service, and Rakuten has partnered with three major courier service providers, but strategically partnered with Japan Post to build its own logistics system. However, because small and medium-sized cross-border e-commerce businesses lack the skills and cash to construct their own logistics and have less negotiating power, they must establish good collaborative relationships with local logistics providers to ensure a smooth fulfillment experience.

High importance for brand and localization.    Japanese consumers tend to buy high-quality, highly rated products and are highly loyal to brands, especially brands with local IPs. In 2022, according to Frost & Sullivan, over 75% of Japanese consumers stated that they can remain loyal to a brand even if they do not have its application. Therefore, for new entrants, local sales selection and branding in Japan is crucial, even though Chinese products are gradually becoming high quality and branded, they are still in the early stages. Therefore, cross-border e-commerce companies need to recruit local talents to help them select products accurately and specify local marketing solutions, such as incorporating localized IPs.

Overview of China’s Cross-border E-commerce Industry

Due to the development of cross-border services, overseas logistics, payment solutions and the facilitation of the regulatory environment, China’s cross-border e-commerce market has seen tremendous growth in market size. In terms of GMV, the overall cross-border e-commerce market in China has been dominated by the cross-border e-commerce export market in the past few years, mainly due to the improved supply chain in China and relatively low labor costs and manufacturing costs. In addition, driven by technological disruption, China’s export product categories are expected to expand from low-end products to high-end products, further driving Chinese brands to foreign countries. Meanwhile, the COVID-19 pandemic has driven online consumption in recent years, further stimulating cross-border e-commerce market growth.

The following chart sets forth the historical and estimated market size for China cross-border e-commerce measured by GMV in trillion USD:

China Cross-border E-commerce Market Size and Forecast (2018-2027E)

Source: Frost & Sullivan

According to Frost & Sullivan, the market size of cross-border e-commerce in China in terms of GMV grew at a CAGR of 17.9% from USD1,209.9 billion in 2018 to USD2,336.0 billion in 2022 and is expected to grow further to USD4,431.0 billion in 2027 at a CAGR of 13.7%.

The market size of cross-border e-commerce in China in terms of GMV for import grew at a CAGR of 18.4% from USD257.1 billion in 2018 to USD505.9 billion in 2022 and is expected to grow further to USD1,021.0 billion in 2027 at a CAGR of 15.1%, according to Frost & Sullivan. The market size of cross-border e-commerce in China in terms of GMV for export grew at a CAGR of 17.7% from USD952.8 billion in 2018 to USD1,830.1 billion in 2022 and is expected to grow further to USD3,410.0 billion in 2027 at a CAGR of 13.3%.

Key Growth Drivers of China’s Cross-border E-commerce

Domestic policies continue to favor the development of cross-border e-commerce.    Since 2015, the Chinese State Council has set up 132 cross-border e-commerce pilot zones in six batches, covering more than 30 provinces across the country, to promote smooth logistics and facilitate export customs clearance for cross-border e-commerce. In addition, support policies for small and medium enterprises (SMEs), in terms of credit and other measures, are also provided to promote trade facilitation, which largely promotes innovation in cross-border e-commerce and stimulates the industry’s development. Moreover, China’s Regional Comprehensive Economic Partnership Agreement (RCEP) showed economic merits reflected through closer trade between member countries, i.e., the total value of China’s imports and exports to other RCEP member countries in the first quarter of 2022 increased by 6.9% year-on-year, according to Frost & Sullivan. Meanwhile, the agreement came into effect also reduced tariff costs, more than 90% of the region’s trade in goods is expected to gradually achieve zero tariffs, which may be beneficial for exports.

By shortening the procurement cycle and reducing costs, both buyers and sellers may benefit from higher profits and lower prices.    In the traditional offline channel, the transaction includes inquiry, quotation, order, production, transportation, chartering and booking, customs clearance and product inspection, foreign exchange collection, settlement, and write-off. And the whole process is completed by different trading companies which not only involves a wide range of cumbersome procedures but also increases the financial costs of enterprises. And the sales process is often monopolized by importers and distributors of goods, further weakening the bargaining power of manufacturers and reducing profits. But the cross-border e-commerce platform expands the traditional offline transaction channels, SMEs can directly face retailers and consumers, turnaround time and circulation layers are reduced, thereby reducing the cost of goods, the savings in intermediate costs may allow consumers to get more benefits, and enterprises may be used for product development and marketing purpose. Both sellers and consumers may benefit from cost savings and affordable prices, and this model can attract more participants.

Efficient, convenient, and transparent transaction methods can continuously optimize the fulfillment experience and provide additional value to businesses.    According to Frost & Sullivan, the development of cross-border e-commerce platforms tends to diversify sales channels, including retailers’ offline to online sales, social media and mobile applications to increase sales channels. With the continuous progress of Internet technology, cross-border

e-commerce platforms continue to optimize the user experience in addition to achieving transparency in the transaction process, allowing buyers to check logistics, customs clearance, and other important information anytime, anywhere, and increasingly perfect after-sales service can also protect consumer rights. In addition, enterprise manufacturers can realize a series of market research purposes, such as consumer insight through transaction data, which can be used to optimize overseas marketing strategy and further brand development for merchants. The convenience, efficiency and added value of online shopping may continue to drive the growth of cross-border e-commerce.

Trends of the Cross-border E-commerce Market

Innovative social e-commerce models were accelerated by the COVID-19 era.    According to Frost & Sullivan, due to COVID-19, consumers have become more mature in their online shopping habits, and since the implementation of RCEP, trade exchanges between member countries have increased significantly, especially in ASEAN, with China’s cross-border e-commerce exports to ASEAN countries increasing by 98.5% in the first half of 2022. In addition, as internet penetration continues to increase with over 40 million new internet users in Southeast Asia since 2021, the internet penetration rate rose to 75% in all countries in Southeast Asia, except for Laos, Myanmar, and Timor-Leste. The increase in social media user traffic and traditional placement costs has spurred the development of social commerce to a certain extent, especially under the combination of short video and e-commerce models. The social media platforms provide sellers with more precise user targeting and burst content dissemination mechanisms, assisting sellers with high-quality content in lowering exposure costs. Meanwhile, sellers make full use of KOL (key opinion leader) marketing to generate consumer needs and achieve conversion, which is expected to continue to be mainstream in overseas marketing, while social e-commerce is anticipated to be a broad incremental market in Southeast Asia.

Surging needs for digital marketing due to the rise of direct-to-consumer (“DTC”) model.    According to the Ministry of Commerce, it was estimated that the number of DTC platforms had reached approximately 200,000 in 2021. Moreover, over 50% of Chinese foreign retail brands are constructing or operating DTC websites, and 80% of listed Chinese cross-border e-commerce enterprises have their own DTC websites, according to Frost & Sullivan. Through streamlining the distribution process, the sellers can establish stronger bonds with consumers, therefore developing private domain traffic. The key to establishing brand awareness throughout the process is the ability of the sellers to utilize first-hand data from the self-operated platforms to perform in-depth and thorough market research and consumer behavior studies, and subsequently keep pace with market movement and direction, provide precise marketing, as well as iterations of products and services. Specifically, in popular categories, such as apparel, shoes, digital 3C, beauty and personal care, etc., consumers are heavily influenced by social media and celebrities. Thus, to better improve overseas consumer satisfaction and loyalty, social media marketing, including content and KOL marketing, will be compulsory elements for cross-border e-commerce sellers.

Cross-border e-commerce moving towards branding and digitalization.    The cross-border e-commerce market tends to be saturated, with over 620,000 B2C vendors as of the third quarter of 2022, according to Frost & Sullivan. Most of the demand can be met by identical products, specifically, the promotion of zero tariffs under RCEP has further improved the price competitiveness of Chinese exporters. For sellers to break through the homogenous competition, two directions will require more efforts; namely, innovation and branding. According to Frost & Sullivan, while product or technology development and innovation require time and capital, most sellers choose to increase competitiveness by leveraging existing advertising and refining operations to realize branding and tighten the relationships with consumers more rapidly. However, more than 90% of existing vendors are in the first stages of branding operations, still employing click farming, pricing wars, etc., and lack significant brand awareness and experience, according to Frost & Sullivan. In this case, the huge market needs signify additional opportunities for the growth of marketing service providers with seasoned expertise and a comprehensive grasp of the local market.

Increasing demand for cross-border e-commerce support service providers.    According to Frost & Sullivan, the cross-border e-commerce industry has considerable space for development, enjoying substantial profit margin and a low entry threshold. It attracts many enterprises to participate. To cope with the demand, homogeneous competition and rapidly developing market environment, merchants need to diversify the layout and refine the operation in the whole transaction process, including brand building, product exposure, customer acquisition and conversion, and after-sales service, etc., that involve several digital technology services based on big data, cloud computing, blockchain, such as logistics, cross-border payment, digital marketing, etc. These are offered by professional cross-border e-commerce service providers and have become indispensable. The stable development of cross-border e-commerce would simultaneously drive the growth of demand for related service providers and continuously enrich the ecology of the cross-border e-commerce industry.

The breadth and depth of service requirements vary according to different sellers. Large businesses that have adequate capital and resources to build internal teams and facilities for all facets of e-commerce transactions, may provide support for market entry, scale, and branding to establish market status. The majority of SMEs, however, lack appropriate market knowledge due to a lack of funding and resources. According to Frost & Sullivan, the number of applications from cross-border e-commerce SMEs to open stores on overseas platforms increased by more than 700% year-over-year in the first half of 2022, and the average number of overseas markets per SME operating in 2021 doubled by 2022. Therefore, for SMEs to quickly enter and sustain the market, they are demanding empowerment from mature technology and the experience of e-commerce service providers in all aspects.

Market Overview of Comprehensive Service Provider for Cross-border E-commerce

Comprehensive cross-border e-commerce service providers mostly exist in the form of agency partners, generally by service providers to provide enterprises with all or part of the online store e-commerce outsourcing operation services, including store establishment and operation, product management, consumer management, marketing and promotion, customer service, warehousing, and logistics, IT and consulting services. In addition to the operating business, some service providers will also become the distributors of enterprises, selling products directly to consumers through exclusive agents, or distributing to B2C platforms. Overall, service providers optimize sales performance and improve operational efficiency for merchants through a full range of assistance. This market overview will focus on the following categories:

Cross-border E-Commerce Digital Supply Chain Management:    Cross-border e-commerce supply chain involves a series of integration and management of commodities, orders, promotions, warehousing, logistics, and after-sales. Effective supply chain management can improve the timeliness of fulfillment and inventory turnover by reducing inventory backlog, thus saving costs and increasing enterprises’ profit. As one of the commonly used management systems today, ERP systems provide major modules including Order Management System (OMS), Logistics Management System (DMS), Warehouse Management System (WMS), Customer Management System (CRM), Financial Management System (FMS), and Supply Chain Management System (SCM). The modules are independent, but the information can be circulated, which ensures data security, system capacity, and storage efficiency.

Cross-border E-Commerce Integrated Marketing:    The service providers offer website development and digital marketing services to small and medium-sized businesses. Digital marketing uses digital technology and information to aid in marketing using the interactive nature of Internet media. Diversified online marketing tools can meet the marketing needs of different industries. At present, with the service vendors providing resources leverage, cross-border e-commerce mainly adopts platform bidding traffic, advertising, social media content marketing, and overseas KOL marketing, in the most common placement channels i.e. Google, Facebook, Bing, Instagram, YouTube, TikTok, etc. therefore, to achieve customer acquisition, ROI optimization, and branding. The service relies heavily on the vendors’ proven technological capabilities and digital marketing expertise.

Cross-border E-commerce Operation Support:    Generally, it is also called incubation accompaniment, where the service provider provides resources and training for the merchant. For example, based on years of experience and advantages in cross-border e-commerce, the service provider sets up courses for merchants according to mainstream e-commerce platforms and functions, such as platform entry process, advertising data analysis, etc., and provides merchants with official registration green channels of corresponding platforms. In addition, the service provider can develop an internal “recommended” or “strictly selected” product collection for new sellers to choose. Through comprehensive operation support, help cross-border sellers to eliminate information gaps, lower the threshold of entry and improve operation capability. In this category, service providers with a skilled expertise team and an established product portfolio will display a competitive edge.

Market Size of Comprehensive Service Provider for RCEP Cross-border E-commerce

According to Frost & Sullivan, under RCEP, it not only established a tariff elimination rate of 91%, it also incorporates new technologies to expedite customs clearance for cross-border logistics, promotes the growth of regional industrial chains and supply chains, and creates high-level chapters on intellectual property rights and e-commerce. In this context, the zero-tariff policy is even more clear for high-volume trading nations like China and Japan. According to the Chinese General Administration of Customs, bilateral trade between China and Japan has increased by 17.1% in 2021, and China has become ASEAN’s largest trading partner. The favorable policy climate has spurred e-commerce exchanges between member nations and the emergence of integrated e-commerce service providers within the expanding e-commerce market.

The following chart sets forth the historical and estimated market size of comprehensive service provider for cross-border e-commerce in RCEP as measured by revenue in USD billion:

Cross-border E-commerce Comprehensive Service Provider Market Size and Forecast in RCEP
(2018-2027E)

Source: Frost & Sullivan

Note: Financial services, and logistics services are excluded.

According to Frost & Sullivan, the market size of comprehensive service provider for cross-border e-commerce in RCEP in terms of revenue grew at a CAGR of 28.0% from USD10.2 billion in 2018 to USD27.4 billion in 2022 and is expected to grow further to USD71.8 billion in 2027 at a CAGR of 21.2%. More notably, the market size of e-commerce in Southeast Asia in terms of GMV grew from USD23.0 billion in 2018 to USD130.0 billion in 2022 with a CAGR of 54.2% and it is expected to grow at a CAGR of 21.2% to USD340.3 billion in 2027.

Key Growth Drivers of Comprehensive Service Providers for RCEP Cross-Border E-commerce Market

RCEP boosts the demand for Southeast Asian market entry.    The RCEP states rules of origin to give advantageous tariffs and clear e-commerce provisions, including “customs procedures and trade facilitation” to expedite cargo clearance, and consumer rights and data protection, etc. According to Frost & Sullivan, the practical assistance provided by RCEP has significantly contributed to the expansion of demand and e-commerce in Southeast Asian nations, where, however, the level of e-commerce development is still comparatively lagging and unable to fully utilize the benefits.

Development of technology.    With the rapid development of digital technologies, such as cloud computing, big data and artificial intelligence, cross-border e-commerce is promoted and supported by comprehensive innovations, such as DTC e-commerce platform and diversified social media platforms. All these innovations may drive cross-border e-commerce support services to be more refined and intelligent, and deeply applied in the whole supply chain, such as through SaaS services to help store management, digitalization of the whole process of inventory, etc., thus improving the efficiency of cross-border e-commerce logistics, marketing conversion rate and the quality of operational decisions, etc. In addition, according to Frost & Sullivan, following more than ten years of development on the domestic market, Chinese service providers have amassed mature knowledge and platform operating technique that can be replicated in foreign markets to fulfill the needs of a large number of cross-border sellers.

Injection of capital into the e-commerce integrated service provider sector.    The implementation of RCEP has provided a secure business environment for e-commerce enterprises wanting to expand in member nations and attracted a significant number of investors. Since 2021, there have been over 20 fundraising events in China’s domestic cross-border e-commerce service provider business, with a total funding value of over 2 billion yuan, according to Frost & Sullivan. This comprises independent stations, software services, storage and logistics services providers, who have established or promising business models and technologies that can be expanded and improved.

Trends of Comprehensive Service Providers for RCEP Cross-border E-commerce Market

Increasing trend of multiple placement channel layout.    Current mainstream e-commerce platforms in the local southeast Asian countries are mostly established based on local culture, with various operation rules and tightened traffic. To continue to develop consumers in the RCEP member countries, cross-border e-commerce sellers are gradually exploring new channels to increase the breadth of the consumer. Especially for those in Southeast Asia who are avid and diversified users of social media, according to Frost & Sullivan, including established platforms such as YouTube, Facebook, and Instagram, and developing platforms like TikTok, Kwai, and Likee. Besides, social commerce contributes nearly $48 billion, 44% of the total e-commerce market in Southeast Asia in 2021, which has boosted the variety of platform deployments for e-commerce sellers and the need for operation services, especially including live streaming sales, content marketing, and group purchasing.

Increasing demand for localization of marketing strategies.    Cross-border e-commerce vendors are continually experimenting with creative marketing strategies such as live streaming, crowdfunding, and celebrity collaborations on various platforms to gain greater reach, conversion, and subsequent repurchase for local consumers. However, because of variations in language, religion, culture, popularity, and other fundamental levels, as well as minor consumer habits and preferences, such as local customers paying special attention to the entertaining character of advertising phrases or the design sense of promotional materials. Chinese vendors cannot just replicate current marketing materials and gameplay but must instead blend localized materials with consumer characteristics on various platforms to better match the local market and garner goodwill. As a result, in the future, it is expected that comprehensive service providers will continue to reinvent and adjust their marketing strategies to diverse platforms and local markets.

Accelerating digitalization to reduce costs and increase efficiency.    According to Frost & Sullivan, enterprise management in the RCEP region will become more refined in the future. Under the multi-channel layout, enterprises need to save manpower and material resources, increase the efficiency of supply chain operations, and reduce development costs. Through one-stop operation management solutions, such as the more mature ERP system and SaaS services in China, enterprises can integrate operation process data through regular data reports, sales and inventory management, intelligent replenishment, etc., thereby reducing communication costs. Through frequent data reporting, sales and inventory management, and intelligent replenishment, businesses may be able to integrate operational data, save on communication costs, increase internal data transparency, and realize cost savings and efficiencies.

Entry Barrier for Comprehensive Service Providers for Cross-border E-commerce

Professional localized operation and management team.    Policy changes, differences in local culture and logistics infrastructure in different regions of Asia Pacific can be a hindrance to opening up new markets in the early stages. The management team needs to have localized professionals in addition to those with rich experience in operation and management that is capable of addressing daily operations, to avoid losses caused by operational errors, and also help sellers to tailor their local operation strategies and integrate into the local market.

Customized service and capability.    Among numerous vendors in the service provider market, the core capability is to understand the needs of e-commerce sellers and provide customized solutions, which largely depends on the professionalism of the vendor’s service team, and the accumulation of sufficient industry resources.

Mature technology.    The integrated management system itself is not tailored for a certain industry, including the e-commerce industry, so the service provider needs to customize the relevant functional integration for the e-commerce sellers, plus there are differences in the interfaces of various e-commerce platforms, which will increase the technical difficulty and maintenance cost for the service provider’s system access, so the service provider needs to have more mature technology and professional service personnel to quickly help enterprises to deploy the software and the subsequent adaptation.

Supply chain integration capability.    In addition to providing basic tool assistance, vendors must offer more extensive services throughout the supply chain, including product selection, operations, sales, and logistics. Especially in the context of severe uniformity in the e-commerce market, product selection has become the linchpin of e-commerce seller difference. Vendors who can provide specialized product services, as well as local logistics and warehousing, will have a significant competitive edge.

Capital requirements.    The cross-border e-commerce service provider needs to establish core competitive advantages among many competitors and needs to have mature technology and perfect service solutions. Because of the large initial investment in overseas deployment, a large amount of operating capital is required to cover the investment in technology research and development, data security maintenance marketing solution research and development, and the service customer needs are variable, so more investment is expected.

Competitive landscape of Comprehensive Service Providers for RCEP Cross-border E-commerce Market

Being the major country for sellers, China’s cross-border commerce market was fragmented in 2022, with over 160,000 B2B sellers and over 530,000 B2C sellers, according to Frost & Sullivan. Other major RCEP nations had similar market situations where sellers were fragmented and with expanding e-commerce industry. Moreover, according to Frost & Sullivan, the cross-border e-commerce service provider industry was fragmented in RCEP in 2022. For example, the website-building market was dominated by foreign companies, with Shopify holding around 60% market share. The product selection category primarily served Amazon sellers, with the leading vendors holding 60% of the market share. However, the customer acquisition and operations market was highly fragmented due to a large number of vendor types. The ERP industry in 2022 was also fragmented with over 30 suppliers, the majority of whom are operation service providers that are expanding into marketing and supply chain services.

Comprehensive service providers that aggregate and partner with different cross-border e-commerce service providers that can leverage their in-depth understanding of the full cross-border e-commerce value chain and the destination nations and customers to better serve sellers may compete successfully in this fragmented yet growing market.

BUSINESS

Our Mission

To make cross-border transactions easier.

Overview

We are a holding company incorporated in the Cayman Islands with no material operations of its own. Linkage Cayman conducts its operations through the Operating Entities in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through the Operating Entities, we have developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services.

Cross-border Sales

Cross-border sales operations were initially launched in 2011 in Japan through our subsidiary, EXTEND. Products are sourced from Japanese and Chinese manufacturers and brands, together with our private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. Since our inception, the Operating Entities have selected approximately 10,000 suppliers and 100,000 featured products. Customers are mainly comprised of sellers on various e-commerce platforms, such as Amazon, Lazada, Shopee, Wish, Coupang, Yahoo, WOWMA, Rakuten, Tmall, Taobao, JD, and TikTok, and independent website operators. The Operating Entities use a multi-channel marketing strategy. Online, the Operating Entities approach Customers through (i) advertising promotion on their own official websites (www.jp-extend.com and www.whale.xin), major e-commerce platforms, social media, search engines and independent websites, (ii) sending email marketing to potential customers, (iii) and referrals from existing Customers. Offline, the Operating Entities approach Customers mainly through attending exhibitions. See “Business — Business Model — Marketing.” The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities either place orders with suppliers who ship the products directly to the Customers, or deliver the orders from their own warehouses in Japan to the Customers via third-party delivery companies. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, revenue derived from cross-border sales was $6.41 million, $17.91 million, and $12.42 million, accounting for approximately 71.03%, 81.29%, and 80.28% of our total revenue for the respective periods.

A majority of the Operating Entities’ cross-border sales operations have historically been conducted in Japan, and since 2011, the Operating Entities have been expanding their operations to Hong Kong and mainland China markets. Cross-border sales operation is the foundation of the comprehensive service system the Operating Entities are building. Over the years of experience the Operating Entities have encountered with e-commerce sellers in cross-border sales operation, they identified a large gap between the demands for placing advertisements, the limited resources and channels to advertise, especially on social media platforms, and have identified the significant growth potential in China’s rapidly developing e-commerce market. Therefore, in 2016, HQT NETWORK was established in Hong Kong, for the provision of digital marketing services; and in 2021, we established Chuancheng Digital and Chuancheng Internet in China, offering cross-border sales and integrated e-commerce training services, respectively.

For the fiscal year ended September 30, 2021, among our revenues derived from cross-border sales operations, 99.48%, 0.52%, and 0% were derived from Japan, mainland China and Hong Kong, respectively. For the fiscal year ended September 30, 2022, among our revenues derived from cross-border sales operations, 92.23%, 5.46%, and 2.31% were derived from Japan, mainland China and Hong Kong, respectively. For six months ended March 31, 2023, among our revenues derived from cross-border sales operations, 85.65%, 8.95%, and 5.40% were derived from Japan, mainland China and Hong Kong, respectively.

Integrated E-commerce Services

Digital Marketing

Through the subsidiary, HQT NETWORK, in Hong Kong, the Operating Entities connect the Merchants with social media platforms to provide digital marketing services to the Merchants. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018, through making use of the vast suppliers’ and

Customers’ data that the Operating Entities have collected from their cross-border sales operation by conducting market research and analysis by digital marketing team to identify trends and preferences in different regions and consumer segments, HQT NETWORK helps the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its own channels, such as Google search engine, Google display, Gmail, and YouTube. HQT NETWORK aims to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand regional customer base. Since the launch of this business line, HQT NETWORK has served more than 200 Merchants. For six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, all the revenue in digital marketing services came from the commissions of Google, and was $2.26 million, $3.95 million, and $3.05 million, respectively, accounting for approximately 25.04%, 17.91%, and 19.70% of our total revenue for the respective periods. See “Risk Factors — Risks Relating to Our Business and Industry — If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.”

E-commerce Operation Training and Software Support Services

To diversify our revenue sources, in 2021, the Operating Entities started offering services including e-commerce operation training and software support services. The recorded e-commerce operation training courses teach Customers skills and information needed to successfully operate and grow their online shops. The Operating Entities also offer proprietary software tools that facilitate Customers with their day-to-day e-commerce operations, including product shelving, supply chain management, and operational management. For six months ended March 31, 2023, and the fiscal years ended September 30, 2022, and 2021, our revenue from e-commerce operation training and software support services was $354,539, $175,543, and $3,264, accounting for approximately 3.93%, 0.80%, and 0.02% of our total revenue for the respective periods.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Comprehensive Service System Comprising Cross-border Sales and Integrated E-commerce Services

As a cross-border e-commerce integrated services provider with a majority of our operations in Japan, since inception, we have developed a comprehensive service system in Japan, Hong Kong, and mainland China comprising two lines of business that are complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services.

The Operating Entities’ business has maintained their growth owing to the dynamic and complementary relationships between two lines of business. Cross-border sales has played a critical and strategic role in our business system, by enabling the Operating Entities to collect a vast amount of data about Customers and suppliers and has enabled the Operating Entities to create a composite database of end-consumer spending. Making use of the vast suppliers’ and Customers’ data that the Operating Entities have collected from the cross-border sales operation, the Operating Entities help the Merchants construct multilingual websites, optimize product word ranking, distribute advertisements through overseas search engines and popular social media. The e-commerce operation training and software support services function as further supplementary pieces to the business system to attract more suppliers and Customers.

Diversified Internal “Recommended” or “Strictly Selected” Product Collections

The Operating Entities source products from Japanese and Chinese manufacturers and brands, together with their private label smart products, as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. As of March 31, 2023, the Operating Entities had developed a diverse merchandise portfolio. In particular, the Operating Entities have rigorously analyzed a large quantity of food, beauty, health products, and their own private label smart electronics available for sale in Japan, Hong Kong, and mainland China and developed certain knowledge and understanding of end consumers’ needs and preferences by analyzing historical sales data, seasonality impact, consumer feedback, and beauty and fashion trends. We believe the Operating Entities’ strong product collections and recommendation expertise deliver value, quality, and convenience for Customers and enhance their brand image.

Capability of Providing Targeted Digital Marketing Services by Leveraging Business Data Analysis Technology

The ability to understand market traffic and pair potential consumers with suitable advertisements is key to converting a viewer’s interest into a purchase, thus enhancing the return of investment of marketing expenditures in the digital marketing services. The Operating Entities are devoted to offering targeted digital marketing services for the Merchants to help them improve the return of investment of their marketing expenditures by leveraging business data analysis technology and creating and refining marketing campaigns that could reach the target audience and achieve better results.

Our large repository of Customers’ and suppliers’ data and solid technological capabilities have enabled us to innovate and optimize our digital marketing services on an ongoing basis. Specifically, we collect and analyze vast Customers’ purchasing data and suppliers’ sale data from our global-selected commodity supply operation and our business data analysis capabilities. As of March 31, 2023, we had acquired information from 215 Customers and 465 suppliers and implemented a business data analysis system to study end-consumer spending behavior by a digital marketing team. After data collecting, these collected data will be tagged by the digital marketing department, then associated with each other, and intelligently matched with specific groups of consumers. Based on sales data of different product categories during different periods, such as the changes in sales amount of product categories during seasons or annual periods, analyze market consumption trends and target consumers for corresponding products are analyzed. Using the analyzed data, the Operating Entities optimize the advertising target audience, audience age and gender, shopping tendencies, advertising materials, and so on. At the same time, consumers are categorized by analyzing consumer profiles and preferences, and data analysis is conduct based on the changes in consumers’ “Awareness-Interest-Purchase-Loyalty” journey of suppliers’ products, based on which we can enhance the accuracy of consumer-demand forecasting, and optimize targeted marketing strategy for the Merchants. Popular advertisements published on major social media, such as YouTube, Facebook, Instagram, and TikTok, are also examined, including the number of clicks, the links of merchants shared, the types of best-selling products and the turnover. In addition, the Operating Entities help the Merchants optimize their marketing campaigns by identifying the objectives and audience, formulating customized digital media strategies, designing brand positioning and key messages, and improving the artistic value and attractiveness of the ads.

Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with the Operating Entities for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing.

The Operating Entities have cultivated an experienced and skilled work team, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality customer service. Our senior management team is able to leverage the capabilities of this broader work force to facilitate our ongoing and long-term relationships that are key to our retail and wholesale businesses. Our combined team offers substantial industry experience and in-depth knowledge of the cross-border e-commerce markets in Japan and China.

Growth Strategies

We intend to grow our business using the following key strategies.

Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media

We are dedicated to growing and diversifying our existing Customer and Merchant bases. As of the date of this prospectus, the Operating Entities have 42 Customers from Mainland China, 30 Customers from Japan, and 14 Customers from other districts and countries, which account for 48.84%, 34.88%, and 16.28% of their total number of Customers, respectively. As of the date of this prospectus, the Operating Entities have 98 Merchants from Mainland China, 30 Merchants from Japan, and 81 Merchants from other countries, which account for 46.89%, 14.35%, and 38.76% of their total number of Merchants, respectively. We are looking to expand the Customer and Merchant bases into Southeast Asia, including Thailand, Malaysia, Indonesia, and the Philippines. To this end, we plan to partner with local distributors, retailers, or e-commerce platforms to expand the reach of the Company’s products or services, attend relevant trade shows and exhibitions in Southeast Asia, to raise brand awareness and make new business connections, offer promotions and discounts that are attractive to local customers, and provide customer support in the local language. We intend to first expand to Malaysia from August 2023 to December 2023, and following Thailand, Indonesia and Philippines in 2024.

In addition, we believe a sizeable Customer and Merchant bases will help us secure additional authorized agency qualifications of media. The Merchants are in a constant search for media, which would most effectively reach their target customers at the lowest cost. As the online marketing industry evolves, the popularity of media may change quickly. Therefore, it is critical for us to identify new media resources which could offer advertising services sought after by the Merchants. We will monitor popular media, which have already acquired massive traffic, as well as those up-and-coming media with innovative advertising formats, which are expected to attract a significant amount of audience attention in the future, and seek more authorized agency qualifications of them. Then we will seek to enter into agency agreements with the relevant media. Such authorized agency qualifications would position us as the gateway to such media. It may also allow us to benefit from the commission policies which usually come with such authorized agency qualifications and generate additional revenue for us. If we can secure access to popular media with authorized agency qualifications, we expect that would, in turn, help us attract more Merchants to use our services. This could create a virtuous cycle to fuel the growth of our Merchant and media bases.

Actively Layout Social E-commerce Channels

Social commerce is the use of social media platforms like Facebook, Instagram, and TikTok to market and sell products and services. According to the F&S Report, social media platforms provide sellers with more precise user targeting and burst content dissemination mechanisms, assisting sellers with high-quality content in lowering exposure costs. In 2021, social commerce contributed nearly $48 billion, or 44% of the total e-commerce market in Southeast Asia. We believe that TikTok has built a complete closed-loop e-commerce ecosystem based on short-form videos and live broadcasts. In December 2022, the Company officially became a TikTok shop partner, and cooperated with TikTok to expand social e-commerce business in Southeast Asia.

Our plan includes leveraging TikTok’s closed-loop e-commerce ecosystem, utilizing precise user targeting and burst content dissemination mechanisms to create high-quality content that resonates with potential customers, exploring opportunities to integrate our products and services directly into the TikTok app, and developing targeted advertising campaigns on TikTok to reach potential customers in Southeast Asia. We expect that these steps could help us tap into the growth potential of social e-commerce in Southeast Asia, creating new opportunities for the Company in the future.

Develop a Wider Selection of Products

We will broaden and deepen our cooperation with leading third-party suppliers and brands, discover more emerging brands with great potential at a global scale, and further expand the Operating Entities’ product collection to cater to Customers’ changing needs. We plan to extend our reach to local suppliers and well-known brands.

We will also continue to invest in developing private label smart products, including but not limited to Bluetooth headphone, digital watches and Bluetooth speaker. Drawing upon what the Operating Entities learned from cooperating with third-party suppliers and brands, and combining it with their extensive industry knowledge, we plan to broaden private label product offerings to optimize the Operating Entities’ product mix and drive profitability, such as developing and introducing more high-margin smart products. Additionally, we may explore collaborations with influencers or other brands to create co-branded products that appeal to our target customers. Through these efforts, we aim to enhance customer loyalty, increase sales, and drive long-term profitability for the Operating Entities.

Venture into Southeast Asian Market

Based on our management team’s observations, Southeast Asian cross-border e-commerce market has developed rapidly, with a rapid increase in penetration over the past five years. In the future, the Company will venture into the Southeast Asian market, and will seek to replicate its e-commerce service system, drawing upon its experience accumulated in China and Japan to the Southeast Asian e-commerce market. We expect to invest approximately 20% of the net proceeds of this offering in venturing into Southeast Asian market. We intend to selectively launch our integrated e-commerce related services in Southeast Asia for the following two years, starting from markets such as the Thailand, Malaysia, and Indonesia. We will first expand to Thailand and Malaysia from August 2023 to December 2023, and following Indonesia and Philippines from March 2024 to June 2024. We believe that we can expand into these new markets by leveraging our existing business data analysis technology and expect to (i) establish representative offices or appoint local partners; (ii) hire key marketing and support employees who are familiar with local languages and cultures to manage our business in these countries; and (iii) promote our brands in these countries by investing in marketing activities. For details about the estimated total capital expenditures related to such expansion plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We face financial and logistical challenges associated with our plans for accelerated and geographically expansive growth. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed” and “Risk Factors — Risks Relating to Our Business and Industry — We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.”

Expand our Manpower and Talent Pool to Support our Pursuit of Business Growth

To support our pursuit of business growth and fit for our multiple lines of business, we intend to expand the Operating Entities’ operational teams to serve the growing Customer and Merchant bases and maintain relationships with an increasing number of suppliers. These include senior managers, various talents of the sale team, customer service team, supplier relationship team, optimization team, creative team, and finance and administrative team. In addition, we intend to form a global business team that we anticipate will consist of approximately 30 members to support our expansion into the Southeast Asian market in the coming two years, and we expect to incur expenses ranging between approximately $2 million and $3 million for each year. The funds for such expansion are projected to come from shareholders’ investments and the proceeds from this offering, as well as cash inflows from ongoing operations. We may face challenges and difficulties primarily driven by (i) whether our operating results will grow as anticipated; (ii) the stability of our business personnel system; and (iii) the impact of regulatory policies and market changes impacting our Company.

Further Strengthen our Supply Chain Integration

We expect to invest approximately 30% of the net proceeds of this offering in strengthening our supply chain integration. First, we will attach labels for our products, which will provide Customers with detailed information about each product, including its origins, quality, and authenticity. This is intended to help Customers make more informed purchasing decisions to increase their confidence in our products. We also plan to expand our reach by offering a broader selection of products across a wider range of categories and markets. To achieve this, we will leverage our expertise in cross-border e-commerce to identify new product categories and markets with high growth potential. In addition, we plan to deepen our relationships with suppliers and work to establish partnerships with logistics companies, in order to ensure a reliable and efficient supply chain for our products offerings.

We are subject to material cybersecurity risks in our supply chain based on third-party products, software, or services used in our operations, and any cybersecurity incidents could materially disrupt our operations and/or negatively impact our financial position and results of operations. For instance, we rely on third-party manufacturers for the production of private label smart products, and any cybersecurity breaches associated with these products may damage our reputation, lead to a decrease or even loss of sales, and materially and negatively affect our cross-border sales operations. See “Risk Factors — Risks Relating to Our Business and Industry — Cybersecurity risks and cyber incidents may adversely affect the Operating Entities business by causing a disruption to their operations, a compromise or corruption of their confidential information, misappropriation of assets and/or damage to their business relationships, all of which could negatively impact their business and results of operations.” Our board of directors have adopted certain measures to address any cybersecurity threats and mitigate any cybersecurity risks. See “Management — Board Oversight of Cybersecurity Risks.”

Business Model

We currently generate revenue the following principal sources:

•        Cross-border sales.    Products are sourced from Japanese and Chinese manufacturers and brands, together with private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collection for Customers to select and purchase. The Operating Entities generate revenue through the difference between the purchase price from suppliers and the selling price to Customers. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, revenue derived from cross-border sales was $6.41 million, $17.91 million, and $12.42 million, which accounted for approximately 71.03%, 81.29%, and 80.28% of our total revenue for the respective periods.

•        Integrated e-commerce services.

(i)     Digital Marketing.    HQT NETWORK helps the Merchants design and optimize online advertisements, and distribute advertisements through social media platforms. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018. During the six months ended March 31, 2023 and the fiscal years 2022 and 2021, HQT NETWORK earned commissions from Google for procuring the Merchants to place ads with it. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, revenue derived from digital marketing was $2.26 million, $3.95 million, and $3.05 million, which accounted for approximately 25.04%, 17.91%, and 19.70% of our total revenue for the respective periods.

(ii)    E-commerce Operation Training and Software Support Services.    The Operating Entities provide Customers with recorded e-commerce operation training and software support services. The Operating Entities generate revenue through service fees charged to Customers who purchase recorded e-commerce operation training and use software support services. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022, and 2021, our revenue from e-commerce operation training and software support services was $0.35 million, $0.18 million, and $0.01 million, which accounted for approximately 3.39%, 0.80%, and 0.02% of our total revenue for the respective periods.

The following tables presents our revenue for the six months ended March 31, 2023 and 2022. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

	For the six months ended March 31,
	2023	2022
	USD	USD
Cross-border Sales	6,394,296	6,435,360
Integrated E-commerce Services	2,637,031	1,984,690
(i) Digital Marketing Services	2,261,811	1,953,513
(ii) Others	375,220	31,177
Total revenues	9,031,327	8,420,050

The following tables presents our revenue for the fiscal years ended September 30, 2022 and 2021. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

	Revenue Fiscal Year Ended September 30,
	2022	2021
Cross-border sales	$17,907,407	$12,417,033
Integrated e-commerce services	4,120,896	3,049,829
(i) Digital Marketing	3,945,353	3,046,565
(ii) E-commerce Operation Training and Software Support Services	175,543	3,264
Total	$22,028,303	$15,466,862

Cross-border sales

The Operating Entities source products from Japanese and Chinese manufacturers and brands, together with private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collection for Customers to select and purchase.

Product Selection

The Operating Entities execute a thorough product selection process by collecting market trend information from various countries and channels, such as press conferences, new media, magazines, e-commerce platform reports, professional research institution reports, Google Analytics, Google AD keyword, Google Trends, and others. Combining this information with their years of e-commerce experience, the Operating Entities predict consumer trends and preferences in different markets and establish a constantly evolving TOP 50 product library for different categories. In addition, based on the market data analysis and demand trend changes, the Operating Entities continuously optimize the design of private label smart products category under their brand and select original-entrusted-manufactures with overall evaluation of quality, delivery capabilities, after-sales service, price, etc. for production. Ultimately, the products selected through this process, including private label smart products, are included within the Operating Entities’ internal “recommended” or “strictly selected” product collections.

In addition, the Operating Entities will add labels for each category of these internal “recommended” or “strictly selected” products, providing additional information to Customers, such as product category, properties, specification, package, delivery time, keyword, origin, quality, authenticity, sales volume in different quarters and regions. This can help Customers select products with better precision and greater efficiency. The Operating Entities typically release these internal “recommended” or “strictly selected” products on their official websites (www.jp-extend.com and www.whale.xin) as well as send information about these products to Customers and potential customers via email.

The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities either place orders with suppliers who ship the products directly to the Customers, or deliver the orders from their own warehouses in Japan to the Customers via third-party delivery companies.

Product Offerings

The Operating Entities offer food, beauty and personal care products, health products, private label smart electronics, household products, pet supplies, and alcoholic beverages. The following table illustrates the categories of products sold by the Operating Entities:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juices, and mineral water
Beauty and personal care products	Cosmetics, skin care products, fragrances, cosmetic applicators
Health products	Nutritional supplements, medical supplies and devices
Private label smart electronics

Power banks, smartwatches, wireless Bluetooth headsets, neck fans, portable handheld fans, GaN charging heads, portable energy storage power supplies, wireless chargers, humidifiers, Bluetooth speakers, charging cables, heating vests, docking stations, wireless mouse, and hair removal apparatus

Household products	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Pet supplies	Pet food, toys, pet apparel, neck straps, and leashes
Alcoholic beverages	Whisky, beer, and sake

For the six months ended March 31, 2023, the top three product categories were food, health and daily necessities products, accounting for 50.91%, 11.45% and 6.33% of total cross-border sales from EXTEND, respectively. For the six months ended March 31, 2022, the top three product categories were food, health and beauty products, accounting for 72.71%, 20.47%, and 4.95% of total cross-border sales from EXTEND, respectively.

For the year ended September 30, 2022, the top three product categories were food, health products and beauty products, accounting for 58.09%, 9.82%, and 5.14% of total cross-border sales from EXTEND, respectively. For the year ended September 30, 2021, the top three product categories were food, beauty products, and health products, accounting for 66.11%, 15.64% and 11.11% of total cross-border sales from EXTEND, respectively.

Our Private Label Smart Electronics

As of March 31, 2023, the Operating Entities had cooperated with 465 suppliers. Together with them, the Operating Entities have developed a deep understanding of young consumers’ tastes and preferences, through which the Operating Entities believe they may predict consumer trends and quickly identify, incubate and promote fashionable brands that represent the future of smart electronic product consumption trends. The Operating Entities established our private label smart electronics in 2021. As of March 31, 2023, the Operating Entities had developed 190 cumulative SKUs, including a power bank for the mobile phones, smartwatches, wireless Bluetooth headsets, etc.

The Operating Entities adopt an “original-entrusted-manufacture” model in product private label smart electronics, meaning the Operating Entities do not directly produce such private label smart electronics, but are responsible for designing them and entrusting third-party manufacturers to produce them. As of March 31, 2023, the Operating Entities had collaborated with a diversified group of selected manufacturers for the manufacturing and supply of products under their private smart electronics. The Operating Entities enter into framework agreements with manufacturers which set out key terms, including the general terms, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things.

The Operating Entities adopt a manufacturer selection process for our private label products. The Operating Entities conduct an overall evaluation including quality, pricing, manufacturing facility, and supporting services. The Operating Entities have implemented strict quality control procedures throughout selection and ongoing evaluation process. Such quality control procedures begin with incoming material inspection, materials and warehouse management, preventive and corrective action system and end with outgoing inspection. For example, third-party manufacturers must have the required qualifications in order to produce our products. Upon our verification and approval by inspecting their qualification materials, verifying their production capacity and safety, business reputation and conflict of interests, and conducting on-site visits and inspection, such third-party manufacturers are authorized to produce our products in accordance with our production standards and technologies.

During the six months ended March 31, 2023 and the fiscal years ended September 30, 2022 and 2021, the Operating Entities mainly relied upon three partner manufacturers based in China; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), and Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), for the manufacturing of private label products.

For the six months ended March 31, 2023, we paid Shenzhen Luoxi, Shenzhen Huajue, and Shenzhen Weiermei manufacturing fees in the amount of US$0.22 million, US$0.16 million, and US$0.14 million, respectively, representing 23.78%, 17.88% and 15,93% of the total amount of manufacturing fees paid during the period, respectively. For the fiscal year ended September 30, 2022, we paid Shenzhen Luoxi, Shenzhen Huajue, and Shenzhen Weiermei manufacturing fees in the amount of US$0.28 million, US$0.09 million, and US$0.06 million, respectively, representing 30.42%, 9.87% and 6.13% of the total amount of manufacturing fees paid during the period, respectively.

The Operating Entities typically enter into strategic cooperation agreements with partner manufacturers in a similar form. The material terms of the agreements include the following:

Responsibilities of the Partner Manufacturers.    The partner manufacturers are responsible for manufacturing private label electronics products for the Operating Entities based on the Operating Entities’ instructions and specifications, which may include the design and use of any designated raw materials, software, integrated circuits, and others. The partner manufacturers provide a 12-month warranty free of charge for any product defects not attributable to users’ actions.

Consideration; payment terms.    The Operating Entities place orders with the partner manufacturers from time to time for manufacturing requests, and the consideration and payment terms will be provided in such orders. Typically, a purchase order specifies the type of products purchased with specifications such as models and colors, number of units purchased, per unit purchase price, and total purchase price. A purchase order also provides the methods of delivery, the amount of deposit, and terms governing product inspection.

Terms of the agreement.    The terms of the agreements typically range from five (5) years to ten (10) years.

Termination; renewal terms.    The agreements will be automatically renewed for additional one-year terms, unless one party has provided a three-month advance written notice to the other party prior to the expiration of the term. No specific termination clauses are provided in the strategic cooperation agreements.

Pricing and Payment of Products

The Operating Entities offer competitive pricing to attract and retain Customers. Prices are decided by the Operating Entities with reference to major online and offline competitors, taking into account the overall pricing strategy for different categories. The Operating Entities constantly monitor the prices of products offered by their competitors. The

Operating Entities typically evaluate the profitability of their products every six months and make continuous efforts to maintain and improve an efficient cost structure and create incentives for suppliers to provide the Operating Entities with competitive prices.

The Customers make payments to the Operating Entities through bank transfers, and the Operating Entities make payments to suppliers based on the purchase orders. The logistics costs are typically agreed upon and specified in the order, indicating which party is responsible for the cost.

Product Delivery Process

The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities will adopt two different ways to fulfill the orders.

Generally, the Operating Entities do not keep a large stock of inventory on hand. Instead, they place an order with suppliers each time they receive orders from Customers. The supplier then ships products directly to Customers, eliminating the need for the Operating Entities to store and manage inventory.

For the more popular selling products (such as beverages and snacks) with fast turnover, the Operating Entities will purchase from the suppliers and arrange for the products to be delivered to the Operating Entities’ warehouse in Japan. Upon arrival, the products will undergo a thorough quality inspection to ensure them meet the Operating Entities’ standards. Any products that fail the inspection will be returned to the supplier. Once the products have passed the quality inspection, they will be sorted and organized in the warehouse based on factors such as product type, expiration date, and popularity. This allows the Operating Entities to quickly access and retrieve the products when needed. After the products have been inspected and organized in the warehouse, the Operating Entities will package the products according to the Customer’s order and arrange for shipment. The Operating Entities work with third-party logistics providers to ensure timely and efficient delivery to Customers, while also monitoring inventory levels in the warehouse to ensure they have adequate stock to fulfill orders.

Suppliers

The Operating Entities maintain an extensive network of suppliers. During the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, we directly sourced from 243 suppliers, 215 suppliers, and 109 suppliers, respectively. For six months ended March 31, 2023, two suppliers accounted for approximately 19.39% and 15.63% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2022, two suppliers accounted for approximately 20.59% and 15.97% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2021, one supplier accounted for approximately 20.81% of our purchases in terms of monetary value.

See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to maintain and expand our relationships with suppliers, our revenues and results of operations will be harmed.”

Supplier Selection

When choosing suppliers, the Operating Entities take into consideration, among other things, whether their products complement the Operating Entities’ overall product offering, the quality and prices of their products, market reputation, production and/or distribution capacity, the market potential of their products, and the availability of supplier commissions. Before the Operating Entities engage with any new supplier, the Operating Entities also examine their qualifications and license to verify that they operate their businesses in compliance with applicable laws, rules, and regulations.

The Operating Entities work closely with their top suppliers, to strengthen our relationships with them. The Operating Entities constantly communicate with their suppliers to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to the Operating Entities’ sales demands. The Operating Entities also seek to cooperate with other distributors who directly source from suppliers that we have not had an established relationship with them.

The Operating Entities generally enter into supply agreements with suppliers which lay out the general terms of the relationship, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things. These supply agreements typically have a term of one year and automatically renew for successive one-year terms unless either party sends written notice of non-renewal no later than two or three months prior to the expiration of the then current term of such agreement.

Geographic Areas

The following tables illustrate our revenue from cross-border sales for the six months ended March 31, 2023 and 2022 by geographic areas.

	For Six Months Ended March 31, 2023		For Six Months Ended March 31, 2022
Geographic Area	Amount	%	Amount	%
Japan market	$5,494,129	85.65%	$6,394,096	99.36%
China market	574,128	8.95%	41,264	0.64%
HK market	346,720	5.40%	—	—%
Total	$6,414,977	100.00%	$6,435,360	100.00%

The following tables illustrate our revenue from cross-border sales for the fiscal years ended September 30, 2022 and 2021 by geographic areas.

	Fiscal Year Ended September 30, 2022		Fiscal Year Ended September 30, 2021
Geographic Area	Amount	%	Amount	%
Japan market	$16,515,393	92.23%	$12,352,979	99.48%
China market	978,442	5.46%	64,054	0.52%
HK market	413,572	2.31%	—	—%
Total	$17,907,407	100.00%	$12,417,033	100.00%

Quality Control

The Operating Entities place strong emphasis on quality control for both merchandise sourcing and services. The Operating Entities’ quality control starts with procurement. In particular, the Operating Entities have screened and selected a core set of companies as their suppliers after reviewing product selection and quality, manufacturing, packaging, transportation, storage capabilities, and cost competitiveness. The Operating Entities conduct random quality inspections of each batch of products they procure. The Operating Entities have implemented strict quality control procedures throughout selection and ongoing evaluation process. Our quality control procedures begin with incoming material inspection, materials and warehouse management, procedure control, preventive and corrective action system and end with outgoing inspection. Our quality control team conducts site visits at the manufacturers’ facilities and closely monitors the quality of the raw materials and finished products as well as the manufacturing process. We also examine product samples at the production testing stage to ensure they satisfy all requirements set forth in the agreements before mass production.

Customers

The Operating Entities have grown the Customers base through their cross-border sales. They acquire Customers through various means, including (i) exploiting our industry connections to identify potential customers; (ii) referrals by their existing Customers; and (iii) collaboration with other platforms (such as affiliate marketing platform) and their off-campus production and teaching integration training bases. For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, the Operating Entities had 86, 83, and 77 Customers, respectively. In terms of cross-border sales, for six months ended March 31, 2023, one Customer accounted for approximately 14.88% of our revenues in terms of monetary value. For the fiscal year ended September 30, 2022, two Customers accounted for approximately 17.40% and 10.46% of our revenues in terms of monetary value, respectively. For the fiscal year ended September 30, 2021, one Customer accounted for approximately 13.02% of our revenues in terms of monetary value.

Digital Marketing

Merchants

HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018. HQT NETWORK helps the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its channels, such as Google search engine, Google display, Gmail, and YouTube. HQT

NETWORK aims to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand regional customer base.

The Merchants of digital marketing mainly fall into three categories: Customers, the Operating Entities’ suppliers, and other cross-border e-commerce sellers. During the six months ended March 31, 2023, and the fiscal years 2022 and 2021, HQT NETWORK acted solely as an authorized agent of Google and earned commissions from Google for helping Google procuring Merchants to place ads on its channels. HQT NETWORK does not charge the Merchants service fees for providing this service. During the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, the Operating Entities served 123, 137, and 106 Merchants, respectively.

Ad Distribution Channels

The Operating Entities mainly distribute online advertisements through social media platforms and their own channels.

With the emergence of search engines and online social media attracting numerous users, Merchants, brand suppliers and customers are increasingly receptive of the idea of identifying search engines and online social media accounts that have influence over potential customers on these platforms, and orienting marketing activities around KOLs. The Operating Entities’ digital marketing services generally involve the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential search engines and online social media accounts with suitable target audiences.

Agency Agreement with Google

HQT NETWORK typically enters into agency agreement with Google with a term of one year, and its currently effective agency agreement with Google expires on January 1, 2024. Pursuant to the agency agreement currently in effect, HQT NETWORK is responsible for identifying and procuring Merchants who then purchase ad inventory from the Google platforms, facilitating the transaction process, and assisting with advertisement deployment in Mainland China and Hong Kong. As Google’s authorized agency, HQT NETWORK’s relationship with Google is mainly governed by the agency agreement which provides for, among other things, credit periods and the commission polices offered to HQT NETWORK. Either party to the agency agreement may terminate the agreement upon a 30-day advance written notice, and Google may unilaterally terminate the agreement if HQT NETWROK fails to perform certain obligations specified therein.

The following is a summary of the material terms of HQT NETWORK’s agency agreement with Google currently in effect, dated January 11, 2023:

Scope and Goal of Agreement.    The agreement allows HQT NETWORK to participate in Google’s advertising program, which provides HQT NETWORK with certain incentives based on certain milestones within Google’s advertiser program.

Responsibilities of HQT NETWORK.    HQT NETWORK identifies and secures Merchants who then purchase ad inventory from Google platforms, facilitate the transaction process, and assist with advertisement deployment in Mainland China and Hong Kong.

Commissions.    Commissions are granted to HQT NETWORK based on the actual qualifying ad spend calculated by Google, excluding any reversals of ad spend, if applicable. Historically, the rates offered to HQ NETWORK by Google typically range from 3% to 12% of actual qualifying ad spend.

Termination.    Either party to the agency agreement may terminate the agreement upon a 30-day advance written notice, and Google may unilaterally terminate the agreement if HQT NETWROK fails to perform certain obligations specified therein.

Term of the Agreement.    The agreement is valid for one year, from January 1, 2023, to December 31, 2023.

Commissions offered by Google

In business transactions where HQT NETWORK receives commissions from Google, HQT NETWORK is rewarded for assuming the role as an agent of Google, and these commissions are recognized as revenue for HQT NETWORK’s provision of such sales agency services. The commissions HQT NETWORK earns from Google come with a variety of structures and rates, which are primarily determined based on the contract terms with Google and its applicable commission policies. Occasionally, Google may also offer additional discretionary incentives to encourage its authorized agencies to achieve certain benchmarks according to Google’s then sales and marketing goals.

Set forth below are some of the more typical structures of commissions that Google offered to HQT NETWORK during the six months ended March 31, 2023, and the fiscal years 2022 and 2021:

•        across-the-board standard-rate commissions based on the amount of ad currency units (note) acquired or actual advertising spend;

•        differential standard-rate commissions based on the amount of ad currency units acquired or actual advertising spend and certain prescribed classifications (e.g., industry of the Merchants, new or existing Merchants, types of ad inventory);

•        commissions on a scale of progressive rates based on accumulated ad currency units acquired or accumulated advertising spend; and

•        commissions on progressive or differential rates based on certain prescribed measuring benchmarks (e.g., the number of new Merchants secured, the number of clicks or views of the advertisement, the frequency with which the advertisement is forwarded, accumulated ad currency units acquired or actual advertising spend from Merchants of a particular industry, growth in ad currency units acquired or actual advertising spend).

Note: “Ad currency units” are effectively a kind of virtual currency that needs to be purchased from relevant media to acquire their ad inventory. In other words, ad currency units are the fees that the Merchants pay to relevant media for showing their ads on such media’s different channels.

The rates offered to us by Google are based on the contractual terms and typically range from 3% to 12% of ad currency based upon the above methodologies.

These commissions may (i) take the form of cash which, when paid, are typically applied to set off HQT NETWORK’s accounts payable with the relevant Google; or (ii) in the form of ad currency units which will be deposited in the account HQT NETWORK maintained in the back-end platform of Google, and can then be utilized to fulfill the Merchants’ orders for purchases of ad currency units. These commissions are generally ascertained and settled on a quarterly or annual basis.

For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022 and 2021, all the revenue in digital marketing services came from the commissions of Google and was $2.26 million, $3.95 million, and $3.05 million, accounting for approximately 25.04%, 17.91%, and 19.70% of our total revenue for the respective periods. The Operating Entities’ digital marketing services entirely depend upon Google. Although the Operating Entities continually seek more authorized agency qualifications of other media, there is no guarantee that they will be successful in the near future. See “Risk Factors — Risks Relating to Our Business and Industry — If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.”

Partnerships with Other Advertising Agencies

As an industry practice, some ad inventory is only available through a media’s authorized agencies as a result of the media’s own policies or practices. Therefore, advertising agencies may tap into the marketing channels possessed by other advertising agencies to gain access to a wider array of online media.

On January 2, 2023, through HQT NETWORK and Chuancheng Digital, we entered into an advertisement publishing agreement with Huntmobi Holdings Limited, an online advertising agency based in China, for the deployment of ads on certain media or marketing platforms through Huntmobi Holdings Limited, including but not limited to Meta, Google, Tik Tok, Twitter, Eagllwin, and Kwai. Our payment to Huntmobi Holdings Limited will be calculated with reference to the actual qualifying ad spend placed through the agency, with an additional 15% of actual qualifying ad spend as service fees, if we receive certain elective services such as ad creation and ad campaign optimization. We generate profit under this agreement by receiving commissions from Huntmobi Holdings Limited, which may range from 0% to 7.5% of the actual qualifying ad spend the Merchants incur, which may vary by each media and the total amount of actual qualifying ad spend placed by the Merchants on such media platform in a given period of time. Under the agreement, we are billed on a monthly basis, and the agreement expires on December 31, 2023. The agreement will be automatically renewed for an additional year unless one party provides a 30-day advance notice to the other party prior to the expiration date.

Acquiring Merchants

The Operating Entities acquire Merchants through various means, including (i) taking advantage of our industry connections to identify potential Merchants; and (ii) reaching out to the existing Merchants to explore further business opportunities. The Operating Entities mainly approach potential Merchants by attending seminars and through referrals from existing customers.

E-commerce Operation Training and Software Support Services

E-commerce Operation Training

The Operating Entities provide Customers with recorded e-commerce operation training courses. The following table illustrates the categories of training courses they offer:

Training Courses Category	Description
Full-level Class

– Introduction of e-commerce markets in Japan and China

– Introduction of basic setting of store set-up

– How to apply for opening a store

– Specific preparations before and after order processing

– How to operate a store in different stages of development

Advanced Class	– How to create links and modify pictures – Data analysis from advertisements – Store data analysis & product selection – Logistics focus (importance of overseas warehouses)/precautions for stocking
Advertising Topics Class	– Product selection analysis & recommendation – How to advertise and create hot-selling products – Other advertising techniques
Data Analysis Class	Provide users with first-hand advertising data analysis from social platform and recommendations.

The Operating Entities typically enter into a service agreement with a third-party company with a term of one year, pursuant to which, the Operating Entities launch their videos of e-commerce operation training courses on the third-party company’s website (https://apprw4pskgo8111.pc.xiaoe-tech.com). To access the courses, Customers need to register on this website, place orders for the courses, and pay the training fees through this website. The website deducts a 0.6% commission fee before the Operating Entities withdraw the training fees from the website to their own bank accounts on daily basis.

Software Support Services

The Operating Entities provide extensively software support services throughout our business system with Customers to help them operate their cross-border e-commerce business. The Operating Entities’ software includes:

•        Honeybee product shelving software.    Honeybee product shelving software is able to make product shelving more effective, cut the number of orders that are out of the ordinary, reduce the amount of capital used by inventory, and lower the cost of labor.

•        Linkage ERP System.    Our Linkage ERP System creates automated work environments — multi-store management, visual operation analysis, order management, financial management, delivery management and after-sales management, which helps businesses function in a more efficient and effective manner. This then enables Customers to focus on growth activities, such as adding new products, improving fulfillment times and marketing campaigns.

The Operating Entities generate revenue by offering these two software/system to Customers through various methods, such as charging a one-time licensing fee or a recurring subscription fee. Additionally, they may provide additional services, such as customization, training, and technical support for an additional fee. Customers can pay an upfront fee for a specific period of access to the software/system or pay a recurring fee to continue using it. The Operating Entities also offer additional services related to the software/systems for a fee, such as customization, training, and technical support.

For the six months ended March 31, 2023, and the fiscal years ended September 30, 2022, and 2021, our revenue from e-commerce operation training and software support services was $354,539, $175,543, and $3,264, accounting for approximately 3.93%, 0.80%, and 0.02% of our total revenue for the respective periods.

Marketing

Our marketing and promotion strategy is to build brand recognition, attract new Customers and Merchants, increase Customer and Merchant traffic to our services, build strong Customer and Merchant loyalty, maximize repeat Customer and Merchant visits, and develop incremental revenue opportunities.

Online, the Operating Entities approach potential Customers and Merchants through (i) advertising promotion on their own official websites (www.jp-extend.com and www.whale.xin), search engines, major e-commerce platforms, social media, and independent websites, (ii) sending email marketing to potential Customers and Merchants, (iii) and referrals from existing Customers and Merchants. Offline, the Operating Entities participate in trade shows and events to showcase our products or services and network with potential Customers and Merchants.

During the next three years, we intend to expand existing marketing teams, deploy social platform advertisements for our products and services, and adopt new marketing methods, including livestreaming e-commerce and influencer marketing, to promote our brand, products and services. We estimate the cost associated with these marketing initiatives to be approximately $4 million. The funds are expected to come from shareholders’ investments and borrowings from banks, as well as cash inflows from ongoing operations.

Research & Development

The Company’s research and development activities primarily relate to the optimization and implementation of its private smart products, Linkage ERP System, and Honeybee product shelving software. The Company intends to continue to invest in upgrading the Linkage ERP System, in the way of introducing much more variety of products and integrating more supporting functions, in particular, developing functions that are localized to the Southeast Asia markets (such as language supports, access to local warehouse system, and etc.). The Linkage ERP System is expected to begin its pilot test in the second half year of 2023 and continue to upgrade until 2025. In addition to above mentioned systems, the Company also intends to invest in developing short-form video editing tools, enabling Customers to edit videos to showcase their products with e-commerce related labels such as price, origins and functions, which is expected to be launched in early 2024. By using these tools, Customers could make their videos more informative and attractive, and post their videos on social media platforms such as TikTok, where they could interface with online buyers.

As of March 31, 2023, the Operating Entities’ research and development team comprised of nine members, representing approximately 8.41% of their total employees. Research and development costs are expensed as incurred. During the six months ended March 31, 2023, and the fiscal years ended September 30 2022 and 2021, the Operating Entities’ research and development expenses were $0.29 million, $0.63 million, and $0.11 million, respectively. We anticipate that our research and development expenses will continue to increase as we hire additional personnel and invest in software development in connection with the expansion of our business operations.

Competition

The cross-border e-commerce service provider industry in Japan and China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We primarily compete against offline and online supply chain providers, retailers, and wholesalers, but also increasingly face competition from advertising providers, software support service providers, and other cross-border e-commerce service providers. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their website and platform development than us. In addition, new and enhanced technologies may increase the competition in the cross-border e-commerce service provider market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations, see “Risk Factors — Risks Relating to Our Business and Industry — the Operating Entities operate in a highly-competitive market and their failure to compete effectively could adversely affect their results of operations.”

Intellectual Property

We regard our domain names, software copyrights, trademarks, and trade secrets as critical to our success. We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights.

As of the date of this prospectus, we have registered:

•        fourteen trademarks in China and four trademarks in Japan;

•        twelve software copyrights in China; and

•        two domain names in China and one domain name in Japan.

Pursuant to the exclusive licensing agreement between Ms. Xiaoyu Qi, the spouse of Mr. Zhihua Wu, our CEO and the Chairman of our Board of Directors, and Chuancheng Digital, dated July 1, 2021, Ms. Qi granted Chuancheng Digital an exclusive and worldwide right to use her ten Japanese trademarks free of charge. This agreement is valid for ten years, and neither party may terminate the agreement unilaterally, except that Chuancheng Digital has the right to unilaterally terminate the agreement in the event that any of Ms. Qi’s trademarks is invalid or infringed.

As of the date of this prospectus, we have one pending trademark application in the U.S.

Employees

We had 107, 101, 75 and 31 full-time employees as of March 31, 2023, September 30, 2022, 2021 and 2020, respectively.

The following tables provide a breakdown of our employees by functions and geographic locations as of March 31, 2023:

Functions	Number of employees	Japan	Mainland China
Innovation Ecosystem Department	18	—	18
Finance	7	1	6
Cross-border Trade Department	24	8	16
Human Resources Administration	9	4	5
Research and Development	9	—	9
Digital Marketing	17	—	17
Supply Chain Development	19	7	12
Management	4	1	3
Total	107	21	86

As of March 31, 2023, there were no employees located in Hong Kong.

We enter into employment agreements with our full-time employees. As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, EXTEND complies with labor-related laws in Japan. See “Regulations — Regulatory Overview of Japan — Japanese Employment and Labor Laws.” As required under China’s regulations, the PRC subsidiaries participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, maternity, and unemployment benefit plans. However, the PRC subsidiaries did not contribute social security premium in full amount. See “Risk Factors — Risks Relating to Our Business and Industry — The PRC subsidiaries have not made adequate social insurance and housing provident fund contributions for all employees, as required by PRC regulations, which may subject them to penalties.”

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees and contract workers are represented by labor unions.

Properties

We maintain our headquarters in 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan. Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States.

The Operating Entities’ principal executive offices are located in Japan and mainland China. The Operating Entities do not own any real property. The following is a summary of the Operating Entities’ leased properties as of the date of this prospectus.

Lessor	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Daitokentaku Co., Ltd.	EXTEND	Nakamuneoka 2-19-36, Shiki-shi, Saitama-ken	468.53	JPY 5,425,860	04/01/2020 – 03/31/2025	warehouse
ShinwaShoji Co., Ltd.	EXTEND	23-3 Minami Ikebukuro 2-chome, Toshima-ku, Tokyo	53.98	JPY 2,939,400	02/15/2020-02/14/2024	Office
Fujian Haishi Industrial Park Management Co., Ltd. 福建海狮产业园管理有限公司	Chuancheng Digital	Unit 7, 6/F, Building A, Vtion Smart Center, 11 Keji East Road, Shangjie Town, Minhou County, Fuzhou City, Fujian Province, China	30	RMB18,000	06/01/2021 – 05/31/2024	office
Fujian Enge Industrial Co., Ltd. 福建恩歌实业有限公司	Chuancheng Digital	Room 501, 5th floor, Building 5, No. 17 Yang Zhou Road, Pusang Industrial Zone, Jianxin Town, Changshan District, Fuzhou City, China	370	RMB257,520	04/01/2022 – 12/31/2023(1)	office
Maiduo (Fuzhou) Network Technology Co., Ltd. 脉多（福州）网络科技有限公司	Chuancheng Digital	Units 22-25, 22/F, Building A, Vtion Smart Center, 11 Keji East Road, Shangjie Town, Minhou County, Fuzhou City, Fujian, China	1095	RMB735,360	09/01/2022 – 08/31/2032	office
Maiduo (Fuzhou) Network Technology Co., Ltd. 脉多（福州）网络科技有限公司	Chuancheng Internet	21/F, Building A, Vtion Smart Center, 11 Keji East Road, Shangjie Town, Minhou County, Fuzhou City, Fujian, China	30	RMB18,000	01/01/2022 – 12/31/2023(2)	office

____________

(1)      If the lessee wants to renew the lease, it must provide written notice to the lessor three months before the expiration of the lease. Chuancheng Digital expects to renew the term of the lease, or timely find an alternative.

(2)      Upon the expiration of the contract, the lessee shall return the facility within 10 days. Chuancheng Internet expects to renew the term of the lease, or timely find an alternative.

We believe that the Operating Entities’ current facilities are adequate to meet our current needs.

Insurance

The Operating Entities maintain certain insurance policies to safeguard them against risks and unexpected events. For example, the PRC subsidiaries provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for employee benefits of at least the minimum wage level for all eligible employees. The Operating Entities do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws or Japanese law. EXTEND has purchased property insurance covering its Japanese inventory and to insure the authenticity and quality of products and maintains a few other insurances to manage unexpected risks during its operations. The Operating Entities do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor any insurance policies for facility properties. For risk factors relating to our insurance policies, please see “Risk Factors — Risks Relating to Our Business and Industry — The Operating Entities’ insurance coverage may not be sufficient to cover all the risks which their operations are exposed to and therefore the Operating Entities are susceptible to significant liabilities.”

Seasonality

The Operating Entities have experienced, and expect to continuously experience, seasonal fluctuations in their results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. For example, the Operating Entities generally experience lower sales volume in the first quarter of each year primarily due to Chinese New Year holiday season and higher sales volume in the third quarter of each year primarily due to their special seasonable promotion events held in September and November each year. In addition, the business hours of the Operating Entities’ logistics and fulfillment service will be impacted by the holidays Moreover, the Operating Entities’ results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

Legal Proceedings

As of the date of this prospectus, we are not involved in any legal or administrative proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

REGULATIONS

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet. The following sets forth a description of certain laws, regulations and government policies relating to our industry and our operations in Japan, Hong Kong, and mainland China, and the other government regulations which we consider material.

Regulatory Overview of Japan

Regulations regarding Privacy and Protection of Personal Information and Customer Data

We are subject to laws and regulations regarding protection of personal information that we may obtain in the course of retailing or other businesses in Japan.

The Act on the Protection of Personal Information (Act No. 57 of 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations, (ii) cases in which there is a need to protect a human life, body or fortune, and when it is difficult to obtain a principal’s consent, (iii) cases in which there is a special need to enhance public hygiene or promote fostering healthy children, and when it is difficult to obtain a principal’s consent, or (iv) cases in which there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining a principal’s consent would interfere with the performance of the said affairs. Certain types of personal information, such as race, creed, social status, medical history, criminal record, and fact of having suffered damage by a crime, are classified as “special care-required personal information.” We must not obtain such special care-required personal information without the prior consent of the principals. As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with these regulations.

Regulations regarding Maintenance of Websites and E-commerce

The Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice (Act No. 95 of June 29, 2001, as amended) and the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended) regulate sales of goods through e-commerce within Japan. For example, under these acts, we as a seller must explicitly show prices of products, timing and method of payment, timing of delivery, conditions for return of goods, our name and contact information, and name of representative person, among others. As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with these regulations.

Regulations on Consumer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No. 85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate the product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing or import of a product could still be liable under this act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer or importer. Liability under this act can be imposed even if the manufacturer or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract. As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with these regulations.

Regulations on Intellectual Property

In Japan, patents are protected by the Patent Act and the Utility Model Act of Japan (Act No. 123 of 1959 as amended). Designs are protected by the Design Act of Japan (Act No. 125 of 1959 as amended), and trademarks by the Trademark Act (Act No. 127 of 1959 as amended). Copyrights are protected by the Copyrights Act (Act No. 48 of 1970 as amended). Trade secrets are protected by the Unfair Competition Prevention Act (Act No. 47 of 1993 as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with these regulations.

Japanese Employment and Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with these regulations.

Regulations regarding Shipping of Goods

The shipping of goods is generally governed by the Civil Code of Japan (Act No. 89 of April 27, 1896, as amended), under which the relevant parties may agree on the terms and conditions of the shipping based on the freedom of contract.

Environmental Regulations

The environmental regulations are provided for in various laws and regulations in Japan, such as Basic Act on the Environment (Act No. 91 of December 1, 2018, as amended). We are not engaged in any business in Japan, for which specific environmental regulations apply.

Regulations regarding the Food and Beverage Product Sales

The regulations regarding the food and beverage product sales are provided for in various laws and regulations in Japan, such as Food Sanitation Act (Act No. 233 of December 24, 1947, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Regulations on Advertising

The regulations on advertising are generally provided for in the Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Regulations on Lease Agreements

The regulations on advertising are generally provided for in the Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Regulations for Securing Safety of Pharmaceuticals and Medical Devices

The regulations for securing safety of pharmaceuticals and medical devices are generally provided for in the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (Act No. 145 of August 10, 1960, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Regulations regarding Dealers of Secondhand Articles

The regulations for dealers of secondhand articles are generally provided for in the Secondhand Goods Business Act (Act No. 108 of May 28, 1949, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Regulations for Liquor Retailing

The regulations for liquor retailing are generally provided for in the Act on Securing of Liquor Tax and on Liquor Business Associations (Act No. 7 of 1953, as amended). As of the date of this prospectus, as confirmed by City-Yuwa, our Japanese legal counsel, we comply with such regulations.

Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable for a fine of HK$5,000 and imprisonment for one year. As of the date of this prospectus, each of the Hong Kong subsidiaries have obtained and maintains a valid business registration certificate.

Regulations Related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Withholding Tax on Dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Hong Kong subsidiaries in Hong Kong.

Capital Gains and Profit Tax

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, for which the first HK$2,000,000 of assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains, unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate Duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations Related to Anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance that commenced full operation on December 14, 2015 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The first conduct rule prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The second conduct rule prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; and (iii) any barriers to entry to competitors into the relevant market.

The first conduct rule and the second conduct rule apply to all sectors of the Hong Kong economy. Therefore, the Hong Kong subsidiaries’ business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; and (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention. As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong.

Laws in Relation to Intellectual Property Rights

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as reviewed and revised from time to time provides comprehensive protection for recognized categories of work such as literary, dramatic, musical and artistic works, as well as for sound recordings, films, television broadcasts and cable programs. Certain copyrights may subsist in the works created in relation to artistic works or literary works that qualify for copyright protection without registration.

The Copyright Ordinance restricts certain acts, such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner which, if done, constitutes infringement of copyright.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance currently in force in Hong Kong came into effect on April 4, 2003. The Trade Marks Ordinance is a statute enacted to make provision in respect of the registration of trademarks and for connected matters. The Trade Marks Ordinance provides (amongst other things) that a person infringes a registered trade mark if the person uses in the course of trade or business a sign which is:

(a)     identical to the trade mark in relation to goods or services which are identical to those for which it is registered;

(b)    identical to the trade mark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)     similar to the trade mark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)    identical or similar in relation to goods or services which are not identical or similar to those for which the trade mark is registered; the trade mark is entitled to protection under the Paris Convention as a well-known trade mark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trade mark.

Under the Trade Marks Ordinance, the owner of a trade mark is entitled to bring infringement proceedings against a person infringing his or her trade mark for damages, injunctions, accounts and any other relief available in law. As of the date of this prospectus, there have been no infringement claims commenced by or against the Hong Kong subsidiaries with respect to any trade mark in Hong Kong.

Regulations Related to Anti-money Laundering and Counter-terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance, or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides the regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance, or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance, or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance, or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of anti-money laundering and counter-terrorist financing in Hong Kong.

Regulations Related to Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance, or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the six data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain uses, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. As advised by our Hong Kong counsel, Winston & Strawn, as of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong.

Regulatory Overview in Mainland China

This section sets forth a summary of the most significant rules and regulations that affect the Operating Entities’ business in mainland China.

Regulations on Company Establishment and Foreign Investment

Company Law

The establishment, operation and management of companies in China is governed by the Companies Law of the People’s Republic of China (the “PRC Company Law”), which was passed by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and came into effect on July 1, 1994 and was last amended on October 26, 2018. In light of the PRC Company Law, companies established in the PRC are either in the form of a limited liability company or a joint stock company. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

All of the PRC subsidiaries were established as limited liability companies and are governed by the PRC Company Law. As of the date of this prospectus, all of the PRC subsidiaries are in compliance with the PRC Company Law in all material aspects.

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, adopted the Foreign Investment Law of the People’s Republic of China (the “PRC Foreign Investment Law”), which became effective on January 1, 2020 and replaced the three old rules on foreign investment in China, namely, the Law on Sino-Foreign Equity Joint Ventures of the People’s Republic of China, the Law on Sino-Foreign Cooperative Joint Ventures of the People’s Republic of China, and the Law on Wholly Foreign-Owned Enterprises of the People’s Republic of China, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

We are a foreign investor under the PRC Foreign Investment Law. All our investment activities within China, including future investment within China, are governed by the PRC Foreign Investment Law. As of the date of this prospectus, we are in compliance with the PRC Foreign Investment Law in all material aspects.

Regulations Related to Foreign Investment

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which became effective on January 1, 2022. The 2021 Negative List further reduces restrictions on the foreign investment and replaces the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition). In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation, or the SAMR, jointly promulgated Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department through Enterprise Registration System and National Enterprise Credit Information Notification System.

As of the date of this prospectus and to the best of our knowledge, all of the PRC subsidiaries are in the industries permitted by PRC regulations relating to foreign investment. No business scope of any of the PRC subsidiaries in China falls into the aforementioned Negative List.

Regulations Relating to Other Business Areas

International Freight Forwarding Services

Pursuant to the Measures (Provisional) on Filings by International Freight Forwarding Agencies, promulgated by the MOFCOM on August 18, 2016, international freight forwarding agencies duly registered with the SAMR or its local branches shall file records with the MOFCOM or a designated agency of the MOFCOM. However, such measures do not provide for any penalties for failure to make the relevant filings in accordance with their requirements.

Regulation of M&A and Overseas Listings

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce (now known as the SAMR), the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, on August 8, 2006 and amended by the MOFCOM on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors shall be subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, an application shall be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an overseas company established or controlled by such domestic company, enterprise or natural person.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings. The Decision of the SCNPC to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted on June 24, 2022, and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the state council anti-monopoly enforcement agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. Since such provisions are relatively new, uncertain still remains as to the interpretation and implementation of such laws and regulations.

Overseas Listings

On December 24, 2021, the CSRC published draft rules for the regulation of overseas offering and listing by Chinese companies for public consultation. The draft rules included two pieces of rules: the Management Regulations on Overseas Offering and Listing by Domestic Enterprises of the State Council, which provided for a general filing regulatory framework, and the Management Rules for the Filing Work of Overseas Offering and Listing by Domestic Enterprises of the CSRC, which set out more detailed terms and procedures of the filing requirements.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated the Guidance Rules and Notice. The Overseas Listing Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft rules by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft rules: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listing Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete the filing procedures with the CSRC for the offering and listing of our Ordinary Shares, given that (i) we are not a China domestic company; and (ii) our offering and listing is not an indirect overseas offering or listing, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent accounting year, accounted for by the PRC subsidiaries are all under 50%.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which became effective on March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

According to our PRC legal counsel, AllBright, as of the date of this prospectus, the PRC subsidiaries have not violated, nor have they received any notifications of any violations of the Confidentiality and Archives Provisions that would adversely affect this offering.

Regulations Related to Cross-border E-commerce Business

Regulations on Product Quality

The Product Quality Law of the People’s Republic of China, or the Product Quality Law, which was promulgated by the SCNPC in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the supplier of the product. If the supplier pays compensation and it is the manufacturer that should bear the liability, the supplier has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the supplier that should bear the liability, the manufacturer has a right of recourse against the supplier.

As advised by our PRC counsel, as of the date of this prospectus, the PRC subsidiaries have not violated, nor have they received any notifications of any violations of, any product quality rules and regulations that would adversely affect this offering.

Regulations on Import and Export of Goods or Technologies

Pursuant to the Foreign Trade Law of the People’s Republic of China (the “PRC Foreign Trade Law”) promulgated by the SCNPC on May 12, 1994 and last amended on December 30, 2022, foreign trade dealers who are engaged in the import or export of goods or technologies shall register with the competent authority responsible for foreign trade under the State Council or its authorized bodies unless such registration is not required under the laws, administrative regulations and the provisions of the competent department of foreign trade under the State Council. Where a foreign trade dealer fails to register as required, the customs will not process the procedures of declaration and clearance of the imported or exported goods.

Under the PRC Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on 25 June 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with the MOFCOM or an authority authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

The Regulations on Import and Export Duties of the People’s Republic of China, promulgated by the State Council on November 23, 2003, amended on January 8, 2011, December 7, 2013, February 6, 2016 and March 1, 2017, and became effective as from March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Our subsidiary Chuancheng Digital, as the consignor of import and export goods, has been registered in accordance with relevant regulations.

Regulations Relating to Leasing

Pursuant to the Law of the PRC on the Administration of Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record.

According to the Civil Code of the PRC, which was enacted by the NPC in May 2020 and took effect on January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. Where the third party causes any damage to the premises, the lessee should be liable for such damage. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises within the period when the lessee is entitled to possess in accordance with the lease contract, the lease contract between the lessee and the lessor will still remain valid. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of the PRC subsidiaries leased properties without obtaining proper ownership proof.

Pursuant to the Administrative Measures for Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, the parties concerned to a housing lease shall go through the housing lease registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing lease contract is signed. Individuals or organizations who violate the provisions of the Measures shall be ordered by the development (real estate) department of the People’s Governments of centrally-administered municipalities, municipalities or counties to make correction within a stipulated period, a fine of not more than RMB1,000 shall be imposed; where the organization failed to make correction within the stipulated period, a fine ranging from RMB1,000 to RMB10,000 shall be imposed. In the event that any fines are imposed on the PRC subsidiaries for their failure to register their lease agreements, the PRC subsidiaries may not be able to recover such losses from the lessors. However, because the fines, if any, are expected to be minimal, the PRC subsidiaries’ business and financial results will likely not be materially affected.

Regulations on Intellectual Property Rights

Trademark

Trademarks are protected by the PRC Trademark Law adopted by the SCNPC on August 23, 1982 with effect from March 1, 1983, which was newly amended on April 23, 2019 and implemented on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and amended on April 29, 2014. Any enterprise which needs to acquire the right to exclusively use a trademark on the goods or services thereof in the course of its business operation shall apply to the Trademark Office for trademark registration. The period of validity of a registered trademark shall be ten years from the day the registration is approved. When it is necessary to continue using the registered trademark upon expiration of period of validity, an application for renewal shall be made within 12 months before the expiration. If such an application cannot be filed within that period, an extension period of six months may be granted. The period of validity for each renewal of registration shall be ten years as of the next day of the previous period of validity. If the formalities for renewal have not been handled upon expiration of period of validity, the registered trademarks will be deregistered. Without the authorization of the owner of the registered trademark, using a trademark that is identical with or similar to a registered trademark on the same goods or that is identical with or similar to a registered trademark on the similar goods which could possibly cause confusion, constitutes an infringement of the exclusive right of a registered trademark. The infringer shall, in accordance with the regulations, cease the infringement, take remedial action and pay damages, etc.

Copyright

The Copyright Law of the PRC (the “Copyright Law”) was promulgated by the SCNPC on September 7, 1990, and was last amended on November 11, 2020 and became effective on June 1, 2021. According to the Copyright Law, works of Chinese citizens, legal persons or unincorporated organizations, whether published or not, shall have copyright in accordance with the Copyright Law. The National Copyright Administration shall be responsible for the administration of copyrights nationwide. The local departments of copyright at or above the county level shall be responsible for the administration of copyright in their respective administrative regions.

The duration of copyright protection is generally fifty years. Copyright includes the right of publication, authorship, alteration, integrity, reproduction, distribution, rental, exhibition, performance, projection, broadcasting, communication through information network, cinematography, adaptation, translation, compilation and other rights.

Measures on Administrative Protection of Internet Copyright, that were promulgated by the MII and the NCAC and took effect on May 30, 2005, provided that an internet formation service provider shall take measures to remove the relevant contents, record relevant information after receiving the notice from the copyright owner that some content communicated through internet infringes upon his/its copyright and preserve the copyright owner’s notice for 6 months. Where an internet information service provider clearly knows an internet content provider’s tortuous act of infringing upon another’s copyright through internet, or fails to take measures to remove relevant contents after receipt of the copyright owner’s notice although it does not know it clearly, and meanwhile damages public benefits, the infringer shall be ordered to stop the tortious act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than 3 times the illegal business amount; if the illegal business amount is difficult to be calculated, a fine or not more than RMB100,000 may be imposed.

Regulations on the Protection of Computer Software promulgated by the State Council, last amended on January 30, 2013 and became effective on March 1, 2013, protects the rights and interests of the computer software copyright holders and encourages the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the preliminary evidence for the ownership of the copyright and other registered matters. On February 20, 2002, the NCAC issued the Measures on Computer Software Copyright Registration, which outlines the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and coming into effect on November 1, 2017, the establishment of any domain name root server and institution for operating domain name root servers, managing the registration of domain name and providing registration services in relation to domain name within the territory of China shall be subject to the approval of the Ministry of Industry and Information Technology or provincial, autonomous regional and municipal communications administration. The registration of domain name shall follow the principle of “first apply first register.” The Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services promulgated by the Ministry of Industry and Information Technology on November 27, 2017 and coming into effect on January 1, 2018 specifies the obligation of anti-terrorism and maintaining network security of internet information service providers.

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC, or the Patent Law. The Patent Law and its implementation rules provide for three types of patent: “invention,” “utility model” and “design.” The protection period is 20 years for invention patents and 10 years for utility model patents and design patents, commencing from their respective application dates. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, utility model or design, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use of said patent constitutes an infringement of the patent rights, and shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. On October 17, 2020, the SCNPC promulgated the newly amended Patent Law, or the New Patent Law, which became effective on June 1, 2021. The New Patent Law introduced, among the others, a patent protection period compensation system in the event of unreasonable delay, and punitive damages for willful patent infringement under severe circumstances.

Trade Secrets

Pursuant to the Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated on September 2, 1993 and was amended on November 4, 2017 and further amended on April 23, 2019, the term “trade secrets” refers to technical, operational and other business information that is unknown to the public, has commercial value and for which its legal owners or holders have adopted measures to ensure its confidentiality. Business persons, other natural persons, legal persons and unincorporated organizations are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation, coercion or electronic intrusion; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i) above; or (iii) disclosing, using or permitting others to use the trade secrets, in violation of any confidentiality obligations or against any requirements of the legal owners or holders to keep such trade secrets in confidence; (4) aiding and abetting others in, or tempting others into acquiring, disclosing, using, or allowing others to use the trade secret of the legal owners or holders in violation of their confidentiality obligations or against any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the fact that an employee or former employee of the rightful owner of trade secrets or any other entity or individual conducts any of the illegal acts above mentioned, but still accepts, publishes, uses or allows any other to use such secrets, such practice shall be deemed as infringement of trade secrets under the Anti-Unfair Competition Law of the People’s Republic of China.

The Operating Entities in China have registered their trademarks and software copyrights in the relevant trademark authorities and software copyright authorities in China. The Operating Entities’ domain names have been registered through the domain name registration management service institutions. We strictly protect our trade secrets by various means including but not limited to requiring our employees to enter into confidentiality agreements with us. We may apply for patent protection when we have patent in the future.

Regulations Related to Labor and Social Welfare

Labor Law

The Labor Law of the People’s Republic of China, which was promulgated by the SCNPC on July 5, 1994, and last amended on December 29, 2018 and became effective on the same date, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

Labor Contract Law

Pursuant to the Labor Contract Law of the PRC released by the SCNPC on June 29, 2007 with effect from January 1, 2008, which was then amended and released on December 28, 2012 and came into force on July 1, 2013, the principle of lawfulness, fairness, equality, free will, negotiation for agreement and good faith shall be observed in the formation of a labor contract. An employer shall establish a sound system of employment rules in accordance with the laws so as to ensure that its employees enjoy the labor rights and perform the employment obligations. An employer shall not force its employees to work beyond the time limit and shall pay overtime compensation to its employees. In addition, employee wages shall be no less than the local standards on minimum wages.

Social Insurance and Housing Provident Funds

As required under the Regulation of Insurance for Labor Injury first implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations came into effect on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums amended by the State Council and coming into effect on March 24, 2019 and the Social Insurance Law of the PRC which was released by the SCNPC on October 28, 2010, came into force on July 1, 2011 and was then amended on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

Pursuant to the Regulation on the Administration of Housing Accumulation Funds released by the State Council on April 3, 1999 and came into force on the same day, which latest amended by the State Council and coming into effect on March 24, 2019, an employer shall pay the housing accumulation funds for its employees in accordance with the relevant provisions of the state.

On September 18, 2018, the general meeting of State Council announced that the policies for social insurance shall remain unchanged until the reform has been completed for the transfer of the authority for social insurance from the Ministry of Human Resources and Social Security to the SAT on January 1, 2019. On September 21, 2018, the Ministry of Human Resources and Social Security released an Urgent Notice on Notice of Certain Measures on Further Supporting and Serving the Development of Private and required that the policies for both the rate and basis of social insurance contributions shall remain unchanged until the reform on the transfer of the authority for social insurance has been completed. On November 16, 2018, the SAT released the Notice of Certain Measures on Further Supporting and Serving the Development of Private, which provided that the policy for social insurance shall remain stable and the SAT will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered.

The PRC subsidiaries have entered into written employment contracts with all full-time employees pursuant to the aforementioned law and regulations. The PRC subsidiaries are required by the PRC laws and regulations to provide full-time employees with social insurance and housing provident funds. The PRC subsidiaries have not made adequate social insurance and housing provident fund contributions for all employees, as required by PRC regulations, which may subject them to penalties.

Regulations Relating to Personal Information or Data Protection

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires network operators to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Pursuant to the Cybersecurity Law, the “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc.

The Cybersecurity Law provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data are gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data are gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data are collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. Furthermore, under the Cybersecurity Law, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC, issued by the SCNPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, on May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which became effective on June 1, 2017 and stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On June 10, 2021, the SCNPC passed the Data Security Law, which became effective as of September 1, 2021. The Data Security Law is broadly applicable to and will impact all operators that engage in the processing of all types of data. The Data Security Law defines “data” as any record of information in electronic or other forms, and “data processing” includes the collection, storage, use, processing, transmission, availability and disclosure of data and others. The Data Security Law shall apply to data processing activities and security supervision of such activities within the territory of the People’s Republic of China; where data processing activities outside the territory of the PRC damage the national security, public interests or the legitimate rights and interests of citizens and organizations, it shall also be subject to the Data Security Law.

The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data are tampered with, destroyed, leaked, or illegally acquired or used, and provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC passed the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021. The PIPL defines personal information as all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization. The PIPL shall apply to the processing of the personal information of natural persons within the territory of the PRC; the PIPL shall also apply to the processing of the personal information of Chinese people outside the territory of the PRC when: (i) where the purpose is to provide Chinese people with products or services; (ii) where the activities of Chinese people are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and regulations.

The PIPL further supplements the existing data protection regime previously established by the Cybersecurity Law. Instead of relying only on “notification and consent” as established in the Cybersecurity Law, the PIPL expands the legal bases for processing personal information by adding the following bases: where it is necessary to conclude or perform a contract or carry out human resources management; where it is necessary to perform statutory responsibilities or statutory obligations; where it is necessary to respond to a public health emergency or protecting individual’s interest or safety in an emergency; where it is necessary to carry out activities in the public interest; where the relevant personal information that has either been disclosed by the relevant individual or otherwise been legally disclosed, is processed within a reasonable scope according to law; and other circumstances as provided by laws or administrative regulations.

Pursuant to the PIPL, processors shall take necessary measures to ensure the security of the personal information processed. The PIPL provides the rights of data subjects, including right to information, right to object and right to restriction of processing, right of access, right to portability, right to rectification, right to erasure, right to explain processing rules, right for close relatives of a dead person.

The PIPL requires that critical information infrastructure operators, as well as processors who process personal information that reaches a certain threshold, must store personal information within the territory of China. Where cross-border transfer of personal information is indeed necessary, such transfer must pass a security assessment organized by the CAC. Other personal information processors may conduct cross-border transfer of personal information upon satisfying one of the following requirements: (i) passing the security assessment by the CAC; (ii) obtaining certification of data security by a professional body recognized by the CAC; (iii) entering into an agreement with the overseas recipient with provisions governing the rights and obligations of the parties based on a template contract to be released by the CAC; or (iv) other requirements as provided by relevant laws and regulations.

Processors shall also conduct personal information protection impact assessment in advance when processing sensitive personal information, using personal information to conduct automated decision-making, entrusting personal information processing, providing personal information to other personal information processors, or disclosing personal information, providing personal information abroad, and conducting other personal information handling activities with a major influence on individuals.

The Draft Data Security Regulations also regulates other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-border data safety management and obligations of internet platform operators. Pursuant to the Draft Data Security

Regulations, data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data, and specific requirements for the processing of important data shall be complied with. For example, processors of important data shall specify the responsible person of data safety, establish a data safety management department and make filing to the cyberspace administration at the districted city level within 15 business days after the identification of their important data.

Data processors dealing with important data or offshore listing (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information which took effective from June 1, 2023. Any personal information handler transferring personal information abroad by entering into the Standard Contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. The personal information handler shall, within 10 working days after the Standard Contract enters into effect, apply for filing with the cyberspace administration at the provincial level. Where the cyberspace administration at the provincial level or above finds that there are relatively high risks in the outbound transfer of personal information, or that a personal information security incident has occurred, it may interview the personal information handler in accordance with the law. The personal information handler shall make rectifications and eliminate hidden dangers as required.

As of the date of this prospectus, the PRC subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. According to our PRC legal counsel, AllBright, we and the PRC subsidiaries are compliant with the PIPL.

As of the date of this prospectus, the PRC subsidiaries have not provided critical data and personal information outside the territory of the PRC. The data collected in the course of the PRC subsidiaries’ operations is mainly the mailing addresses used by the Customers. Such data is stored within the territory of the PRC. The PRC subsidiaries have not experienced any material information leakage or loss of user data, nor have the PRC subsidiaries been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in the PRC in relation to violation of cybersecurity and data protection laws and regulations. Based on the foregoing analysis, our PRC legal counsel is of the view that we and the PRC subsidiaries are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and we believe that we are in compliance with the regulations and policies that have been issued by the CAC as of the date of this prospectus.

Regulations Related to Taxation

Enterprise Income Tax (“EIT”)

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated on March 16, 2007 and amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions.

Pursuant to the EIT Law, the expenses of an enterprise for the research and development of new technologies, new products and new process may be additionally calculated and deducted when calculating the taxable amount of incomes. The implementation rules of the EIT Law specifies that, the term “additional deduction of research and development expenses” means that, where the research and development expenses that are actually incurred for the purpose to develop new technologies, new products and new crafts and do not constitute intangible assets are recorded into the current profit or loss, such expenses shall be deducted from the taxable income for the current year at 50% of the actual amount incurred in the current year and on an actual basis as required; if intangible assets are constituted, such expenses shall be amortized at 150% of the costs of the intangible assets before tax.

Value-added Tax (“VAT”)

Pursuant to Interim Value-Added Tax Regulations of the PRC promulgated by the State Council and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations of the PRC on Value-added Tax promulgated by the MOF and last amended on October 28, 2011, any entity or individual conducting business in the service industry is required to pay valued-added tax, or VAT, with respect to revenue derived from the provision of services. The VAT rate of 17% applies to sale of goods. Other than those specified listed in the VAT law, tax rate for selling services or intangible assets is 6%. The VAT rate shall be 3% for small-scale taxpayers.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment of VAT Rates promulgated by the Ministry of Finance and State Administration of Taxation on April 4, 2018 and took effective on May 1, 2018, the deduction rates of 17% applicable to the taxpayers who have VAT taxable sales activities are adjusted to 16%.Pursuant to the Announcement on Policies for Deepening the VAT Reform promulgated by the Ministry of Finance, State Administration of Taxation, General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16%, the applicable VAT rate is adjusted to 13%.

Furthermore, in accordance with the Notice on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-Added Tax issued by the MOF and the STA on March 23, 2016 and came into effect on May 1, 2016 (the article 7 was replaced by Notice on Pilot Policies of Levying Value-added Tax in Lieu of Business Tax for Construction Services and Other Sectors), the PRC started to fully implement the pilot program from business tax to value-added tax on May 1, 2016. All taxpayers of business tax in construction industry, real estate industry, financial industry and living service industry have been included in the scope of the pilot program and shall pay value-added tax instead of business tax.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% shall be applied to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on several issues concerning Enterprise Income Taxes for Indirect Transfer of Property by Non-Resident Enterprises (mainland China), or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payer fails to withhold enough tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

The PRC subsidiaries are PRC tax residents and required to pay various taxes to PRC taxation authorities in accordance with PRC taxation laws. Currently the VAT rates applicable to our income from sale of goods in PRC are 13% and from sale of services in the PRC are 6% or 3%. As a foreign corporation, we will be subject to dividend withholding tax payable to PRC taxation authorities when we receive dividends from the PRC subsidiaries. In addition, we are required to pay close attention to “indirect transfer” regulations of the PRC to avoid additional tax burden in the PRC.

Regulations on Foreign Exchange

General Affairs of Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the People’s Republic of China, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council on January 29, 1996 and became effective on April 1, 1996 and were subsequently amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the SAFE, for paying dividends by providing certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the competent authorities for the administration of foreign exchange and approval or filings with the relevant government authorities (if necessary).

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, which was promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016 and the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or two times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Circular 37

According to the Circular on the Management of Offshore Investment and Financing and Round-trip Investment by Domestic Residents through Special Purpose Vehicles, or Circular 37, which is promulgated on July 4, 2014 and became effective on the same day. Under Circular 37, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015 and implemented on June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

The PRC subsidiaries and our shareholders of Chinese nationality are required to abide by a variety of PRC regulations on foreign exchange.

MANAGEMENT

Set forth below is information concerning our directors, director appointees, and executive officers.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Mr. Zhihua Wu	39	Chief Executive Officer, Director and Chairman of the Board
Ms. Zijun Li	32	Chief Financial Officer
Mr. Ryo Fuyunishiki	49	Director and Chief Operating Officer
Mr. H. David Sherman*	74	Independent Director Nominee
Mr. Dong Chen*	41	Independent Director Nominee
		Independent Director Nominee

____________

*        This individual has consented to be named as a director nominee in this prospectus.

The following is a brief biography of each of our executive officers and directors:

Mr. Zhihua Wu has been our Chief Executive Officer since March 2022 and been our Director and Chairman of the Board since March 2023. He has served as the Chief Executive Officer of Chuancheng Digital, HQT NETWORK, and EXTEND since June 2021, March 2016, and July 2011, respectively, and is responsible for the management of day-to-day operations and high-level strategizing and business planning. Prior to joining our Company, Mr. Wu was the CEO of Tsuukanmuri Co., Ltd., a Japanese company focusing on import and export trade, from June 2010 to June 2011. Mr. Wu received his Bachelor’s degree in Information Electronic System Engineering from Daiichi Institute of Technology in 2010. As of the date of this prospectus, Mr. Wu also holds the following prominent positions outside of the Company: (i) vice president of the first council of Fuzhou Cross-border E-commerce Association and (ii) vice president of Minhou County Youth Entrepreneurship Promotion Association.

Ms. Zijun Li has been our Chief Financial Officer since March 2023. Prior to joining the Company, she was the Project Manager of Guangzhou Jingshi Equity Investment Management Co., Ltd., a Chinese private equity investment fund company focusing on financial advisory services, from December 2020 to December 2022. She was the Senior Audit Associate of PricewaterhouseCoopers Zhong Tian LLP (Guangzhou Branch) from September 2016 to November 2020. Ms. Li obtained her Master’s degree in Accounting from University of Pittsburgh in 2016 and her Bachelor’s degree in Accounting from Hong Kong Baptist University in 2014.

Mr. Ryo Fuyunishiki has been our Director and Chief Operating Officer since March 2023. He has served as the Chief Operating Officer of the Company’s subsidiary, EXTEND, since 2011. He obtained his Bachelor’s degree in Economics from Takushoku University in 2006.

Mr. H. David Sherman will serve as our independent director upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Sherman is a professor who has over 30 years of academic and professional experience in accounting and auditing. Mr. Sherman has been a professor at Northeastern University since 1984, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. Mr. Sherman has served as Trustee and Chair of Finance Committee for American Academy of Dramatic Arts, the oldest English language acting school in the world, since January 2014, and as Board member and Treasurer for D-Tree International, a non-profit organization that develops and supports electronic clinical protocols to enable health care workers worldwide to deliver high quality care since July 2010. From 2020 to the present, Mr. Sherman serves as Board and Audit Committee Chair of Skillful Craftsman Education Technology Limited, a provider of online education and technology services in China. From March 2021 to May 2023, Mr. Sherman served as a director and the chairman of the audit committee of Universe Pharmaceuticals INC. (Nasdaq: UPC). From 2019 to the present, Mr. Sherman serves as a director and a member of Audit Committee of NUVVE Holdings Corp. (Nasdaq: NVVE), which was previously a blank check company known as Newborn Acquisition Corporation (Nasdaq: NBAC) prior to March 2021. Mr. Sherman has served as a director of Lakeshore Acquisition I Corp., a special purpose acquisition company listed on Nasdaq, since June 2021, and has serviced as a director of Lakeshore Acquisition II Corp., another special purpose acquisition company listed on Nasdaq, since March 2022. From 2020 to August 2021, Mr. Sherman serves as a director and audit committee chair of China Liberal Education Holdings Limited, an educational service provider operating in China. From January 2012 to November 2014, Mr. Sherman served as the Chair of the Audit Committee and Compensation Committee of Agfeed Corporation (OTC: FEED), a hog production business. From February 2011 to May 2016, Mr. Sherman served as the Chair of the Audit Committee of Kingold Jewelry Inc. (Nasdaq: KGJI), a manufacturer of 24K gold jewelry in Wuhan, China. Mr. Sherman was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) from 1980 to 1985 1995 and also, among other academic appointments, held an adjunct professorship at Tufts Medical School and was a visiting professor at Harvard Business School (2015). From 2004 to 2005, Professor Sherman was an Academic Fellow at the SEC in the Division of Corporate Finance’s Office of Chief Accountant. Mr. Sherman earned his Doctorate Degree in Accounting and Accountability Systems from Harvard Business School in 1981. Mr. Sherman earned his Master’s Degree in Business Administration and Control of Finance from Harvard Business School in 1971 and his Bachelor’s degree in Economics from Brandeis University in 1969. He was Cum Laude with Honors in Economics. Mr. Sherman is a CPA certificate holder.

Mr. Dong Chen will serve as our independent director upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Chen is an experienced lecturer with over 10 years of academic and professional experience in Chinese law. Since August 2010, he has been serving as a lecturer at Fujian Agriculture and Forestry University in the PRC. In addition to his academic role, Mr. Chen has worked as an attorney in Beijing Yingke Law Firm Fuzhou Office since July 2022. From September 2022 to the present, Mr. Chen serves as an independent director of Fujian Fuqing Huitong Rural Commercial Bank Co., Ltd., a Chinese New Third Board listed company (Stock Code: 872386). From September 2022 to the present, Mr. Chen serves as an independent director of Fujian Offshore Wind O&M Technology Co., LTD, a service provider specializing in operation and maintenance technology in the field of marine energy. From October 2018 to July 2022, Mr. Chen was an attorney at Grandall Law Firm Fuzhou Office. From August 2014 to October 2018, Mr. Chen worked as an attorney at Beijing Yingke Law Firm Fuzhou Office. Mr. Chen obtained his Bachelor’s degree in law from Zhejiang University in June 2006 and earned his Master’s degree in Civil and Commercial Law from Fujian Normal University in June 2010.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties, which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties, including the duty to act in good faith and in the best interests of the company, as well as a duty to act with care, skill and diligence under English common law principles.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which will be filed as Exhibit 10.1 to this Registration Statement, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2022, we paid an aggregate of $104,465 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

The Chairman of our Board of Directors and director, Mr. Zhihua Wu, has been making all determinations regarding executive officer compensation from the inception of the Company. When established, our Compensation Committee will determine regarding executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. The appointment to the committees will be effective immediately upon the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of H. David Sherman, Dong Chen, and           . H. David Sherman will be the chairperson of our audit committee. We have determined that H. David Sherman, Dong Chen, and            will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that H. David Sherman qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of H. David Sherman, Dong Chen, and           .            will be the chairperson of our compensation committee. We have determined that H. David Sherman, Dong Chen, and            will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of H. David Sherman, Dong Chen, and           . Dong Chen will be the chairperson of our nominating and corporate governance committee. We have determined that H. David Sherman, Dong Chen, and            will satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Oversight of Cybersecurity Risks

The independent directors will oversee cybersecurity when they are designated, upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Our board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. The board receives regular reports from each of the board’s committees and our management on material cybersecurity risks and the degree of our exposure to those risks, including in connection with the Company’s data protection and supply chain, and works with the management on a regular basis to identify sensitive data and critical infrastructure involved in our business operations and has adopted measures to address any cybersecurity threats and mitigate any cybersecurity risks. Our board of directors is also responsible for, among other things, (i) setting up internal cybersecurity risks control protocols, (ii) monitoring industry-wide cybersecurity incidents and, as needed, making amendments to control protocols, (iii) evaluating the qualifications of third-party business partners and any cybersecurity risks we bear that may result directly or indirectly from such third-party partners, and (iv) holding internal training sessions on a regular basis to increase cybersecurity awareness among our employees. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. Furthermore, the Company procures servers, office software, and ERP software from reputable vendors offering mature products. For instance, the Company utilizes Alibaba Cloud servers, Microsoft office software, and Kingdee ERP. These products are acquired in their “cloud” versions, and our network security heavily relies on the network security response strategies provided by these vendors. Throughout our usage of these service providers’ services, we have never experienced any network security incidents. Additionally, our research and development department regularly performs offline backups (typically on a weekly basis) of critical business and financial data, involving the downloading of data from the cloud drive to a local backup hard drive. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Status

As a foreign private issuer, Linkage will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Linkage will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. Linkage will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, Linkage’ corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our Ordinary Shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 20,000,000 Ordinary Shares outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 12 shareholders of record, none of whom is located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Beneficially Owned After this Offering
	Number		Percent	Number	Percent
Directors and Executive Officers(1):
Zhihua Wu(2)(i)	14,300,000	(3)	71.5%
Ryo Fuyunishiki(2)(i)	400,000		2%
Zijun Li	—		—
H. David Sherman	—		—
Dong Chen	—		—
	—		—
All directors and executive officers as a group (six (6) individuals):	14,300,000		71.5%
5% or Greater Shareholders:
The parties to the Concerted Actor
Agreement as a group(2)	14,300,000	(3)	71.5%

____________

Notes:

(1)      Unless otherwise indicated, (i) the business address of each of the individuals is 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan 171-0022, and (ii) the business address of Zijun Li is 25/F, Haishi Digital Intelligence Center, Building A, Lot B, Houting Village, Shangjie Town, Minhou County, Fuzhou, Fujian, China.

(2)      As a result of the Concerted Actor Agreement, Smart Bloom Global Limited, Rosy Gold Investments Limited, Talent Best Global Limited, Glorious Global Investments Limited, Horizon Century International Limited, and Sharp Creation Developments Limited retain economic interests in their Ordinary Shares and have delegated to Zhihua Wu all authority to exercise the voting rights of their Ordinary Shares.

•7,140,000 Ordinary Shares indirectly held by Zhihua Wu and 3,060,000 Ordinary Shares indirectly held by Xiaoyu Qi through Smart Bloom Global Limited. Smart Bloom Global Limited is a British Virgin Islands company, which is owned as to 70% by Mr. Zhihua Wu and 30% by Ms. Xiaoyu Qi. Mr. Zhihua Wu is our CEO and Chairman of the Board and Ms. Xiaoyu Qi is his spouse. The registered address of Smart Bloom Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

•400,000 Ordinary Shares held through Rosy Gold Investments Limited, of which Mr. Ryo Fuyunishiki is the sole member and sole director. Rosy Gold Investments Limited is incorporated in the British Virgin Islands, and its registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

•900,000 Ordinary Shares held through Talent Best Global Limited, of which Mr. Zheng Jin is the sole member and sole director. Talent Best Global Limited is incorporated in the British Virgin Islands, and its registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

•960,000 Ordinary Shares held through Glorious Global Investments Limited, of which Mr. Liang Chen is the sole member and sole director. Glorious Global Investments Limited is incorporated in the British Virgin Islands, and its registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

•920,000 Ordinary Shares held through Horizon Century International Limited, of which Mr. Liangyi Li is the sole member and sole director. Horizon Century International Limited is incorporated in the British Virgin Islands, and its registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

•920,000 Ordinary Shares held through Sharp Creation Developments Limited, of which Fengjuan Su is the sole member and sole director. Sharp Creation Developments Limited is incorporated in the British Virgin Islands, and its registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)      As a result of the Concerted Actor Agreement, Zhihua Wu and the remaining parties to the Concerted Actor Agreement may be deemed to be a group for purposes of Section 13(d) of the Exchange Act.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama Real Estate Co. Ltd. (“Ishiyama”)*	An equity method investee of the Group

____________

*        On September 14, 2021, EXTEND established Ishiyama with other investors and obtained a 25% of equity interest in Ishiyama with an initial investment of JPY20,000,000, or $182,382. The initial investment was fully paid on November 24, 2021. As of the date of this prospectus, the Company does not own a majority equity interest or otherwise control on Ishiyama. For the years ended September 30, 2022 and 2021, the Group recognized its proportionate share of the equity investee’s net income into earnings in the amount of $8,402 and nil, respectively.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of March 31, 2023	As of September 30, 2022
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$202,142	$935,581
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	121,447	148,704
Mr. Wu Zhihua	Expenses paid on behalf of the Group	1,456	70,289
Ms. Wu Shunyu	Expenses paid on behalf of the Group	119,258	119,258
Total		$444,303	$1,273,832
		As of September 30,
		2022	2021
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$935,581	$209,406
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	148,704	197,160
Mr. Wu Zhihua	Expenses paid on behalf of the Group	70,289	—
Ms. Wu Shunyu	Expenses paid on behalf of the Group	119,258	15,033
Ishiyama	Payable for subscription capital on long-term investment	—	44,843
Total		$1,273,832	$466,442

Amounts due from related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of March 31, 2023	As of September 30, 2022
Ishiyama	Expenses paid on behalf of Ishiyama	$—	34,552
		As of September 30,
		2022	2021
Ishiyama	Expenses paid on behalf of Ishiyama	$34,552	—

Related party transactions

	For the six months ended March 31,
Nature	2023	2022
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$146,458	$707,494
Ms. Wu Shunyu	—	—
Mr. Fuyunishiki Ryo	202,867	26,250
Mr. Wu Zhihua	1,433	78,500
Total	$350,758	$812,244
	For the years ended September 30,
Nature	2022	2021
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$1,165,096	$207,352
Ms. Wu Shunyu	104,225	183,156
Mr. Fuyunishiki Ryo	78,240	61,094
Mr. Wu Zhihua	76,299	—
Total	$1,424,460	$451,602

Expenses paid on behalf of Ishiyama by the Group

Ishiyama	$34,552	$—

From March 31, 2023 to the date of this prospectus, related party transactions incurred mainly include operating expenses paid on behalf of the Group by Mrs. Qi Xiaoyu and Mr. Fuyunishiki Ryo.

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Concerted Actor Agreement

On February 17, 2023, Zhihua Wu, as the concerted actor, entered into the Concerted Actor Agreement with Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su for the purpose of regulating certain matters relating to the exercise of their rights as indirect and direct shareholders of the Company and the proposed exercise of the concerted actor’s powers pursuant to this agreement.

The concerted matters of the Concerted Actor Agreement include, but are not limited to: (a) the operational policies and investment plans of the Company; (b) the appointment and removal of directors and officers of the Company (not being staff representatives), and decisions on matters relating to the remuneration of the relevant directors and officers of the Company; (c) the Company’s proposed annual financial budgets and final accounts; (d) the Company’s profit distribution plans and plans for making up losses; (e) increases, reductions or variations in the Company’s share capital; (f) the issue of debentures by the Company; (g) the merger, division, dissolution, liquidation or change of form of the Company; (h) amendments to the memorandum and articles of association of the Company; (i) the appointment and dismissal of accounting firms by the Company; (j) any external investment, purchase and sale of assets, pledge of assets, provision of external guarantees, entrusted financial management and other connected transactions made by the Company; (k) the ceasing of the operation of the Company’s existing businesses or the making of a significant change or adjustment to the nature of the Company’s businesses; and (l) all other matters submitted to the shareholders at general meetings of the Company or by way of written shareholder resolutions or consent (or otherwise) for their determination.

The parties of the Concerted Actor Agreement shall ensure that all relevant Ordinary Shares that they directly or indirectly own (or as to which they have voting power or control) are voted, at any ordinary general meeting or extraordinary general meeting of shareholders of the Company or adjournment thereof (or by written notice or written resolution or by proxy), and that all such relevant shares shall be voted, and all rights attaching to all relevant shares shall be exercised, in relation to the concerted matter unanimously as a single block of shares in accordance with the determinations of the concerted actor, such determinations to be made by the concerted actor in his sole and absolute discretion.

A party shall be released from Concerted Actor Agreement upon execution by such party and the concerted actor of a deed of release, provided that no party may be released earlier than 180 days following the listing of Shares on the Nasdaq Stock Market, or such other stock exchange considered equivalent by the concerted actor.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common laws of Cayman Islands.

As of the date of this prospectus, our Company’s authorized share capital is $50,000 divided into 200,000,000 Ordinary Shares, par value $0.00025 per share. As of the date of this prospectus, there are 20,000,000 Ordinary Shares issued and outstanding. All of our Ordinary Shares issued and outstanding Ordinary Shares prior to the completion of the offering are and will be fully paid, and all of our Ordinary Shares to be issued in the offering will be issued as fully paid.

The following description of our share capital and provisions of our memorandum and articles of association (the “Articles”) are summaries and are qualified by reference to the memorandum and articles of association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 200,000,000 Ordinary Shares, par value $0.00025 per share. Subject to the provisions of the Cayman Companies Act and the Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be            Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Stock Market. Shares sold in this offering will be delivered against payment from the Underwriters upon the closing of the offering in New York, New York, on or about           .

Listing

We will apply to list the Ordinary Shares on the Nasdaq Stock Market under the symbol “LGCB” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is           .

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Our CEO and Chairman, Mr. Zhihua Wu, Smart Bloom Global Limited, Xiaoyu Qi, Rosy Gold Investments Limited, Ryo Fuyunishiki, Talent Best Global Limited, Zheng Jin, Glorious Global Investments Limited, Liang Chen, Horizon Century International Limited, Liangyi Li, Sharp Creation Developments Limited, and Fengjuan Su, as a group, constitute more than a majority of the combined voting power of our Ordinary Shares as a result of their ownership of our Ordinary Shares and the Concerted Actor Agreement. Accordingly, Mr. Zhihua Wu and the remaining parties of the Concerted Actor Agreement have significant influence over the management and affairs of the Company and, acting together, have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. This concentration of ownership and voting power could delay, defer or even prevent an acquisition by a third party or other change of control of the Company, and may make some transactions more difficult or impossible without the support of the parties of the Concerted Actor Agreement, even if such events are in the best interests of minority shareholders.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)    sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce the share capital of the Company in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the Articles) and, within 14 days of the date on which the notice is deemed to be given under the Articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Stock Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)     where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)    where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Stock Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least seven days’ notice of an extraordinary general meeting and seven days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold all the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, the office of a director may be terminated forthwith if:

(a)     he is prohibited by the law of the Cayman Islands from acting as a director;

(b)    he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)     he resigns his office by notice to us;

(d)    he only held office as a director for a fixed term and such term expires;

(e)     in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)     he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)    he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)    without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and the Articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)     the giving of any security, guarantee or indemnity in respect of:

(i)     money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)    a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)    where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)     any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)    any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)     any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)     any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)    any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The laws of the Cayman Islands do not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud or the consequences of committing a crime.

	Delaware	Cayman Islands
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger (other than a merger between a parent and a subsidiary), authorization of a transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. The Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under our amended and restated articles of association an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution.

	Delaware	Cayman Islands
Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Cayman Companies Act does not specify the threshold for appointment of directors. Under our amended and restated articles of association, a director may be appointed by ordinary resolution or by the directors.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association of a company may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association of a company.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and terrorist financing, we are required to adopt and maintain anti-money laundering procedures and will require subscribers to provide information and evidence to verify their identity, address and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information and evidence as is necessary to verify the identity, address and source of funds of a subscriber.

In the event of delay or failure on the part of the subscriber in producing any information or evidence required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We will not be liable for any loss suffered by a subscriber arising as a result of a refusal of, or delay in processing, an application from a subscriber if such information and documentation requested has not been provided by the subscriber in a timely manner.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us.

For the purpose of this Privacy Notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities.”) As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our Company will not be engaging in any “relevant activities” and will therefore not be required to meet the economic substance tests or will otherwise be subject to more limited substance requirements. However, as it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

History of Share Issuances

The following is a summary of our share capital since incorporation.

Share Transfer and Allotment in March 2022

Linkage Cayman was incorporated on March 24, 2022, and Vistra (Cayman) Limited received 1 Ordinary Share as the subscriber and incorporation founder, which share was transferred to Smart Bloom Global Limited on the same day.

On March 24, 2022, we issued 4,999 Ordinary Shares to our founding shareholders as below:

Allottee	Number of Ordinary Shares	Consideration
Smart Bloom Global Limited	2,549	$2,549
Rosy Gold Investments Limited	100	$100
Talent Best Global Limited	255	$225
Glorious Global Investments Limited	240	$240
Horizon Century International Limited	230	$230
Sharp Creation Developments Limited	230	$230
Honour Global Group Limited	240	$240
Easy Rich Ventures Limited	225	$225
Top Edge Developments Limited	240	$240
Link Power Ventures Limited	240	$240
Lion Speed Enterprises Limited	240	$240
Wisdom Navigate Investments Limited	240	$240
Total	4,999	$4,999

Share Subdivision in March 2023

On March 20, 2023, we effected a 1-to-4000 share subdivision, such that each of our existing issued and unissued shares of par value of $1 each was subdivided into 4000 shares of par value of $0.00025 each. Following the subdivision, our authorized share capital was changed from $50,000 divided into 50,000 shares with par value $1 each to $50,000 divided into 200,000,000 shares of a par value $0.00025 each. As of the date of this prospectus, there are 20,000,000 Ordinary Shares issued and outstanding, as set forth below:

Shareholder	Number of Ordinary Shares
Smart Bloom Global Limited	10,200,000
Rosy Gold Investments Limited	400,000
Talent Best Global Limited	900,000
Glorious Global Investments Limited	960,000
Horizon Century International Limited	920,000
Sharp Creation Developments Limited	920,000
Honour Global Group Limited	960,000
Easy Rich Ventures Limited	900,000
Top Edge Developments Limited	960,000
Link Power Ventures Limited	960,000
Lion Speed Enterprises Limited	960,000
Wisdom Navigate Investments Limited	960,000
Total	20,000,000

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we intend to apply to list our Ordinary Shares on the Nasdaq Stock Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately           % of our Ordinary Shares in issue if the underwriters do not exercise their over-allotment option, and approximately           % of our Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of our capital shares), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, without the prior written consent of the Representative for a period ending 180 days after date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, officers, and shareholders owning 5% or more of our Ordinary Shares has agreed, for a period of 180 days from the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Ordinary Shares and securities that are substantially similar to our Ordinary Shares, without the prior written consent of the Representative.

Without the prior consent of the Representative, each holder of less than 5% outstanding Ordinary Shares of the Company as of the effective date of the Registration Statement, for a period of 90 days from the date of this prospectus, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately            shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

The following summary of certain taxation consequences of an investment in our Ordinary Shares is based upon current Cayman, PRC, Hong Kong, Japan, and U.S. laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our Ordinary Shares, such as tax consequences under state, local, and other tax laws. Prospective investors should consult their own tax advisers with respect to their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder of Ordinary Shares will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares.

Non-resident holders of our Ordinary Shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

Hong Kong Taxation

The following summarizes the mechanism of profit tax in Hong Kong. Such summary is subject to changes in Hong Kong law.

Hong Kong adopts a territorial basis for taxing profits derived from a trade, profession, or business carried on in Hong Kong. Profits tax is only charged on profits which arise in or are derived from Hong Kong. In simple terms, this means that a person who carries on a business in Hong Kong but derives profits from another place is not required to pay tax in Hong Kong on those profits.

Since the year of tax assessment 2008/09, entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. A two-tiered profits tax rates regime was introduced for the year of assessment 2018/19 onwards. Under such regime, the profits tax rate for the first HK$2 million of assessable profits for entities will be lowered to 8.25% and the assessable profits above HK$2 million will continue to be subject to the rate of 16.5%. All entities with profits chargeable to profits tax in Hong Kong would qualify for the two-tiered profits tax rates, except those with a connected entity which is nominated to be chargeable at the two-tiered rates. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates.

An entity is a connected entity of another entity if (i) one of them has control over the other, or (ii) both of them are under the control of the same entity. Generally, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (a) owns or controls more than 50% in aggregate of the issued share capital of the latter entity; (b) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (c) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

As Linkage Cayman is the ultimate holding company of Linkage Holding, Linkage Electronic, and HQT NETWORK, Linkage Holding, Linkage Electronic, and HQT NETWORK are considered as connected parties, and therefore only one of the three entities may benefit from the two-tiered profits tax rates.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and last amended on April 23, 2018, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Linkage Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Linkage Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Linkage Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Linkage Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. AllBright, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, AllBright is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, AllBright believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. An opinion on PRC tax matters by AllBright, our PRC counsel, is filed as Exhibit 8.1 to the registration statement of which this prospectus forms a part. See “Risk Factors — Risks Relating to Doing Business in mainland China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If the PRC tax authorities determine that Linkage Cayman is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our Ordinary Shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Linkage Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Material United States Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“the Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“the IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following does not address all aspects of U.S. federal income taxation that may be important to particular investor or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their ordinary shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their ordinary shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult with their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets, we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING

We expect to enter into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters named below (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of US$            per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an additional fifteen percent (15%) of the total number of Ordinary Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Underwriting Discounts and Expenses

The underwriters’ discounts is (i) 3.5% of the gross proceeds of the offering raised from investors that are introduced by the Company, and (ii) 7% of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses	$	$	$

____________

(1)      The fees do not include the Representative’s Warrants or expense reimbursement provisions described below.

We have agreed to pay expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the SEC; (b) all fees and expenses relating to the listing of the Securities on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of Securities from the Company to EF Hutton; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $30,000 of the Representative’s actual accountable road show and due diligence expenses for the offering; (j) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the Offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (l) the fees for the Representative’s legal counsel in the United States, in an amount not to exceed $135,000. If there is not a closing, the legal fee shall not exceed $100,000. We have also agreed to pay additional legal fees for the Representative’s external counsel outside the United States, and such fees are not subject to the legal fee cap referenced above.

We paid an expense deposit of $50,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have also agreed to issue to the Representative and its affiliates or employees warrants to purchase a number of Ordinary Shares equal to 3% of the total number of Ordinary Shares sold in this offering, including any shares issued upon exercise of the underwriters’ over-allotment option.

The Representative’s Warrants will have an exercise price per share equal to 120% of the public offering price per share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six months following the date of commencement of sales of the public offering, and will be exercisable until such warrants expire three and a half-year after the date of commencement of sales of the public offering. The Representative’s Warrants and the Ordinary Shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the Ordinary Shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days following the date of commencement of sales of the public offering except as permitted by FINRA Rule 5110(e)(2), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period pursuant to FINRA Rule 5110(e)(2)(B)(i), (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The Representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at our expense, one additional demand registration at the Representative’s Warrants’ holders’ expense, and unlimited “piggyback” registration rights for a period of three years. The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

Right of First Refusal

We have agreed, provided that this offering is completed, that until 12 months after the closing date of this offering, the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all public equity linked financings, during such 12-month period, of our Company, or any successor to or any current or future subsidiary of our Company, provided, however, that such right shall be subject to FINRA Rule 5110(g). We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Stock Market under the symbol “LGCB.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of our capital shares), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, without the prior written consent of the Representative for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, officers, and shareholders owning 5% or more of our Ordinary Shares has agreed, for a period of 180 days from the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Ordinary Shares and securities that are substantially similar to our Ordinary Shares, without the prior written consent of the Representative.

Without the prior consent of the Representative, each holder of less than 5% outstanding Ordinary Shares of the Company as of the effective date of the Registration Statement, for a period of 90 days from the date of this prospectus, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares will be negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan.    The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan.    The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Stock Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Stock Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Other Expenses	$
Accounting Fees and Expenses	$
Printing Expenses	$
Transfer Agent Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier (Cayman) LLP, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by Winston & Strawn. Legal matters as to PRC law will be passed upon for us by AllBright Law Offices (Fuzhou). Legal matters as to Japanese law will be passed upon for us by City-Yuwa Partners. Ortoli Rosenstadt LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements for the years ended September 30, 2022 and 2021, included in this prospectus have been so included in reliance on the report of TPS Thayer LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of TPS Thayer LLC is located at 1600 Hwy. 6, Suite 100, Sugar Land, TX 77478.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus. Our corporate website is https://www.linkagecc.com.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Linkage Global Inc

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2023 AND SEPTEMBER 30, 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31, 2023	As of September 30, 2022
	USD
ASSETS
Current assets
Cash and cash equivalents	3,501,023	3,686,391
Accounts receivable, net	2,437,870	2,164,213
Inventories, net	136,278	339,855
Amounts due from related parties	—	34,552
Prepaid expenses and other current asset, net	3,112,071	899,530
Total current assets	9,187,242	7,124,541

Non-current assets
Right-of-use assets, net	1,152,539	—
Long-term investment	153,543	145,447
Property and equipment, net	212,212	1,753,012
Deferred offering costs	360,766
Other non-current assets	58,245	56,231
Total non-current assets	1,937,305	1,954,690
TOTAL ASSETS	11,124,547	9,079,231

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	838,000	518,320
Accrued expenses and other current liabilities	372,969	296,037
Short-term debts	37,642	103,649
Current portion of long-term debts	585,759	585,630
Contract liabilities	460,529	445,808
Amounts due to related parties	444,303	1,273,832
Income tax payable	673,806	467,638
Lease liabilities-current	138,046	—
Total current liabilities	3,551,054	3,690,914

Non-current liabilities
Long-term debts	1,768,446	2,653,764
Lease liabilities-non current	1,043,203	—
Total non-current liabilities	2,811,649	2,653,764
Total liabilities	6,362,703	6,344,678

Commitments and contingencies (Note 19)

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized, 20,000,000 ordinary shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively)*	5,000	5,000
Additional paid in capital	1,575,414	119,301
Retained earnings	3,271,456	2,716,629
Accumulated other comprehensive loss	(90,026)	(106,377)
Total shareholders’ equity	4,761,844	2,734,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,124,547	9,079,231

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2023	2022
	USD
Revenue	9,031,327	8,420,050
Cost of revenue	(7,085,228)	(6,675,994)
Gross profit	1,946,099	1,744,056

Operating expenses
General and administrative expenses	(694,449)	(521,064)
Selling and marketing expenses	(294,240)	(399,417)
Research and development expenses	(287,971)	(226,936)
Gain from disposal of property and equipment	196,503	168,867
Total operating expenses	(1,080,157)	(978,550)
Operating profit	865,942	765,506

Other (expenses)/income

Investment loss	(4,857)	(832)
Interest expenses, net	(83,252)	(47,208)
Others, net	28,036	87,787
Total other (expenses)/income, net	(60,073)	39,747

Income before income taxes	805,869	805,253
Income tax provision	(251,042)	(225,676)
Net income	554,827	579,577

Foreign currency translation adjustment	16,351	(54,351)
Total comprehensive income attributable to the Company’s ordinary shareholders	571,178	525,226

Earnings per ordinary share attributable to ordinary shareholders
Basic and Diluted*	0.03	0.03
Weighted average number of ordinary shares outstanding
Basic and Diluted*	20,000,000	20,000,000

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the six months ended March 31, 2023

	Ordinary shares*		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Total Shareholders’ Equity
	Share	Amount
Balance as of September 30, 2022	20,000,000	$5,000	$119,301	$2,716,629	$(106,377)	$2,734,553
Net income	—	—	—	554,827	—	554,827
Capital injection	—	—	1,456,113	—	—	1,456,113
Foreign currency translation adjustment	—	—		—	16,351	16,351
Balance as of March 31, 2023	20,000,000	$5,000	$1,575,414	$3,271,456	$(90,026)	$4,761,844

For the six months ended March 31, 2022

	Ordinary shares*		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Total Shareholders’ Equity
	Share	Amount
Balance as of September 30, 2021	20,000,000	5,000	119,301	1,650,254	(48,655)	1,725,900
Net income	—	—	—	579,577	—	579,577
Foreign currency translation adjustment	—	—	—	—	(54,351)	(54,351)
Balance as of March 31, 2022	20,000,000	$5,000	$119,301	$2,229,831	$(103,006)	$2,251,126

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2023	2022
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	554,827	579,577

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,833	28,349
Amortization of lease right-of-use asset	78,572	—
Share of profit from long-term investment	(4,857)	(832)
Disposal gain from property and equipment	(196,503)	(168,867)
Inventory write-downs	(106,562)	(145,264)
Deferred tax expenses/(benefits)	—	87,300
Changes in operating assets and liabilities:
Accounts receivable, net	(214,791)	(128,242)
Prepaid expenses and other current asset, net	(2,111,470)	(1,698,346)
Inventories, net	340,458	191,832
Accounts payable	316,972	(31,223)
Contract liabilities	(16,183)	146,885
Accrued expenses and other current liabilities	227,108	43,573
Amounts due from related parties	34,552	—
Amounts due to related parties	(878,943)	772,888
Operating lease liabilities	(49,862)	—
Tax payable	181,609	187,933
Net cash used in operating activities	(1,810,240)	(134,437)

Cash flow from investing activities
Purchase of property and equipment	(12,227)	(492,159)
Proceeds from disposal of property and equipment	1,963,268	1,299,132
Net cash provided by investing activities	1,951,041	806,973

Cash flow from financing activities
Proceeds from long-term debts	272,360	247,036
Repayments of short-term debts	(46,147)	(247,036)
Repayments of long-term debts	(1,495,860)	(787,222)
Payments of listing expenses	(342,093)	—
Capital contribution from shareholder	1,456,113	—
Net cash used in financing activities	(155,627)	(787,222)
Effect of exchange rate changes	(170,542)	(39,183)
Net change in cash and cash equivalents	(185,368)	(153,869)
Cash and cash equivalents, beginning of the year	3,686,391	1,779,057
Cash and cash equivalents, end of the year	3,501,023	1,625,188

Supplemental disclosures of cash flow information:
Income tax paid	92,963	22,108
Interest expense paid	49,914	45,176

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	1,231,111	—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Linkage Global Inc (“Linkage Cayman”, or the “Company”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on March 24, 2022. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in cross-border product sales and integrated e-commerce services (including digital marketing services, training and consulting services) for e-commerce sellers in Japan, Hong Kong and the People’s Republic of China (the “PRC” or “China”).

As of the date of this report, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Linkage Holding (Hong Kong) Limited (“Linkage Holding”)	April 13, 2022	100%	Investing holding company
Extend Co., Limited (“EXTEND”)	June 23, 2011	100%	Cross-border sales
Linkage Electronic Commerce Limited (“Linkage Electronic”)	March 11, 2022	100%	Cross-border sales
HQT Network Co., Limited (“HQT NETWORK”)	December 8, 2016	100%	Integrated E-commerce training services
Linkage (Fujian) Network Technology Limited (“Linkage Tech” or “WFOE”)	November 24, 2022	100%	Investing holding company
Fujian Chuancheng Internet Technology Limited (formerly known as “Fujian Haishi Cross border Education Technology Limited”)	March 2, 2021	100%	Integrated E-commerce training services
Fujian Chuancheng Digital Technology Limited	June 1, 2021	100%	Cross-border sales

Reorganization

The Group carried out cross-border sales and intergraded e-commerce services since June 2011 and December 2016, respectively. In anticipation of an initial public offering (“IPO”) of the Company’s equity securities in the United States capital market, Linkage Holding was incorporated by the Company in Hong Kong and Linkage Network was incorporated by Linkage Holding in Fujian, the PRC, as the Company’s direct and indirect wholly-owned subsidiaries, on April 13, 2022 and November 24, 2022, respectively.

In connection with this offering, the Group undertook a reorganization of its corporate structure (the “Reorganization”) in the following steps:

•        On April 30, 2022, Linkage Cayman acquired 100% of the equity interests in EXTEND from its original shareholder;

•        On October 31, 2022, Linkage Holding acquired 100% of the equity interests in HQT NETWORK from its original shareholder;

•        On September 28, 2022, Linkage Holding acquired 100% of the equity interests in Linkage Electronic from its original shareholder; and

•        On February 17, 2023, Linkage Network acquired 100% of the equity interests in Chuancheng Digital from its original shareholders.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consequently, the Company, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above. The Company and its wholly-owned subsidiaries were effectively controlled by the same controlling shareholder, immediately before and after the reorganization, and therefore the reorganization was accounted for as a recapitalization.

As a result, the Group’s unaudited interim consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

Impact of COVID-19

The COVID-19 pandemic was spread in China, Japan and other parts of the world, and COVID-19 restrictions and controls in China were not relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

As of March 31, 2023, the Company had not experienced a significant negative impact of COVID-19 on its operations, capital, and financial position. The Company did not record material asset impairments, inventory write-downs or bad debt provision related to COVID-19 during the six months ended March 31, 2023 and 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, inventory provision, depreciable lives and recoverability of property and equipment, recoverability of long-term investment and the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim consolidated financial statements.

Foreign currency transactions and translations

The Group’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”). The functional currency of the subsidiary which operates mainly in Japan uses Japanese Yen (“JPY”). The functional currency of the other subsidiaries which operate in China is Renminbi (“RMB”). The results of operations and the unaudited interim consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited interim condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited interim condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB and JPY against US$ may fluctuate and is affected by, among other things, changes in the political and economic conditions. Any significant revaluation of RMB or JPY may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited interim consolidated financial statements:

Balance sheet items, except for equity accounts:

	As of March 31, 2023	As of September 30, 2022
RMB to US$	US$1=RMB6.8676	US$1=RMB7.1135
JPY to US$	US$1=JPY132.7500	US$1=JPY144.7100

Items in the statements of income and comprehensive income, and statements of cash flows:

	For the Six Months Ended March 31,
	2023	2022
RMB to US$	US$1=RMB6.9761	US$1=RMB6.3694
JPY to US$	US$1=JPY136.8638	US$1=JPY115.0102

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable, net, include amounts billed and currently due from Customers (as defined below). The amounts due are stated at their net estimated realizable value. Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific Customers and market sectors. The Group established standards and policies for reviewing major account exposures and concentrations of risk. The allowance for doubtful accounts as of March 31, 2023 and September 30, 2022 was nil and nil, respectively.

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, and (ii) media that pay the Company’s subsidiaries commissions.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories, net

Inventories, primarily consisting of finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. The Group records inventory valuation allowance for obsolete inventories based upon assumptions on current and future demand forecast. The Group reviews inventory to determine whether the carrying value exceeds the estimated net realizable value. If the inventory on hand is excess of the estimated net realizable value, inventory valuation allowance is estimated and recorded by lowering the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Once inventory valuation allowance is recorded, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory valuation allowance balance were nil and $100,785 as of March 31, 2023 and September 30, 2022, respectively.

Property and equipment, net

Property and equipment, other than freehold land, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Vehicle	4 – 6 years
Office equipment	3 – 5 years
Buildings	25 – 30 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets
Land	Indefinite useful life

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited interim consolidated statements of income.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of March 31, 2023 and September 30, 2022, respectively.

Long-term investment

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of losses of equity method investments in the unaudited interim consolidated statements of comprehensive loss.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. No impairments of long-term investments were recognized as of March 31, 2023 and September 30, 2022, respectively.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, short-term debts, long-term debts, accounts payable, amounts due to related parties, and other payables included in accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Group’s revenues are mainly generated from 1) cross-border sales, 2) integrated e-commerce services.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with Customers are recognized when control of the promised goods or services is transferred to the Group’s Customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). To achieve the core principle of this standard, the Group applied the following five steps:

1.      Identification of the contract, or contracts, with the Customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Cross-border sales

The Group engages in the sale of food, beauty products, health products and other consumer products in Asia, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Group’s customary business practices, for international sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, which the seller bears the freight costs) and “Free on Board” (“FOB”, which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, the Group elect to account for shipping as activities to fulfill the promise to transfer the good, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the good, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), the Group concludes that it obtains control the of the products as the Group is primarily responsible for the contract and has pricing discretion. The Group is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Group establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Group considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

For products shipped from the Group to customers, the Group considers itself the principal because it is in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Integrated e-commerce services

The Group partners with premium social media platforms and provides digital marketing services to meet the needs of Customers and other cross-border e-commerce sellers and suppliers (the “Merchants”).

For digital marketing services, the Group acts as an authorized agent persuading Merchants to display ads on social media platforms. In return, the Group receives commissions from social media platforms. Over the contract period, the Group continues to receive commissions from social media platforms over the contractual period when Merchants placed ads on the social media platforms. Revenue from digital marketing services is recognized over the contractual period for actual qualifying ads placed calculated by social media platforms, excluding any reversal of ads. The revenue generated solely from the commissions received from social media platforms and will be settled and reconciled in the following month after each quarter-end. The Group has adopted “right to invoice” practical expedient and recognizes revenues based on quarterly billing reports received from social media platforms. The Group considers itself the agent because it is not primarily responsible for fulfilling the promise to render digital marketing services. Therefore, such revenues are reported on a net basis. During the reporting period, all the revenue of the digital marketing services was generated from the Group acting as an authorized agent on behalf of social media platforms.

For other integrated e-commerce services revenue is generated from e-commerce related training/consulting services. The Group fulfils its performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to Customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group had no contract assets as of March 31, 2023 and September 30, 2022.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue which primarily arises from cross-border sales amounted to $460,529 and $445,808 as of March 31, 2023 and September 30, 2022, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenues consists primarily of (i) cost of goods sold for cross-border sales, (ii) commission costs for digital marketing services.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals, and (ii) technology services fee. Research and development expenses are expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses, (ii) freight and (iii) the market promotion expenses. The market promotion expenses were $5,078 and $2,696 for the six months ended March 31, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses, (ii) rental cost for offices, and (iii) depreciation expenses.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

The Company’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included in research and development expenses, selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to $26,557 and $19,342 for the six months ended March 31, 2023 and 2022, respectively.

Leases

On October 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before October 1, 2022. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary Differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited interim consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions on March 31, 2023 and September 30, 2022, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating uncertain tax positions and determining provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended March 31, 2023 and 2022, respectively. As of March 31, 2023 and September 30, 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Consumption tax

The Japanese subsidiary is subject to consumption tax. The Consumption Tax Act (Act No. 108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Government subsidies

Government subsidies consist of cash subsidies received by the Group from the PRC local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. Government grants received related to the purchases of long-term assets are used to net the cost of the respective assets.

The Group recorded government subsidies of $2,363 and nil in others, net for the six months ended March 31, 2023 and March 31, 2022, respectively.

Deferred offering costs

Deferred offering costs consist of legal, consulting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital, net against the gross proceeds, upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of March 31, 2023 and September 30, 2022, the Company had capitalized $360,766 and nil of deferred offering costs, respectively.

Statutory reserves

In accordance with the Companies Law of the People’s Republic of China, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the six months ended March 31, 2023 and the year ended September 30, 2022, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries as these PRC companies did not record any after-tax profits as determined under PRC GAAP.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2023 and September 30, 2022, there was no dilution impact.

Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker, CEO, reviews segment results when making decisions about allocating resources and assessing performance of the Group.

As a result of the assessment made by CODM, the Group has two operating segments: EXTEND, and other subsidiaries. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s reportable segments are business units operate in different countries. EXTEND operates in Japan, which is subject to different regulatory environment than other subsidiaries which operate in the PRC and Hong Kong.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. On October 1, 2022, the Group adopted ASU 2016-13 on a modified retrospective basis. The Group evaluated that the impact of the adoption of this ASU on the Group’s consolidated financial statements was immaterial.

Effective from October 1, 2022, the Group adopted ASU No. 2016-02 “Leases” (“ASC 842”) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for any leases that existed prior to January 1, 2022. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. The operating lease ROU assets include adjustments for prepayments. The adoption did not impact the Group’s beginning retained earnings as of October 1, 2022, or the Group’s prior years’ financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has two reportable segments, including EXTEND from Japan, and other subsidiaries from Hong Kong and PRC. The Group’s CODMs evaluate performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the six months ended March 31, 2023
	EXTEND	Other subsidiaries	Consolidated
Revenue	$5,494,129	$3,537,198	$9,031,327
Segment income before tax	$279,096	$526,773	$805,869
	For the six months ended March 31, 2022
	EXTEND	Other subsidiaries	Consolidated
Revenue	$6,394,096	$2,025,954	$8,420,050
Segment income before tax	$295,895	$509,358	$805,253

The total assets from continuing operations by segments as of March 31, 2023 and September 30, 2022 were as follows:

	As of March 31, 2023	As of September 30, 2022
Segment assets
EXTEND	$3,339,574	$3,886,339
Other subsidiaries	$7,784,973	$5,192,892
Total segment assets	$11,124,547	$9,079,231

The property and equipment, net from continuing operations by segments as of March 31, 2023 and September 30, 2022 were as follows:

	As of March 31, 2023	As of September 30, 2022
Property and equipment, net
Extend	$22,080	$1,549,102
Other subsidiaries	190,132	203,910
Total property and equipment, net	$212,212	$1,753,012

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

4. REVENUE

The following table disaggregates the Group’s revenue for the six months ended March 31, 2023 and 2022:

	For the Six Months Ended March 31,
	2023	2022
By revenue streams
Cross-border sales	$6,414,977	$6,435,360
Integrated e-commerce services
Digital marketing services	2,261,811	1,953,513
Others	354,539	31,177
Total	$9,031,327	$8,420,050

5. INVENTORIES, NET

Inventories consisted of the following:

	As of March 31, 2023	As of September 30, 2022
Finished goods	$136,278	$440,640
Inventory valuation allowance	—	(100,785)
Inventories, net	$136,278	$339,855

Movement of inventory valuation allowance is as follows:

	As of March 31, 2023	As of September 30, 2022
Balance at the beginning of the year	$100,785	$149,837
Addition	—	21,282
Write-offs	(106,562)	(38,301)
Foreign currency translation adjustment	5,777	(32,033)
Balance at the end of the year	$—	$100,785

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of March 31, 2023	As of September 30, 2022
Tax refunds(1)	$504,948	532,149
Deposits	110,594	187,691
Advance to suppliers	287,728	104,922
Prepaid expenses	40,360	71,348
Deposits paid to media platforms(2)	2,141,409	—
Others	27,032	3,420
Prepayments and other current assets, net	$3,112,071	899,530

____________

(1)      Tax refunds consist of consumption tax and value-added tax refund for export business. The Group is eligible for consumption tax and value-added tax refund for cross-border products sales in Japan and China.

(2)      Deposits paid to media platforms represent deposits (advertising fees) paid in advance to media platforms on behalf of Merchants and will be settled with Merchants in subsequent periods.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of March 31, 2023	As of September 30, 2022
Cost
Vehicles	$331,532	$315,561
Buildings	—	391,087
Land property rights	—	1,143,716
Office equipment	30,746	17,814
Leasehold improvement	11,206	10,280
	373,484	1,878,458
Less: accumulated depreciation and amortization	(161,272)	(125,446)
Property and equipment, net	$212,212	$1,753,012

____________

(1)      Depreciation expense was $34,833 and $28,349 for the six months ended March 31, 2023 and 2022, respectively.

(2)      For the six months ended March 31,2023 and 2022, EXTEND disposed Fengyu building and related land property right with the carrying value of $401,701 and $482,865 in Tokyo, Japan, which resulted in disposal gain of $196,503 and $168,867, respectively.

(3)      No impairment loss was recognized for the six months ended March 31, 2023 and 2022.

(4)      As of March 31, 2023 and September 30, 2022, a vehicle, owned by Chuancheng Digital, for which the carrying value was $168,392 and $191,260, respectively, was pledged to secure a long-term loan from a financial institution.

8. LONG-TERM INVESTMENT

	As of March 31, 2023		As of September 30, 2022
	$	Interest %	$	Interest %
Equity method investments
Ishiyama Real Estate Co. Ltd.	153,543	25.00%	145,447	25.00%
	153,543		145,447

On September 14, 2021, EXTEND established Ishiyama Real Estate Co. Ltd. (“Ishiyama”) with other investors and obtained a 25% of equity interest in Ishiyama with an initial investment of JPY20,000,000, or $182,382. The initial investment was fully paid on November 24, 2021.

The Group applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of initial measurement. For the six months ended March 31, 2023 and 2022, the Group recognized its proportionate share of the equity investee’s net income into earnings in the amount of $4,857 and $832, respectively. There is no difference between the carrying amount and the proportional net assets of the investee as of March 31, 2023 and September 30, 2022.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

9. LEASES

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

As of March 31, 2023
USD
Operating lease right-of-use assets, net	1,152,539
Operating lease liabilities-current	138.046
Operating lease liabilities-non-current	1,043,203
Total operating lease liabilities	1,181,249

The components of lease expenses were as follows:

Six months ended March 31, 2023
USD
Lease cost
Amortization of right-of-use assets	78,572
Interest of operating lease liabilities	23,728
Total lease cost	102,300

Other information related to leases where the Group is the lessee is as follows:

Six months ended March 31, 2023
Weighted-average remaining lease term (years)	4
Weighted-average discount rate	2.01%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The weighted-average discount rate is calculated by dividing total interest expenses accrued for the six months ended March 31 2023 with the ending balance of lease liability as of March 31, 2023.

As of March 31, 2023, the maturities of the Group’s operating lease liabilities are as follows:

USD
2024	182,630
2025	158,866
2026	161,876
2027	127,053
2028	133,406
2029 and thereafter	659,116
Total minimum lease payments	1,422,946
Less: Interest	241,697
Present value of lease obligations	1,181,249
Less: Current portion	138,046
Non – current portion of lease obligations	1,043,203

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

10. SHORT-TERM DEBTS

As of March 31, 2023 and September 30, 2022, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity		As of March 31, 2023	As of September 30, 2022
				USD	USD
Gunma Bank	1.50%	27/06/2022	25/06/2023	37,642	103,649
				37,642	103,649

The short-term debts as of March 31, 2023 were primarily obtained from one bank with interest rate 1.50% per annum. The short-term debts as of September 30, 2022 were primarily obtained from one bank with interest rate 1.50% per annum.

The interest expenses were $422 and nil for the six months ended March 31, 2023 and 2022, respectively. The weighted average interest rates of short-term debts outstanding were 1.50% and nil per annum as of March 31, 2023 and 2022.

11. LONG-TERM DEBTS

As of March 31, 2023 and September 30, 2022, long-term debts consist of the following:

				As of March 31, 2023		As of September 30, 2022
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long-term (current portions)	Long- term	Long-term (current portions)	Pledge
				USD		USD
Shinhan Bank Japan	1.90%	16/04/2021	16/04/2024	—	—	989,428	48,095
The Shoko Chukin Bank	1.50%	09/05/2019	25/04/2024	7,533	45,198	27,641	41,462
The Shoko Chukin Bank	1.11%	26/05/2020	25/04/2030	138,667	22,780	137,655	20,897
The Shoko Chukin Bank	1.50%	04/02/2022	27/01/2025	61,469	75,932	91,217	69,657
Mizuho Bank	0.83%	25/03/2020	25/03/2025	14,945	15,096	20,634	13,848
Mizuho Bank	2.00%	01/06/2021	01/06/2031	163,842	22,599	160,666	20,731
Kiraboshi Bank	0.50%	03/04/2020	31/03/2030	271,186	45,198	269,505	41,462
Japan Finance Corporation	1.11%	16/07/2020	30/06/2030	237,439	37,966	235,229	34,828
Musashino Bank	1.50%	31/05/2022	02/06/2025	87,774	75,390	120,862	63,396
Japan Finance Corporation	0.46%	09/06/2020	20/04/2030	140,776	23,141	139,755	21,229
Japan Finance Corporation	0.38%	23/04/2021	20/03/2031	53,785	7,684	52,864	7,050
Zhongli International Financial Leasing Co. LTD	14.56%	11/08/2022	15/08/2025	206,283	145,611	269,441	140,578
Zhongli International Financial Leasing Co. LTD	13.63%	26/07/2022	26/07/2025	108,086	69,164	138,867	62,397	Vehicle
Caizhi Linghang (Xiamen) Investment Management Co., Ltd	3.75%	01/11/2022	31/10/2027	276,661	—	—	—
				1,768,446	585,759	2,653,764	585,630

The long-term debts as of March 31, 2023 were primarily obtained from five banks and two financial institutions, with interest rates ranging from 0.38% to 14.56% per annum. The long-term debts as of September 30, 2022 were primarily obtained from six banks and one financial institution, with interest rates ranging from 0.38% to 14.56% per annum. The interest expenses were $48,843 and $26,180 for the six months ended March 31, 2023 and 2022, respectively. The weighted average interest rates of long-term debts outstanding were 4.43% and 1.40% per annum for the six months ended March 31, 2023 and 2022, respectively.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

11. LONG-TERM DEBTS (cont.)

As of March 31, 2023 and September 30, 2022, there was no event of default on long-term debts occurred. As of March 31, 2023 and September 30, 2022, no long-term debts were guaranteed by the Company or its subsidiaries. As of March 31, 2023 and September 30, 2022, a vehicle with a carrying value of $168,392 was pledged against one long-term debt. As of March 31, 2022, no assets of the Company and its subsidiaries were pledged as collateral against long-term debts.

On January 17, 2022, the Group bought a vehicle and paid in full. On July 26, 2022, the Group entered into a loan agreement with Zhongli International Financial Leasing Co. LTD (the “Lessor”) to pledge the same vehicle and to receive RMB1,500,000 ($218,417) from the Lessor. The transaction is classified as “failed” sale and leaseback transactions, as the control of the vehicle does not transfer to the Lessor. Consequently, the received consideration from the lessor is accounted for as a liability. As of March 31, 2023, the current portion and non-current portion of the liability is recorded in short-term debt ($69,164) and long-term debt ($108,086), respectively.

The Group was not subject to any financial covenants as of March 31, 2023 and September 30, 2022.

Debt Maturities

The contractual maturities of the Group’s long-term debts as of March 31, 2023 were as follows:

Principle amount
Within 1 year	$585,759
1 – 2 years	543,522
2 – 3 years	261,303
3 – 4 years	159,367
4 – 5 years	436,028
Over 5 years	368,226
Total	$2,354,205

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31, 2023	As of September 30, 2022
Accrued payroll and welfare	$157,093	$164,421
Accrued service fee	15,155	5,177
Tax Payable	13,915	5,795
Deposits	12,020	80,326
IPO expenses	131,403	—
Others	43,383	40,318
	$372,969	$296,037

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

13. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for qualified corporations, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations which is not qualifying for the two-tiered profits tax rates regime, will continue to be taxed at a flat rate of 16.5%.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the six months ended March 31, 2023 and 2022 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 37.0% and 37.1% for the six months ended March 31, 2023 and 2022, respectively. The effective income tax rate was approximately 34.4% and 34.1% for the six months ended March 31, 2023 and 2022, respectively.

The income tax expenses consist of the following components:

	For the six months ended March 31,
	2023	2022
Current income tax expenses	251,042	312,976
Deferred income tax benefit	—	(87,300)
Total income tax provision	$251,042	$225,676

A reconciliation between the Group’s actual provision for income taxes and the provision at Japan statutory rate is as follows:

	For the six months ended March 31,
	2023	2022
Profit before income tax expenses	$805,869	$805,253
Computed income tax expense with statutory tax rate	298,487	298,491
Effect of preferential tax rate	45,014	54,406
Impact of different tax rates in other jurisdictions	(143,893)	(136,578)
Non-deductible expenses	36	—
Deferred offering costs	72,540	—
Unutilized tax loss	(4,986)	—
Changes in valuation allowance	(16,156)	9,357
Income tax expenses	$251,042	$225,676

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

13. INCOME TAXES (cont.)

As of March 31, 2023 and September 30, 2022, the significant components of the deferred tax assets are summarized below:

	As of March 31, 2023	As of September 30, 2022
Deferred tax assets:
Net operating loss carried forward	$257,132	$242,785
Unrealized foreign exchange loss	(23,428)	(31,229)
Total deferred tax assets	233,704	211,556
Valuation allowance	(233,704)	(211,556)
Deferred tax assets, net of valuation allowance	$—	$—

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of March 31, 2023 and September 30, 2022. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of $233,704 and $211,556 for the six months ended March 31, 2023 and September 30, 2022, respectively.

Changes in valuation allowance are as follows:

	As of March 31, 2023	As of September 30, 2022
Valuation allowance:
Balance at beginning of the year	$211,556	$51,244
Additions	(16,156)	179,259
Loss utilized	(4,986)	—
Exchange difference	43,290	(18,947)
Balance at end of the year	233,704	211,556

As of March 31, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

2024	$—
2025	—
2026	146,915
2027	516,543
2028	573,860
Total	1,237,318

14. EQUITY

Ordinary Shares

The Company’s authorized 200,000,000 ordinary shares of par value US$0.00025. On March 24, 2022, the Company issued 20,000,000 ordinary shares. The shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on February 17, 2023.

Additional Paid-in Capital

From November 2022 to January 2023, the then shareholders of Fujian Chuancheng Digital Technology Limited contributed RMB10,000,000 (approximately US$1,456,113) to Fujian Chuancheng Digital Technology Limited.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

14. EQUITY (cont.)

Statutory Reserve

A portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Company’s Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of March 31, 2023 and September 30, 2022, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately nil and nil, respectively.

15. OTHERS, NET

Others, net consisted of the following:

	For the six months ended March 31,
	2023	2022
Rental income	$16,010	$76,797
Government subsidies	2,363	—
Other income	9,663	10,990
Total	$28,036	$87,787

Rental income for the six months ended March 31, 2023 and 2022 was generated from the operating lease of apartments located in Tokyo, Japan.

16. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the six months ended March 31,
	2023	2022
Numerator:
Net income attributable to Linkage Global Inc	$554,827	$579,577

Denominator:
Weighted average number of ordinary shares	20,000,000	20,000,000

Net income per ordinary share
– Basic and diluted	0.03	0.03

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

17. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of March 31, 2023	As of September 30, 2022
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$202,142	$935,581
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	121,447	148,704
Mr. Wu Zhihua	Expenses paid on behalf of the Group	1,456	70,289
Ms. Wu Shunyu	Expenses paid on behalf of the Group	119,258	119,258
Total		$444,303	$1,273,832

Amounts due from related parties

Amount due from related parties consisted of the following for the periods indicated:

		As of March 31, 2023	As of September 30, 2022
Ishiyama	Expenses paid on behalf of Ishiyama	$—	34,552

Related party transactions

Nature	For the six months ended March 31,
	2023	2022
Expenses paid on behalf of the Group by related parties
Mrs. Qi Xiaoyu	$146,458	$707,494
Ms. Wu Shunyu	—	—
Mr. Fuyunishiki Ryo	202,867	26,250
Mr. Wu Zhihua	1,433	78,500
Total	$350,758	$812,244

18. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its Customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its Customers to minimize collection risk on accounts receivable. Based on the analysis, the Company recorded no allowance for bad debt and no allowance for credit risk for the six months ended March 31, 2023 and for the year ended September 30, 2022.

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

18. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total revenue.

	For the six months ended March 31,
	2023	2022
Percentage of the Group’s total revenue
Customer A	14.88%	*
Customer B	10.76%	23.20%
Customer C	*	16.50%
Customer J	*	11.25%

____________

*        represents percentage less than 10%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total accounts receivable:

	As of March 31, 2023	As of September 30, 2022
Percentage of the Group’s accounts receivable
Customer A	39.87%	44.98%
Customer E	*	17.15%
Customer B	*	12.81%
Customer N	10.88%	*

____________

*        represents percentage less than 10%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total contract liabilities:

	As of March 31, 2023	As of September 30, 2022
Percentage of the Group’s contract liabilities
Customer G	*	17.29%
Customer H	22.46%	15.08%
Customer I	*	10.61%

____________

*        represents percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended March 31,
	2023	2022
Percentage of the Group’s purchase
Supplier A	19.39%	*
Supplier B	15.63%	24.33%

____________

*        represents percentage less than 10%

Linkage Global Inc
Notes to Unaudited Condensed Consolidated Financial Statements

18. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payable to suppliers:

	As of March 31, 2023	As of September 30, 2022
Percentage of the Group’s account payable
Supplier D	*	15.82%
Supplier E	15.20%	24.58%
Supplier F	10.47%	16.92%
Supplier G	15.55%	*

____________

*        represents percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers:

	As of March 31, 2023	As of September 30, 2022
Percentage of the Group’s advance to
Supplier L	*	12.02%
Supplier M	25.37%	*
Supplier N	20.55%	*
Supplier O	13.48%	*

____________

*        represents percentage less than 10%

19. COMMITMENTS AND CONTINGENCIES

Commitments

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of March 31, 2023 are payable as follows:

Lease Commitment
Within 1 year	$42,371

For commitments under long-term operating lease, see Note 9.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2023 and through the issuance date of these consolidated financial statements.

20. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date these consolidated financial statements are issued on August 2, 2023. Except for the events mentioned below, the Group did not identify any subsequent events with a material financial impact on the Group’s consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Linkage Global Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Linkage Global Inc (the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TPS Thayer, LLC
TPS Thayer, LLC

We have served as the Company’s auditor since 2022.

Sugar Land, TX

May 9, 2023

Linkage Global Inc
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2022 AND 2021
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of September 30,
	2022	2021
	USD
ASSETS
Current assets
Cash and cash equivalents	3,686,391	1,779,057
Accounts receivable, net	2,164,213	1,405,627
Inventories, net	339,855	377,141
Amounts due from related parties	34,552	—
Prepaid expenses and other current asset, net	899,530	631,853
Total current assets	7,124,541	4,193,678

Non-current assets
Long-term investment	145,447	179,372
Property and equipment, net	1,753,012	3,067,443
Deferred tax assets	—	90,048
Other non-current assets	56,231	—
Total non-current assets	1,954,690	3,336,863
TOTAL ASSETS	9,079,231	7,530,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	518,320	539,260
Accrued expenses and other current liabilities	296,037	222,799
Short-term debts	103,649	269,058
Current portion of long-term debts	585,630	578,147
Contract liabilities	445,808	147,808
Amounts due to related parties	1,273,832	466,442
Income tax payable	467,638	192,007
Total current liabilities	3,690,914	2,415,521

Non-current liabilities
Long-term debts	2,653,764	3,389,120
Total non-current liabilities	2,653,764	3,389,120
Total liabilities	6,344,678	5,804,641

Commitments and contingencies (Note 18)

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized, 20,000,000 ordinary shares issued and outstanding as of September 30, 2022 and 2021, respectively)*	5,000	5,000
Additional paid in capital	119,301	119,301
Retained earnings	2,716,629	1,650,254
Accumulated other comprehensive (loss)	(106,377)	(48,655)
Total shareholders’ equity	2,734,553	1,725,900
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,079,231	7,530,541

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2022	2021
	USD
Revenues	22,028,303	15,466,862
Cost of revenues	(18,323,802)	(12,929,580)
Gross profit	3,704,501	2,537,282

Operating expenses
General and administrative expenses	(1,047,552)	(625,014)
Selling and marketing expenses	(812,062)	(928,385)
Research and development expenses	(628,350)	(102,880)
Gain from disposal of property and equipment	193,191	—
Total operating expenses	(2,294,773)	(1,656,279)
Operating profit	1,409,728	881,003

Other income/(expenses)
Investment income	8,402	—
Interest income/(expenses), net	(79,455)	(81,877)
Others, net	113,658	54,080
Total other income/(expenses), net	42,605	(27,797)

Income before income taxes	1,452,333	853,206
Income tax provision	(385,958)	(101,540)
Net income	1,066,375	751,666

Net income	1,066,375	751,666
Other comprehensive income
Foreign currency translation adjustment	(57,722)	(31,726)
Total comprehensive income attributable to the Company’s ordinary shareholders	1,008,653	719,940

Earnings per ordinary share attributable to ordinary shareholders
Basic and Diluted*	0.05	0.04
Weighted average number of ordinary shares outstanding
Basic and Diluted*	20,000,000	20,000,000

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Total Shareholders’ Equity
	Share	Amount
Balance as of September 30, 2020	20,000,000	$5,000	$119,301	$898,588	$(16,929)	$1,005,960
Net income	—	—	—	751,666	—	751,666
Foreign currency translation adjustment	—	—	—	—	(31,726)	(31,726)
Balance as of September 30, 2021	20,000,000	5,000	119,301	1,650,254	(48,655)	1,725,900
Net income	—	—	—	1,066,375	—	1,066,375
Foreign currency translation adjustment	—	—	—	—	(57,722)	(57,722)
Balance as of September 30, 2022	20,000,000	$5,000	$119,301	$2,716,629	$(106,377)	$2,734,553

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2022	2021
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,066,375	751,666

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,625	33,368
Share of profit from long-term investment	(8,402)	—
Disposal gain from property and equipment	(193,191)	—
Inventory write-downs	21,282	72,456
Deferred tax expenses/(benefits)	80,519	(93,304)
Changes in operating assets and liabilities:
Accounts receivable, net	(910,221)	441,890
Other non-current assets	(61,039)	—
Prepaid expenses and other current asset, net	(520,377)	(154,502)
Inventories, net	(78,455)	225,582
Accounts payable	(11,703)	32,819
Contract liabilities	371,639	(220,901)
Accrued expenses and other current liabilities	152,448	16,361
Amounts due from related parties	(40,098)	—
Amounts due to related parties	946,379	(79,142)
Tax payable	272,148	191,904
Net cash provided by operating activities	1,168,928	1,218,197

Cash flow from investing activities
Purchase of property and equipment	(481,391)	(3,067,173)
Proceeds from disposal of property and equipment	1,265,217	—
Purchase of long-term investments	(40,098)	(139,393)
Net cash provided by/(used in) investing activities	743,728	(3,206,566)

Cash flow from financing activities
Proceeds from short-term debts	160,391	278,787
Proceeds from long-term debts	1,167,861	2,589,662
Repayments of short-term debts	(280,692)	—
Repayments of long-term debts	(1,001,815)	(846,218)
Net cash provided by financing activities	45,745	2,022,231
Effect of exchange rate changes	(51,067)	(8,604)
Net change in cash and cash equivalents	1,907,334	25,258
Cash and cash equivalents, beginning of the year	1,779,057	1,753,799
Cash and cash equivalents, end of the year	3,686,391	1,779,057

Supplemental disclosures of cash flow information:
Income tax paid	33,291	2,940
Interest expense paid	57,776	46,522

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Linkage Global Inc. (“Linkage Cayman”, or the “Company”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on March 24, 2022. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in cross-border product sales and integrated e-commerce services (including digital marketing services, training and consulting services) for e-commerce sellers in Japan, Hong Kong and the People’s Republic of China (the “PRC” or “China”).

As of the date of this report, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Linkage Holding (Hong Kong) Limited (“Linkage Holding”)	April 13, 2022	100%	Investing holding company
Extend Co., Limited (“EXTEND”)	June 23, 2011	100%	Cross-border sales
Linkage Electronic Commerce Limited (“Linkage Electronic”)	March 11, 2022	100%	Cross-border sales
HQT Network Co., Limited (“HQT NETWORK”)	December 8, 2016	100%	Integrated E-commerce training services
Linkage (Fujian) Network Technology Limited (“Linkage Tech” or “WFOE”)	November 24, 2022	100%	Investing holding company
Fujian Chuancheng Internet Technology Limited (formerly known as “Fujian Haishi Cross border Education Technology Limited”)	March 2, 2021	100%	Integrated E-commerce training services
Fujian Chuancheng Digital Technology Limited	June 1, 2021	100%	Cross-border sales

Reorganization

The Group carried out cross-border sales and intergraded e-commerce services since June 2011 and December 2016, respectively. In anticipation of an initial public offering (“IPO”) of the Company’s equity securities in the United States capital market, Linkage Holding was incorporated by the Company in Hong Kong and Linkage Network was incorporated by Linkage Holding in Fujian, the PRC, as the Company’s direct and indirect wholly owned subsidiaries, on April 13, 2022 and November 24, 2022, respectively.

In connection with this offering, the Group undertook a reorganization of its corporate structure (the “Reorganization”) in the following steps:

•        On April 30, 2022, Linkage Cayman acquired 100% of the equity interests in EXTEND from its original shareholder;

•        On October 31, 2022, Linkage Holding acquired 100% of the equity interests in HQT NETWORK from its original shareholder;

•        On September 28, 2022, Linkage Holding acquired 100% of the equity interests in Linkage Electronic from its original shareholder; and

•        On February 17, 2023, Linkage Network acquired 100% of the equity interests in Chuancheng Digital from its original shareholders.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consequently, the Company, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above. The Company and its wholly-owned subsidiaries were effectively controlled by the same controlling shareholder immediately before and after the reorganization, and therefore the reorganization was accounted for as a recapitalization.

As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

Impact of COVID-19

The COVID-19 pandemic was spread in China, Japan and other parts of the world, and COVID-19 restrictions and controls in China were not relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

As of September 30, 2022, the Company had not experienced a significant negative impact of COVID-19 on its operations, capital, and financial position. We did not record material asset impairments, inventory write-downs or bad debt provision related to COVID-19 during the years ended September 30, 2022 and 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, inventory provision, depreciable lives and recoverability of property and equipment, and the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency transactions and translations

The Group’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”). The functional currency of the subsidiary which operates mainly in Japan uses Japanese Yen (“JPY”). The functional currency of the other subsidiaries which operate in China is Renminbi (“RMB”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB and JPY against US$ may fluctuate and is affected by, among other things, changes in the political and economic conditions. Any significant revaluation of RMB or JPY may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

Balance sheet items, except for equity accounts:

	As of September 30,
	2022	2021
RMB to US	US$1=RMB7.1135	US$1=RMB6.4434
JPY to US	US$1=JPY144.7100	US$1=JPY111.5000

Items in the statements of income and comprehensive income, and statements of cash flows:

	For the Years Ended September 30,
	2022	2021
RMB to US	US$1=RMB6.5532	US$1=RMB6.5072
JPY to US	US$1=JPY124.6952	US$1=JPY107.6092

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable, net, include amounts billed and currently due from Customers (as defined below). The amounts due are stated at their net estimated realizable value. Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific Customers and market sectors. The Group established standards and policies for reviewing major account exposures and concentrations of risk. The allowance for doubtful accounts as of September 30, 2022 and 2021 was nil and nil, respectively.

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, and (ii) media that pay the Company’s subsidiaries commissions.

Inventories, net

Inventories, primarily consisting of finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. The Group records inventory valuation allowance for obsolete inventories based upon assumptions on current and future demand forecast. The Group reviews inventory to determine whether the carrying value exceeds the estimated net

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

realizable value. If the inventory on hand is excess of the estimated net realizable value, inventory valuation allowance is estimated and recorded by lowering the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Once inventory valuation allowance is recorded, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory valuation allowance balance as of September 30, 2022 and 2021 were $100,785 and $149,837, respectively.

Property and equipment, net

Property and equipment, other than freehold land, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Vehicle	4 – 6 years
Office equipment	3 – 5 years
Buildings	25 – 30 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets
Land	Indefinite useful life

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of September 30, 2022 and 2021, respectively.

Long-term investment

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of losses of equity method investments in the consolidated statements of comprehensive loss.

The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. No impairments of long-term investments were recognized as of September 30, 2022 and 2021, respectively.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, short-term debts, long-term debts, accounts payable, amounts due to related parties, and other payables included in accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Group’s revenues are mainly generated from 1) cross-border sales, 2) integrated e-commerce services.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with Customers are recognized when control of the promised goods or services is transferred to the Group’s Customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). To achieve the core principle of this standard, the Group applied the following five steps:

1.      Identification of the contract, or contracts, with the Customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Cross-border sales

The Group engages in the sale of food, beauty products, health products and other consumer products in Asia, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Group’s customary business practices, for international sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, which the seller bears the freight costs) and “Free on Board” (“FOB”, which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, the Group elects to account for shipping as activities to fulfill the promise to transfer the goods, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the goods, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), the Group concludes that it obtains control the of the products as the Group is primarily responsible for the contract and has pricing discretion. The Group is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Group establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Group considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

For products shipped from the Group to customers, the Group considers itself the principal because it is in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Integrated e-commerce services

The Group partners with premium social media platforms and provides digital marketing solutions to meet the needs of Customers and other cross-border e-commerce sellers and suppliers (the “Merchants”).

For digital marketing services, the Group acts as an authorized agent advocating Merchants to display ads on social media platforms. In return, the Group receives commission from social media platforms. Over the contract period, the Group continues to receive commissions from social media platforms over the contractual period when Merchants placed ads on the social media platforms. Revenue from digital marketing services is recognized over the contractual period for actual qualifying ads placed calculated by social media platforms, excluding any reversal of ads. The revenue generated solely from the commissions received from social media platforms and will be settled and reconciled in the following month after each quarter-end. The Group has adopted “right to invoice” practical expedient and recognizes revenues based on quarterly billing reports received from social media platforms. The Group considers itself the agent because it is not primarily responsible for fulfilling the promise to render digital marketing services. Therefore, such revenues are reported on a net basis. During the reporting period, all the revenue of the digital marketing services was generated from the Group acting as an authorized agent on behalf of social media platforms.

For other integrated e-commerce services revenue is generated from e-commerce related training/consulting services. The Group fulfils its performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to Customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2022 and 2021.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue which primarily arises from cross-border sales amounted to $445,808 and $147,808 as of September 30, 2022 and 2021, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenues consists primarily of (i) cost of goods sold for cross-border sales, (ii) commission costs for digital marketing services.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals, and (ii) technology services fee. Research and development expenses are expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses, (ii) freight and (iii) the advertising costs and market promotion expenses. The market promotion expenses were $133,160 and $286,190 for the years ended September 30, 2022 and 2021, respectively.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses, (ii) rental cost for offices, and (iii) depreciation expenses.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

The Company’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included in research and development expenses, selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to $39,490 and $33,888 for the years ended September 30, 2022 and 2021, respectively.

Leases

The Group assess all of its leases for capital versus operating lease classification. Based on assessment per ASC 840, the Group has one operating lease. Under ASC 840, leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property, which includes rent holidays, on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary Differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions on September 30, 2022 and 2021, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating uncertain tax positions and determining provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended September 30, 2022 and 2021, respectively. As of September 30, 2022 and 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Consumption tax

The Japanese subsidiary is subject to consumption tax. The Consumption Tax Act (Act No. 108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Government subsidies

Government subsidies consist of cash subsidies received by the Group from the PRC local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. Government grants received related to the purchases of long-term assets are used to net the cost of the respective assets.

The Group recorded government subsidies of $3,441 and nil in others, net for the years ended September 30, 2022 and 2021, respectively.

Statutory reserves

In accordance with the Companies Law of the People’s Republic of China, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended September 30, 2022 and 2021, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries as these PRC companies did not record any after-tax profits as determined under PRC GAAP.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2022 and 2021, there was no dilution impact.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker, CEO, reviews segment results when making decisions about allocating resources and assessing performance of the Group.

As a result of the assessment made by CODM, the Group has two operating segments: EXTEND, and other subsidiaries. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s reportable segments are business units operate in different countries. EXTEND operates in Japan, which is subject to different regulatory environment than other subsidiaries which operate in the PRC and Hong Kong.

Recent accounting pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Group will adopt ASU 2016-02 from October 1, 2022. The Group is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from October 1, 2022. The Group is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

3. SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has two reportable segments, including EXTEND from Japan, and other subsidiaries from Hong Kong and PRC. The Group’s CODMs evaluate performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the Years ended September 30, 2022
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$16,515,393	$5,512,910	$22,028,303
Segment income before tax	$273,508	$1,178,825	$1,452,333
	For the Years ended September 30, 2021
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$12,352,979	$3,113,883	$15,466,862
Segment income before tax	$(253,519)	$1,106,725	$853,206

The total assets from continuing operations by segments as of September 30, 2022 and 2021 were as follows:

	As of September 30,
	2022	2021
Segment assets
EXTEND	$3,886,339	$5,310,984
Other subsidiaries	5,192,892	2,219,557
Total segment assets	$9,079,231	$7,530,541

The property and equipment, net from continuing operations by segments as of September 30, 2022 and 2021 were as follows:

	As of September 30,
	2022	2021
Property and equipment, net
EXTEND	$1,549,102	$3,062,407
Other subsidiaries	203,910	5,036
Total property and equipment, net	$1,753,012	$3,067,443

4. REVENUE

The following table disaggregates the Group’s revenue for the years ended September 30, 2022 and 2021:

	For the Years Ended September 30,
	2022	2021
By revenue streams
Cross-border sales	$17,907,407	$12,417,034
Integrated e-commerce services
Digital marketing services	3,945,353	3,046,565
Others	175,543	3,263
Total	$22,028,303	$15,466,862

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

5. INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2022	2021
Finished goods	$440,640	$526,978
Inventory valuation allowance	(100,785)	(149,837)
Inventories, net	$339,855	$377,141

Movement of inventory valuation allowance is as follows:

	As of September 30,
	2022	2021
Balance at the beginning of the year	$149,837	$84,390
Addition	21,282	72,456
Write-offs	(38,301)	—
Foreign currency translation adjustment	(32,033)	(7,009)
Balance at the end of the year	$100,785	$149,837

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of September 30,
	2022	2021
Tax refunds	$532,149	442,165
Deposits	187,691	95,502
Advance to suppliers	104,922	63,662
Prepaid expenses	71,348	27,092
Others	3,420	3,432
Prepayments and other current assets, net	$899,530	631,853

Tax refunds consist of consumption tax and value-added tax refund for export business. The Group is eligible for consumption tax and value-added tax refund for cross-border products sales in Japan and China.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,
	2022	2021
Cost
Office equipment	$17,814	$7,157
Vehicle	315,561	111,677
Buildings	391,087	818,424
Leasehold improvement	10,280	—
Land property right	1,143,716	2,215,440
	1,878,458	3,152,698

Less: accumulated depreciation and amortization	(125,446)	(85,255)
Property and equipment, net	$1,753,012	$3,067,443

____________

(1)      Depreciation expense was $81,625 and $33,368 for the years ended September 30, 2022 and 2021, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

7. PROPERTY AND EQUIPMENT, NET (cont.)

(2)      In October 2021 and March 2022, EXTEND disposed of two buildings and associated land in Tokyo, Japan for which the carrying value was $616,049 and $305,911, respectively. EXTEND received proceeds of $796,489 and $333,897 from the disposal, resulting in disposal gain of $180,440 and $27,986, respectively.

(3)      In December 2021, EXTEND disposed of a vehicle for which the carrying value was $202,008. EXTEND received $186,773 from the disposal, resulting in disposal loss of $15,235.

(4)      The Group did not dispose of properties nor equipment for the year ended September 30, 2021.

(5)      No impairment loss was recognized for the years ended September 30, 2022 and 2021.

(6)      As of September 30, 2022, a vehicle, owned by Chuancheng Digital, for which the carrying value was $191,260, was pledged to secure a long-term loan from a financial institution.

8. LONG-TERM INVESTMENT

	As of September 30, 2022		As of September 30, 2021
	$	Interest %	$	Interest %
Equity method investments
Ishiyama Real Estate Co. Ltd.	145,447	25.00%	179,372	25.00%
	145,447		179,372

On September 14, 2021, EXTEND established Ishiyama Real Estate Co. Ltd. (“Ishiyama”) with other investors and obtained a 25% of equity interest in Ishiyama with an initial investment of JPY20,000,000, or $182,382. The initial investment was fully paid on November 24, 2021.

The Group applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of initial measurement. For the years ended September 30, 2022 and 2021, the Group recognized its proportionate share of the equity investee’s net income into earnings in the amount of $8,402 and nil, respectively. There is no difference between the carrying amount and the proportional net assets of the investee as of September 30, 2022 and 2021.

9. SHORT-TERM DEBTS

As of September 30, 2022 and 2021, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity		As of September 30, 2022	As of September 30, 2021
				USD	USD
The Shoko Chukin Bank	1.50%	05/02/2021	04/02/2022	—	269,058
Gunma Bank	1.50%	27/06/2022	25/06/2023	103,649	—
				103,649	269,058

The short-term debts as of September 30, 2022 were primarily obtained from one bank with interest rate 1.50% per annum. The short-term debts as of September 30, 2021 were primarily obtained from one bank with interest rate 1.50% per annum.

The interest expenses were $506 and $2,773 for the years ended September 30, 2022 and 2021, respectively. The weighted average interest rates of short-term debts outstanding were 1.50% and 1.50% per annum as of September 30, 2022 and 2021.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

10. LONG-TERM DEBTS

As of September 30, 2022 and 2021, long-term debts consist of the following:

Bank and other financial institution	Annual Interest Rate		Start	End	As of September 30, 2022		As of September 30, 2021		Pledge
					Long- term	Long- term (current portions)	Long- term	Long- term (current portions)
					USD		USD
Shinhan Bank Japan	1.90%		16/04/2021	16/04/2024	989,428	48,095	1,346,548	62,421
The Shoko Chukin Bank	1.05%		31/03/2017	25/02/2022	—	—	—	7,354
The Shoko Chukin Bank	1.50%		09/05/2019	25/04/2024	27,641	41,462	89,686	53,812
The Shoko Chukin Bank	1.11%		26/05/2020	25/04/2030	137,655	20,897	205,776	27,121
The Shoko Chukin Bank	1.50%		04/02/2022	27/01/2025	91,217	69,657	—	—
Mizuho Bank	TIBOR	*+0.75%	28/03/2019	25/03/2022	—	—	—	15,157
Mizuho Bank	0.83%		25/03/2020	25/03/2025	20,634	13,848	44,753	17,973
Mizuho Bank	2.00%		01/06/2021	01/06/2031	160,666	20,731	235,426	26,906
Kiraboshi Bank	0.50%		03/04/2020	31/03/2030	269,505	41,462	403,587	53,812
The Higa Shi-nippon Bank	1.05%		31/10/2019	25/10/2022**	—	—	—	3,668
Japan Finance Corporation	1.11%		16/07/2020	30/06/2030	235,229	34,828	350,493	45,202
Musashino Bank	1.50%		31/05/2022	02/06/2025	120,862	63,396	—	—
Japan Finance Corporation	0.46%		09/06/2020	20/04/2030	139,755	21,229	208,933	27,552
Japan Finance Corporation	0.38%		23/04/2021	20/03/2031	52,864	7,050	77,758	9,148
Asuka Shinkumi Bank	2.20%		09/10/2020	25/05/2022	—	—	—	215,190
Shinsei Investment Bank	3.08%		09/10/2020	15/12/2045	—	—	426,160	12,831
Zhongli International Financial Leasing Co. LTD	14.56%		11/08/2022	15/08/2025	269,441	140,578	—	—
Zhongli International Financial Leasing Co. LTD	13.63%		26/07/2022	26/07/2025	138,867	62,397	—	—	Vehicle
					2,653,764	585,630	3,389,120	578,147

____________

*        TIBOR is an acronym for Tokyo Interbank Offered Rate, which is the daily reference rate derived from interest rates that banks charge to lend funds to other banks in the Japanese interbank market.

**      As of September 30, 2022, the remaining balance of $3,668 has been paid.

The long-term debts as of September 30, 2022 were primarily obtained from nine banks and one financial institution, with interest rates ranging from 0.38% to 14.56% per annum. The long-term debts as of September 30, 2021 were primarily obtained from seven banks with interest rates ranging from 0.38% to 3.08% per annum. The interest expenses were $57,270 and $43,749 for the years ended September 30, 2022 and 2021, respectively. The weighted average interest rates of long-term debts outstanding were 4.59% and 2.36% per annum as of September 30, 2022 and 2021, respectively.

As of September 30, 2022 and 2021, there was no event of default on long-term debts occurred. As of September 30, 2022 and September 30, 2021, no long-term debts was guaranteed by the Company or its subsidiaries. As of September 30, 2022, a vehicle with carrying value of $191,260 was pledged against one long-term debt. As of September 30, 2021, no assets of the Company and its subsidiaries were pledged as collateral against long-term debts.

On January 17, 2022, the Group bought a vehicle and paid in full. On July 26, 2022, the Group entered into a loan agreement with Zhongli International Financial Leasing Co. LTD (the “Lessor”) to pledge the same vehicle and to receive RMB1,500,000 ($210,867) from the Lessor. The transaction is classified as “failed” sale and leaseback transactions, as the control of the vehicle does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a liability. As of September 30, 2022, the current portion and non-current portion of the liability is recorded in short-term debt ($62,397) and long-term debt ($138,868), respectively.

The Group was not subject to any financial covenants as of September 30, 2022 and 2021.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

10. LONG-TERM DEBTS (cont.)

Debt Maturities

The contractual maturities of the Group’s long-term debts as of September 30, 2022 were as follows:

Principle amount
Within 1 year	$585,630
1 – 2 years	1,533,726
2 – 3 years	416,756
3 – 4 years	146,196
4 – 5 years	146,196
Over 5 years	410,890
Total	$3,239,394

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2022	2021
Accrued payroll and welfare	$164,421	$133,515
Deposits	80,326	12,272
Tax Payable	5,795	6,656
Accrued service fee	5,177	4,612
Others	40,318	65,744
	$296,037	$222,799

12. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for qualified corporations, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations which is not qualifying for the two-tiered profits tax rates regime, will continue to be taxed at a flat rate of 16.5%.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

12. INCOME TAXES (cont.)

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the year ended September 30 2022 and 2021 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 37.1% for the years ended September 30, 2022 and 2021. The effective income tax rate was approximately 34.1% for the year ended September 30, 2022 (2021: 36.8%).

The income tax expenses consist of the following components:

	For the years ended September 30,
	2022	2021
Current income tax expenses	305,439	194,844
Deferred income tax expenses/(benefit)	80,519	(93,304)
Total income tax provision	$385,958	$101,540

A reconciliation between the Group’s actual provision for income taxes and the provision at Japan statutory rate is as follows:

	For the years ended September 30,
	2022	2021
Profit before income tax expenses	$1,452,334	$853,206
Computed income tax expense with statutory tax rate	538,344	316,262
Effect of preferential tax rate	(29,148)	(20,586)
Impact of different tax rates in other jurisdictions	(303.869)	(244,878)
Non-deductible expenses	1,372	—
Changes in valuation allowance	179,259	50,742
Income tax expenses	$385,958	$101,540

As of September 30, 2022 and 2021, the significant components of the deferred tax assets are summarized below:

	As of September 30,
	2022	2021
Deferred tax assets:
Net operating loss carried forward	$242,785	$144,046
Unrealized foreign exchange loss	(31,229)	(2,754)
Total deferred tax assets	211,556	141,292
Valuation allowance	(211,556)	(51,244)
Deferred tax assets, net of valuation allowance	$—	$90,048

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of September 30, 2022 and 2021. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of $211,556 and $51,244 for the years ended September 30, 2022 and 2021, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

12. INCOME TAXES (cont.)

Changes in valuation allowance are as follows:

	As of September 30
	2022	2021
Valuation allowance:
Balance at beginning of the year	$51,244	$—
Additions	179,259	50,742
Exchange difference	(18,947)	502
Balance at end of the year	211,556	51,244

As of September 30, 2022, net operating loss carryforwards will expire, if unused, in the following amounts:

2023	$—
2024	—
2025	—
2026	201,542
2027	717,036
Total	918,578

13. EQUITY

Ordinary Shares

The Company’s authorized 200,000,000 ordinary shares of par value US$0.00025. On March 24, 2022, the Company issued 20,000,000 ordinary shares. The shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on February 17, 2023.

Statutory Reserve

A portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Company’s Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of September 30, 2022 and 2021, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately nil and nil, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

14. OTHERS, NET

Others, net income and expense consisted of the following:

	For the years ended September 30,
	2022	2021
Rental income	$130,900	$120,345
Tax subsidies and deductions	34,886	11,622
Government subsidies	3,441	—
Others expenses	(55,569)	(77,887)
Total	$113,658	$54,080

Rental income for the years ended September 30, 2022 and 2021 was generated from the operating lease of apartments located in Tokyo, Japan.

15. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	As of September 30,
	2022	2021
Numerator:
Net income attributable to Linkage Global Inc	$1,066,375	$751,666

Denominator:
Weighted average number of ordinary shares	20,000,000	20,000,000

Net income per ordinary share
– Basic and diluted	0.05	0.04

16. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2022	2021
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$935,581	$209,406
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	148,704	197,160
Mr. Wu Zhihua	Expenses paid on behalf of the Group	70,289	—
Ms. Wu Shunyu	Expenses paid on behalf of the Group	119,258	15,033
Ishiyama	Payable for subscription capital on long-term-investment	—	44,843
Total		$1,273,832	$466,442

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

16. RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties

Amount due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2022	2021
Ishiyama	Expenses paid on behalf of Ishiyama	$34,552	—

Related party transactions

Nature	For the years ended September 30,
	2022	2021
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$1,165,096	$207,352
Ms. Wu Shunyu	104,225	183,156
Mr. Fuyunishiki Ryo	78,240	61,094
Mr. Wu Zhihua	76,299	—
Total	$1,424,460	$451,602

Expenses paid on behalf of Ishiyama by the Group

Ishiyama	$34,552	$—

17. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its Customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its Customers to minimize collection risk on accounts receivable. Based on the analysis, the Company recorded no allowance for bad debt and no allowance for credit risk for the years ended September 30, 2022 and 2021.

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total revenue.

	For the years ended September 30,
	2022	2021
Percentage of the Group’s total revenue
Customer A	18.03%	19.70%
Customer B	17.53%	*
Customer C	10.53%	*
Customer D	*	13.02%

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

17. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2022	2021
Percentage of the Group’s accounts receivable
Customer A	44.98%	70.17%
Customer E	17.15%	*
Customer B	12.81%	*
Customer F	*	11.34%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total contract liabilities:

	As of September 30,
	2022	2021
Percentage of the Group’s contract liabilities
Customer G	17.29%	*
Customer H	15.08%	*
Customer I	10.61%	*
Customer J	3.15%	29.46%
Customer K	*	30.95%
Customer L	*	12.13%
Customer M	*	11.67%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2022	2021
Percentage of the Group’s purchase
Supplier A	20.59%	*
Supplier B	15.97%	20.81%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payable to suppliers:

	As of September 30,
	2022	2021
Percentage of the Group’s account payable
Supplier C	*	43.50%
Supplier D	15.82%	29.07%
Supplier E	24.58%	*
Supplier F	16.92%	*

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

17. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers:

	As of September 30,
	2022	2021
Percentage of the Group’s advance to
Supplier I	*	19.43%
Supplier J	*	18.68%
Supplier K	*	14.82%
Supplier L	12.02%	*

____________

*        represent percentage less than 10%

18. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of September 30, 2022 are payable as follows:

Lease Commitment
Within 1 year	$576,467
1 – 2 years	96,261
2 – 3 years	76,726
3 – 4 years	77,240
4 – 5 years	77,779
Over 5 years	291,540
Total	$1,196,014

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30,2022 and through the issuance date of these consolidated financial statements.

19. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date these consolidated financial statements are issued on May 9, 2023. Except for the events mentioned below, the Group did not identify any subsequent events with a material financial impact on the Group’s consolidated financial statements.

Share split

On March 20, 2023, a resolution of the shareholders of the Company was adopted to subdivide all of the Company’s ordinary shares on the basis of 1:4000. The share capital of the Company was $50,000 divided into 200,000,000 shares of a par value of $0.00025 each.

Ordinary Shares

Linkage Global Inc

Prospectus dated            , 2023

Until            , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The laws of the Cayman Islands do not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud, wilful default, wilful neglect or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify our directors and officers, and their personal representatives against and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such persons, other than by reason of such person’s actual fraud, wilful default or wilful neglect in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment), or in the execution or discharge of his duties, powers, authorities, or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or its affairs in any court or tribunal whether in the Cayman Islands or elsewhere. To the extent permitted by the law of the Cayman Islands, we may make payments, or agree to make payment (whether by way of advance, loan or otherwise), for any legal costs incurred by our directors and officers in respect of any matters identified above, on the condition that our directors and officers will repay us those legal costs (to the extent that it is ultimately found that we are not liable to indemnify the director or officer).

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities(2)		Consideration
Ordinary Shares
Smart Bloom Global Limited	March 24, 2022	2,550	(1)	$2,550
Rosy Gold Investments Limited	March 24, 2022	100		$100
Talent Best Global Limited	March 24, 2022	225		$225
Glorious Global Investments Limited	March 24, 2022	240		$240
Horizon Century International Limited	March 24, 2022	230		$230
Sharp Creation Developments Limited	March 24, 2022	230		$230
Honour Global Group Limited	March 24, 2022	240		$240
Easy Rich Ventures Limited	March 24, 2022	225		$225
Top Edge Developments Limited	March 24, 2022	240		$240

Securities/Purchaser	Date of Issuance	Number of Securities(2)	Consideration
Link Power Ventures Limited	March 24, 2022	240	$240
Lion Speed Enterprises Limited	March 24, 2022	240	$240
Wisdom Navigate Investments Limited	March 24, 2022	240	$240

____________

(1)      On March 24, 2022, Linkage Cayman was incorporated, and the subscriber received 1 ordinary share as incorporation founder. On the same day, the subscriber’s share was transferred to Smart Bloom Global Limited, and the Company issued 2,549 ordinary shares to Smart Bloom Global Limited.

(2)      On March 20, 2023, the Company authorized share capital is $50,000 divided into 200,000,000 Ordinary Shares, par value $0.00025 per share. As of the date of this prospectus, there are 20,000,000 Ordinary Shares issued and outstanding as below:

Shareholder	Number of Ordinary Shares
Smart Bloom Global Limited	10,200,000
Rosy Gold Investments Limited	400,000
Talent Best Global Limited	900,000
Glorious Global Investments Limited	960,000
Horizon Century International Limited	920,000
Sharp Creation Developments Limited	920,000
Honour Global Group Limited	960,000
Easy Rich Ventures Limited	900,000
Top Edge Developments Limited	960,000
Link Power Ventures Limited	960,000
Lion Speed Enterprises Limited	960,000
Wisdom Navigate Investments Limited	960,000
Total	20,000,000

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Linkage Global Inc

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association Currently In Effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of the Representative’s Warrants (included in Exhibit 1.1)
5.1*	Opinion of Ogier (Cayman) LLP regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Representative’s Warrants
8.1*	Opinion of AllBright Law Offices (Fuzhou) with respect to certain PRC tax matters (included in Exhibit 99.3)
8.2*	Opinion of Winston & Strawn with respect to certain Hong Kong tax matters (included in Exhibit 99.4)
8.3*	Opinion of City-Yuwa Partners with respect to certain Japanese tax matters (included in Exhibit 99.5)
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Form of Director Offer Letter between the Registrant and its directors
10.4*	Concerted Actor Agreement, dated February 17, 2023
10.5*	English Translation of the exclusive licensing agreement between Xiaoyu Qi and Chuancheng Digital, dated July 1, 2021
10.6*	Product Kicker Agreement between Google Asia Pacific Pte. Ltd. and HQT NETWORK, dated January 24, 2022
10.7*	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Luoxi Technology Co., Ltd., dated January 16, 2023
10.8*	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Huajue Communication Co., Ltd., dated May 16, 2022
10.9*	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Weiermei Intelligent Technology Co., Ltd., dated November 3, 2022
10.10*	English Translation of Advertisement Publishing Agreement among HQT NETWORK, Chuancheng Digital, and Huntmobi Holdings Limited, dated January 2, 2023
21.1*	Subsidiaries
23.1*	Consent of TPS Thayer LLC
23.2*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
23.3*	Consent of AllBright Law Offices (Fuzhou) (included in Exhibit 99.3)
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
23.5*	Consent of Winston & Strawn (included in Exhibit 99.5)
23.6*	Consent of City-Yuwa Partners (included in Exhibit 99.5)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan
99.3*	Opinion of AllBright regarding certain PRC law matters
99.4*	Opinion of Winston & Strawn with respect to certain Hong Kong law matters
99.5*	Opinion of City-Yuwa Partners with respect to certain Japanese law matters
99.6*	Consent of H. David Sherman (Independent Director Nominee)
99.7*	Consent of Dong Chen (Independent Director Nominee)
99.8*	Consent of (Independent Director Nominee)
107*	Filing Fee Table

____________

*        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, on         , 2023.

Linkage Global Inc
By:
Zhihua Wu
Chief Executive Officer, Director, and Chairman of the Board of Directors
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Zhihua Wu and Zijun Li as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer, Director, and Chairman of the Board of Directors	, 2023
Name: Zhihua Wu	(Principal Executive Officer)
	Chief Financial Officer	, 2023
Name: Zijun Li	(Principal Accounting and Financial Officer)
	Director and Chief Operating Officer	, 2023
Name: Ryo Fuyunishiki

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Linkage Global Inc, has signed this registration statement or amendment thereto in New York, NY on         , 2023.

Authorized U.S. Representative
By:
Name:
Title: